2024 Annual Report

We make the future work.



EATON

Powering Business Worldwide



Our products and solutions for key end markets sit at the intersection of a wide breadth of **megatrends driving our world forward.**

The electrification of society, reindustrialization and digitalization, along with the increase in infrastructure spending and the need to meet green regulations around the world – all of these trends are accelerating growth in our markets.

We're boldly looking ahead to a promising future. Because we make what matters work – today and in the decades to come.

Powering growth for our stakeholders and the world

To our shareholders:

When I became CEO of Eaton nine years ago, I identified four priority goals:

- To simplify the company – our mission, our areas of focus and our portfolio.
- To benchmark the best and instill high performance expectations, everywhere.
- To build a team of highly capable and synergistic leaders.
- And to become a high-performing organization that consistently delivers top tier revenue and earnings growth.

Through the relentless focus of our teams around the world, we've made tremendous progress. We've established a clear mission for the company – to improve the environment and the quality of life for all people. During the journey, we needed to make hard decisions on our areas of focus. So, we streamlined our portfolio, narrowed our set of initiatives and increased investment in our core.

We've also strengthened our culture by building a team who measure themselves against the highest performance standards – a team that will never be satisfied with the status quo. And we identified the next generation of leaders who are ready for the challenges ahead. The most visible of these appointments is Paulo Ruiz, who was named president and chief operating officer of Eaton and will succeed me as chief executive officer later this year.



Our transformation required us to embrace our role and our commitment to accelerating the efficient use of energy by building a more electrified world. We've transformed our business portfolio by shedding slow-growth, volatile and low-margin businesses while strengthening our Electrical and Aerospace businesses. These businesses are well-positioned to meet the changing needs of society, while delivering higher growth, higher margins and more earnings consistency. And they will do so for years to come. They are positioned at the epicenter of a growth super cycle driven by some of the most powerful megatrends transforming society today: a growing need for energy, electrification, digitalization, infrastructure spending and reindustrialization.

Today, Eaton is a growth company, evolving to continue to meet our commitments to our shareholders and the changing needs of our customers and all our stakeholders. We know who we are and what we need to do to get better. And you have our commitment that we will never lower the bar. We will continue to be our toughest critics, always looking for a higher benchmark, always looking to find a better way. For example, we're not satisfied with our growth. Our factories can be more effective. And we have not reached our ambitions on free cash flow.

While some could be overwhelmed by the opportunities to be better, our team at Eaton is energized. We're powering forward by making investments in our capabilities, our people and our businesses. In 2024, we drove significant transformations within our functions and our operations to facilitate collaboration, functional excellence and the ability to leverage our scale. We invested in strategic growth areas by expanding manufacturing capacity and deepened our participation in growing end markets. And we did it all the right way – keeping our employees safe, upholding the highest ethical standards and protecting the environment we all share.

All of this has allowed us to deliver on our commitments to our shareholders every quarter, consistently providing stronger returns. The following points highlight additional impacts of our transformation, and how we're preparing for the next phase of our growth.

We've powered growth for our investors.

We delivered strong financial results in 2024, a result of robust demand in our end markets and our team's successful execution.

- For the full year 2024, sales were a record $24.9 billion, up 7% from 2023, with organic sales up 8% and partially offset by 1% from negative currency translation.
- Earnings per share for 2024 were a record $9.50. Excluding charges of $0.84 per share related to intangible amortization, $0.40 per share related to a multi-year restructuring program, and $0.06 per share related to acquisitions and divestitures, adjusted earnings per share were a record $10.80. Both earnings per share and adjusted earnings per share were up 18% over 2023.
- Segment margins were 24.0% for 2024, a record and above the high end of our latest guidance range.
- Operating cash flow for 2024 was $4.3 billion and free cash flow was $3.5 billion, both records and up 19% and 23%, respectively, over the same period in 2023.[1]

In addition, Eaton was identified as a top-performing company for investor relations, earning number-one rankings among electrical equipment and multi-industrial companies in 2024 from Extel.

We've powered growth for our customers.
- We made significant changes to how we run our company, continuing to execute transformations in our IT, Finance, Engineering and Supply Chain functions, and launching Operating for Growth, an initiative aimed at evolving Eaton into a world-class manufacturing company.
- We deepened our focus on AI, expanding our relationship with Palantir Technologies to leverage their AI platform to drive productivity and value creation for our customers and within our operations, and extending the use of Microsoft 365 Copilot to drive efficiency throughout our functions.
- We made significant investments aimed at expanding our capacity and strengthening our participation in growing end markets, including in Chennai to support the growth of our GEIS business; in Puducherry to better serve the data center, industrial and utility markets; in Dubai to meet the increasing demand for power in the Middle East; and with NordicEPOD to supply critical power products to the rapidly expanding European data center market.

We've powered growth for our people.
- We kept the safety of our people a top priority, decreasing our total recordable and days-away case rates by 13% and 26%, respectively, and reducing severe injuries by 5% over 2023.
- We earned independent recognition for the employee experience at Eaton, receiving 28 separate honors for being a great place to work.
- We stayed focused on doing business right, launching our new global ethics ambassador program and celebrating Eaton Ethics Week across the enterprise for the second consecutive year.

We've powered growth for society.
- We made good progress towards our 2030 sustainability targets, achieving 83% of our goal to certify 100% of our sites zero waste to landfill and marking the certification of 21% of Eaton sites zero water discharge, far exceeding our 2030 goal of 10%. We added clean energy projects to our operations in the U.S., China and France to further reduce our carbon emissions; from 2018 through 2023, we reduced emissions in our operations by 31% and are on track to hit our 2030 reduction goal of 50%.
- We showed our commitment to improving our communities, donating more than $12 million to support communities across the world in 2024 and raising nearly $450,000 for our colleagues impacted by natural disasters through our new Employee Disaster Relief Fund.

We're powering growth for the future.
As we consider our outlook for 2025 and beyond, we believe our best days at Eaton are still ahead of us. Our growth will continue to be supported by both the powerful megatrends that have fueled our progress in recent years – electrification, energy investments, digitalization and reindustrialization – and the actions we're taking to outgrow our end markets.

Our strong performance in 2024 was not only driven by robust market demand, but also by our team's successful execution across the enterprise. So, to continue to fully leverage these powerful tailwinds, we'll stay focused on providing unique solutions to customers, driving excellence in our functions, and delivering world-class performance in our operations.

In closing
During my time as the leader of Eaton, we've seen tremendous success as an organization. We've become a growth company, one of our shareholders' best investments, and a company driven by our mission to improve the environment and the lives of people everywhere.



[1] In 2024, free cash flow of $3.5 billion was operating cash flow of $4.3 billion, less capital expenditures of $0.8 billion. In 2023, free cash flow of $2.9 billion was operating cash flow of $3.6 billion, less capital expenditures of $0.8 billion.

Yet, the opportunities for us to become better and to accelerate our growth are everywhere. We're embarking on a new era as we prepare to welcome our next CEO, Paulo Ruiz. As you'll hear from him, Paulo has the passion and vision needed to lead the next evolution of our business.

It's a new day in the long history of Eaton, and our future has never looked more promising.



Craig Arnold
Chairman and CEO

Powering growth for an exciting future



To our shareholders:

On June 1, 2025, I'll have the privilege of becoming the next leader of Eaton. In this role, I look forward to leveraging my nearly three decades of global leadership experience, the last six of which have been spent driving performance improvements at Eaton, to accelerate our company's growth.

What I have learned throughout my career supports my conviction that the best years for our company are ahead of us. We have transformed ourselves and are well-positioned to become the world's premier power management company, defined by market leadership in our core segments and breakthrough innovations in emerging technologies. We are at the epicenter of the growth super cycle that Craig Arnold outlined in his message, driven by megatrends that align perfectly with our unique strengths and capabilities.

I admire what Craig has accomplished as CEO and am personally grateful for his continued mentorship as he passes the torch to me. We are working together to ensure a seamless transition that will maintain our momentum.

Despite our recent successes, I'd like to make it clear that there is no space for complacency in our culture. We have the ambition and the talent to take the company to the next level.

What I also want you to know as an investor is that **I am focused on driving long-term shareholder value.** Our teams will deliver this value through accelerated growth, margin expansion, and disciplined investment in the future.

My leadership team and I have developed a comprehensive strategy to accelerate our growth and expand margins while strengthening our powerful brand.

This strategy centers on three key pillars:

Lead for growth: We're building a more agile, customer-centric organization powered by a winning culture. This means fostering innovation, setting industry-leading standards and developing our exceptional talent to meet tomorrow's challenges.

Invest for growth: We're strategically deploying capital to expand capacity and to launch innovative products, technologies and systems that allow us to win in the highest growth markets. We're also pursuing strategic M&A opportunities that complement our core capabilities.

Execute for growth: We're elevating our operational excellence through enhanced manufacturing efficiency, supply chain optimization and streamlined support functions. By implementing best-in-class processes and leveraging AI across our organization, we are driving sustainable margin expansion and delivering consistent results.

Our strategy builds on our foundation as a global leader in power management. Through disciplined capital allocation, operational excellence and our deep technical expertise, we will accelerate growth and create sustained value for you and all our stakeholders.

Our vision for the future is clear: to be the partner of choice for customers, the employer of choice for talent and the investment of choice for shareholders.

Thank you for your continued confidence in Eaton and the exciting future we're building together.

Paulo Ruiz
President and COO



$10.80
Adjusted earnings per ordinary share (Dollars per share)

Up 18% over 2023

$3.76
Dividends per ordinary share
(Dollars per share)

$4.3
Cash flow from operations
(Billions of dollars)

8%
Organic sales growth

$24.9
Net sales
(Billions of dollars)

	2024	2023	2022
Net income per share attributable to Eaton ordinary shareholders – diluted	$9.50	$8.02	$6.14
Adjustments			
Acquisition and divestiture charges	0.06	0.10	0.37
Restructuring program charges	0.40	0.11	0.07
Intangible asset amortization expense	0.84	0.89	0.99
Adjusted earnings per ordinary share	**$10.80**	**$9.12**	**$7.57**

Company stock performance



This graph compares the cumulative total return to shareholders for Eaton, the S&P 500 Index and the S&P 500 Industrials Index. The shareholder returns reflected on the graph assume dividends were reinvested as of the ex-dividend date. Source: Bloomberg

Leaning forward into a sustainable future.

Eaton's mission, to improve the quality of life and the environment, means we're ideally positioned to help build a sustainable future – one where humans thrive, we mitigate the climate crisis, and support responsible development.

To get there, we are focused on deploying our four-part sustainability strategy:

○ **Creating sustainable solutions**
○ **Reducing our footprint**
○ **Engaging our employees and communities**
○ **Doing business right and transparency**

We're developing climate solutions that accelerate the electrification of society – vehicles, airplanes, buildings and communities – and we're meeting the exponential growth in society's demand for software, data and intelligent insights with our digital solutions.

And we've made significant progress in achieving our 2030 Sustainability Targets. In our 2023 Sustainability Report, we reported:

$1.3B
invested in research & development aligned with our Positive Impact Framework

31%
reduction in Scope 1 and 2 greenhouse gas emissions in our operations since 2018

71%
of net sales from solutions that enable a more sustainable future



Scan for our latest Sustainability Report.

Shareholder information (This content was not included in our 10-K SEC filing.)

Annual general meeting of shareholders

The company's 2025 Annual General Meeting of Shareholders will be held at 9:00 a.m., Dublin time, on Wednesday, April 23, 2025, at Eaton House, 30 Pembroke Road, Dublin 4, Ireland. Formal notice of the meeting will be made available on or about March 14, 2025, to each shareholder of record as of February 25, 2025.

Most Eaton shareholders will not receive a mailed copy of the Proxy Statement and Annual Report to Shareholders, but rather a notice that these materials are available online. Eaton shareholders who currently receive paper copies, due to a prior election or due to participation in an employee benefit plan, can register for electronic delivery of these materials as well as online proxy voting, at http://enroll.icsdelivery.com/etn.

2024 annual report to shareholders

This 2024 Annual Report to Shareholders is available online at Eaton.com. Any shareholder may obtain at no charge a printed copy of this Annual Report upon written request to the address shown below. Other public financial reports are also available on Eaton's website at Eaton.com.

Annual certifications

The most recent certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to Eaton's Annual Report on Form 10-K for 2024. Additionally, Eaton submitted to the New York Stock Exchange its 2024 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.

Dividend reinvestment plan

Our dividend reinvestment plan is available to shareholders of record of Eaton Ordinary Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends. Shareholders should refer to the Eaton DRIP Prospectus for more information and associated fees.

Direct deposit of dividends

Shareholders of record may have their dividends directly deposited into their bank accounts. Interested shareholders of record should contact Broadridge, as shown below.

Forward-looking statements

This Annual Report to Shareholders, including the Chairman's and President's letters, contains forward-looking statements concerning expectations for the future and our corporate strategy, in addition to the forward-looking statements made in the Form 10-K included in this Annual Report. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside of Eaton's control. Please see the factors described in the paragraph under the heading "Forward-Looking Statements" on page 95 of the Form 10-K included in this Annual Report to Shareholders for a discussion of the factors that could cause actual results to differ materially from these forward-looking statements.

Broadridge Corporate Issuer Solutions

Regular Mail: P.O. Box 1342, Brentwood, NY 11717
Registered/Overnight Packages: ATTN: IWS, 1155 Long Island Ave., Edgewood, NY 11717
Phone: +1 888.597.8625 (U.S. & Canada) +1 303.562.9631 (Toll)
TDD: +1 855.627.5080 (hearing impaired inside the U.S.) | TDD: +1 720.399.2074 (hearing impaired outside the U.S.)
Email: shareholder@broadridge.com | Website: https://shareholder.broadridge.com/eaton-corp/



Eaton shareholder contact information

Investor Relations, Eaton, 1000 Eaton Boulevard, Cleveland, OH 44122 USA +1 440.523.3634. Eaton.com



Quarterly financial releases

Eaton's financial results are available approximately four weeks after the end of each quarter.
Releases are available on Eaton's website at Eaton.com. Copies may also be obtained by calling +1 440.523.3634.



Common shares

Listed for trading: New York Stock Exchange (Ticker Symbol: ETN)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ **to** _____
<u>Commission file number 000-54863</u>

EATON CORPORATION plc

(Exact name of registrant as specified in its charter)

Ireland	98-1059235
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
Eaton House, 30 Pembroke Road, Dublin 4, Ireland	D04 Y0C2
(Address of principal executive offices)	(Zip Code)

+353 1637 2900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares ($0.01 par value)	ETN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Ordinary Shares held by non-affiliates of the registrant as of June 30, 2024 was $124.8 billion.

As of January 31, 2025, there were 392.0 million Ordinary Shares outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2025 annual shareholders meeting are incorporated by reference into Part III.

TABLE OF CONTENTS

<u>**Item 1. Business.**</u>

Eaton Corporation plc (Eaton or the Company) is an intelligent power management company dedicated to protecting the environment and improving the quality of life for people everywhere. We make products for the data center, utility, industrial, commercial, machine building, residential, aerospace and mobility markets. We are capitalizing on the megatrends of the energy transition, electrification, and digitalization. The reindustrialization of and growth of megaprojects in North America and increased global infrastructure spending focused on clean energy programs are expanding our end markets and positioning Eaton for growth for years to come. We are strengthening our participation across the entire electrical power value chain and benefiting from momentum in the data center and utility end markets as well as a growth cycle in the commercial aerospace and defense markets. We are guided by our commitment to operate sustainably and with the highest ethical standards. Our work is accelerating the planet's transition to renewable energy sources, helping to solve the world's most urgent power management challenges, and building a more sustainable society for people today and for future generations.

Founded in 1911, Eaton has continuously evolved to meet the changing and expanding needs of our stakeholders. With revenues of nearly $25 billion in 2024, the Company serves customers in more than 160 countries.

Eaton electronically files or furnishes reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) to the United States Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy and information statements, as well as any amendments to those reports. As soon as reasonably practicable, these reports are available free of charge through the Company's website at www.eaton.com. These filings are also accessible on the SEC's website at www.sec.gov.

Acquisitions and Divestitures of Businesses

Information regarding the Company's acquisitions and divestitures is presented in Note 2 of the Notes to the consolidated financial statements.

Business Segment Information

Information by business segment regarding principal products, principal markets, methods of distribution and net sales is presented in Note 19 of the Notes to the consolidated financial statements. Additional information regarding Eaton's segments and business is presented below.

Electrical Americas and Electrical Global

Principal methods of competition in these segments are performance of products and systems, technology, customer service and support, and price. Eaton has a strong competitive position in these segments and, with respect to many products, is considered among the market leaders. In normal economic cycles, sales of these segments are historically lower in the first quarter and higher in the third and fourth quarters of a specific year. In 2024, 26% of these segments' sales were made to eight large customers of electrical products and electrical systems and services.

Aerospace

Principal methods of competition in this segment are total cost of ownership, product and system performance, quality, design engineering capabilities, and timely delivery. Eaton has a strong competitive position in this segment and, with respect to many products and platforms, is considered among the market leaders. In 2024, 23% of this segment's sales were made to four large original equipment manufacturers of aircraft.

Vehicle

Principal methods of competition in this segment are product performance, technology, global service, and price. Eaton is considered among the market leaders in this segment. In 2024, 28% of this segment's sales were made to two large original equipment manufacturers of vehicles and related components.

eMobility

Principal methods of competition in this segment are product performance, technology, global service, and price. In 2024, 27% of this segment's sales were made to three large original equipment manufacturers of vehicles, construction equipment and related components.

Information Concerning Eaton's Business in General

Raw Materials

Eaton's major requirements for raw materials include iron, steel, copper, nickel, aluminum, lead, silver, gold, titanium, rubber, plastic, electronic components, chemicals, and fluids. Materials are purchased in various forms, such as coils, sheets, strips, ingots, bars, extrusions, castings, forgings, stampings, powder metal, plastic resins, and pellets. Raw materials, as well as parts and other components, are purchased from many suppliers. Under normal circumstances, the Company has no difficulty obtaining its raw materials. To mitigate the impact of supply chain risk events we continue to invest in supply chain resiliency and work closely with our partners.

Intellectual Property

Eaton considers its intellectual property, including without limitation patents, trade names, domain names, trademarks, confidential information, and trade secrets to be of significant value to its business as a whole. The Company's products may be manufactured, marketed and sold using a portfolio of patents, trademarks, licenses, and other forms of intellectual property, some of which expire in the future. Eaton develops and acquires new intellectual property on an ongoing basis and considers all of its intellectual property to be valuable. Based on the broad scope of the Company's product lines, management believes that the loss or expiration of any single intellectual property right would not in and of itself have a material effect on Eaton's consolidated financial statements or its business segments. The Company works diligently to protect its intellectual property, including innovations, through various legal means.

Environmental Contingencies

Our comprehensive sustainability strategy is driven by our mission to improve the quality of life and the environment. We are committed to reducing our footprint, eliminating waste, and making the best use of natural resources. None-the-less, operations of the Company involve emissions, as well as the use and disposal of certain substances regulated under environmental protection laws. Eaton continues to modify processes on an ongoing, regular basis in order to reduce the impact on the environment, including the reduction or elimination of certain chemicals used in, and wastes generated from, operations. Compliance with laws that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, are not expected to have a material adverse effect upon capital expenditures, including expenditures for environmental control facilities, earnings or the competitive position of the Company. Compliance with future environmental protection laws may require an increase in capital expenditures. Information regarding the Company's liabilities related to environmental matters is presented in Note 11 of the Notes to the consolidated financial statements.

Human Capital Management

Eaton has approximately 94,000 employees globally. The number of persons employed by our reportable segments and corporate at December 31, 2024 are as follows:

(In thousands)	2024
Electrical Americas	33
Electrical Global	25
Aerospace	12
Vehicle	13
eMobility	2
Corporate	9
Total number of persons employed	94

Eaton uses and monitors a variety of metrics to ensure our objectives related to employee attraction, development, and retention are met. Most notably, Eaton tracks the following:

Inclusion and Diversity

Eaton is committed to having a workforce that is diverse and inclusive at all levels. Our success depends on our ability to attract and retain the best employees without regard to race, color, social or economic status, religion, national origin, marital status, age, veteran status, sexual orientation, gender identity, or any protected status. It is the policy of the Company to make all decisions regarding employment based on the principle of equal employment opportunity and without discrimination.

At December 31, 2024, Eaton's distribution by gender, and United States distribution by minority status, is as follows:

	Total Global	Number of women (Global)	Percentage of women (Global)	U.S. total	Number of minorities (U.S. only)[1]	Percentage of minorities (U.S. only)[1]
Board of directors	12	4	33.3 %	10	5	50.0 %
Global leadership team	24	4	16.7 %	22	9	40.9 %
Executives	690	177	25.7 %	495	109	22.0 %
Managers	8,780	2,186	24.9 %	4,545	1,036	22.8 %
All other employees	84,949	26,531	31.2 %	24,901	8,959	36.0 %
All employees	94,443	31,898	33.8 %	29,963	10,113	33.8 %

[1] Excluding Puerto Rico

At Eaton, one of our aspirations is to be a model of inclusion and diversity among our peers. Our plan to achieve this encompasses a number of actions, including an examination into our programs, practices, processes, and policies to look for opportunities to strengthen our workforce.

Compensation

A key component of Eaton's attraction and retention strategy is providing a competitive total rewards package which includes items such as salaries, wages, short- and long-term incentive compensation, in addition to health, welfare, retirement, and other benefits. Eaton regularly benchmarks its compensation and benefits practices against those of our industry peers and in the markets in which we operate to ensure our plans and programs are aligned with external practices in effort to maintain a high performing workforce. Eaton's 2024 total employee costs were $6.5 billion including salaries, wages, equity-based compensation, pension and other benefits. The total compensation of our median employee on October 1, 2023, as reported in our 2024 Proxy Statement filed on March 15, 2024, and as calculated in accordance with Item 402(u) of Regulation S-K, was $50,683.

Safety

Throughout our operations, our goal is to have no safety incidents and we continue to make progress towards that goal. Our 2023 Total Recordable Case Rate (TRCR) was 0.43 and our Days Away Case Rate (DACR) was 0.20. We have improved our TRCR 38% since 2018 and consider our 2030 target of 0.25 to be a world-leading safety rating. Our 2024 TRCR will be provided in our annual Sustainability Report to be issued in 2025.

Achieving work-life balance

Achieving work-life balance is a common concern of today's employees. Flexible work solutions and inclusive programs will help us remain competitive in attracting and retaining the best talent and make it possible for employees in varied situations to be able to remain at Eaton. Flexible solutions include compressed work weeks, remote working, job sharing, part-time work, flextime, and telework.

Engagement

Fully engaged employees are more productive, innovative, and satisfied in their work. Examples of how we engage our employees include enterprise-wide town halls, hosting informal listening meetings and surveying groups of employees on specific subjects. In addition, we have programs focused on career development of employees at all levels and we are committed to a wide range of strategies designed to improve and sustain employee engagement over the long-term. Our most recent engagement survey of all employees was completed in 2023. Of those who responded to the survey, 84% had favorable engagement indicating they were proud to work at Eaton, felt personal accomplishment from their work, and would recommend Eaton as a place to work. We will perform another survey of all employees in 2025.

Item 1A. Risk Factors.

Among the risks that could materially adversely affect Eaton's businesses, financial condition or results of operations are the following:

Operational Risks

If Eaton is unable to protect its information technology infrastructure against service interruptions, data corruption, cyberbased attacks or network security breaches, product or service offerings could be compromised or operations could be disrupted or data confidentiality impaired.

Eaton relies on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including procurement, manufacturing, distribution, invoicing and collection. Some of this information may be stored in the cloud or on networks not managed by Eaton. Additionally, many of our products and services include, and we utilize and rely on third-party service-providers whose products include integrated software and information technology that collects data or connects to external and internal systems. Because of this, cybersecurity threats pose a material risk to our business operations.

Global cybersecurity threats range from widespread vulnerabilities, sophisticated and targeted measures known as advanced persistent threats, or uncoordinated individual attempts to gain unauthorized access to IT/OT systems. These threats may be directed at Eaton, its products, software embedded in Eaton's products, or its third-party service providers. The risk is amplified by the increasingly connected nature of our products and systems. These threats may originate from anywhere in the connected world and while they may take the form of phishing, malware, bots, or human-centric attacks, the nature of the threat is constantly evolving. Eaton continues to deploy reasonable comprehensive measures designed to deter, prevent, detect, respond to and mitigate these threats.

As a result of our worldwide operations, we are subject to laws and regulations, including data protection/privacy and cybersecurity laws and regulations, in many jurisdictions. In addition, we operate in an environment in which there are different and potentially conflicting data privacy laws in effect in the various U.S. states and foreign jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions. For example, the Global Data Protection Regulation (GDPR) prefers that we manage personal data in the E.U. and may impose fines of up to four percent of our global revenue in the event of certain violations.

Eaton's customers, including governmental agencies, are increasingly requiring cybersecurity protections and mandating cybersecurity standards which may result in additional operating or production costs. Our cybersecurity program aligns with well-known industry-wide security control frameworks. Despite these efforts, cybersecurity incidents could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information and the disruption of business operations. The potential consequences of a material cybersecurity incident include theft of intellectual property, disruption of operations, reputational damage, adverse health and safety consequences, the loss or misuse of confidential information, product failure, as well as exposure to fines, legal claims or enforcement actions.

The effects of climate change, including weather disruptions and regulatory/market reactions, create uncertainties that could negatively impact our business.

Global increases in greenhouse gas emissions are linked to climate change, and there is a growing consensus that dramatic emissions reductions are needed to avoid severe climate impacts. Extreme weather events linked to climate change, including hurricanes, flooding, wildfires, and high heat/water scarcity, may create physical risks to Eaton's operating locations and supply chains, as well as to Eaton's customers' operations. While Eaton is working to make its own operations carbon neutral by 2030, external factors could cause increases in these extreme weather events, political instability, and workforce migration, ultimately increasing Eaton's cost of doing business.

Regulatory reactions to climate change may pose more stringent obligations on Eaton's operations and change customer demands. While Eaton is already gearing its portfolio towards products that will reduce carbon and combat climate change, there is a risk that Eaton may not innovate quickly enough to meet changing regulatory or market demands. Increasing demands for metals as the world electrifies may lead to scarcity and increased costs, as may uncertainty over carbon taxes and grid stability during a renewables transition. Despite these uncertainties, we believe Eaton is well positioned to capitalize on secular trends and market opportunities arising from these risks.

Eaton's operations depend on production facilities throughout the world, which subjects them to varying degrees of risk of disrupted production.

Eaton manages businesses with manufacturing facilities worldwide. Our manufacturing facilities and operations could be disrupted by a natural disaster, labor strike, war, geopolitical instability and/or conflict, political unrest, terrorist activity, economic upheaval, or public health concerns (for example, COVID-19). Any such disruption could cause delays in production and shipment of products and the loss of sales and customers, and insurance proceeds may not adequately compensate for losses.

Eaton uses a variety of raw materials, components and services in its businesses, and significant inflation could increase operating costs that may not be fully recouped in product pricing.

Eaton's major requirements for raw materials are described above in Item 1 Raw Materials. Global shortages have continued to affect the prices Eaton's businesses are charged for raw materials, particularly commodities. Further, Eaton has been impacted by logistics and wage inflation. If this trend continues and we are unable to address it with price increases, product modifications or other adjustments, our competitive position may be impacted, which could have a material adverse impact on operating results.

Further, some of our suppliers of component parts have increased their prices in response to increased costs of raw materials that they use to manufacture component parts. Should this trend continue or become more prevalent, it could adversely affect our operating results.

Significant shortages of raw materials, energy, components, and/or labor, or similar challenges for our customers could continue to adversely impact our results of operations.

Eaton has been affected by supply chain disruptions and unexpected shortages of raw materials in the future could impact our results. Further, labor shortages persist broadly in select markets. Some of our suppliers have experienced the same conditions and in response, have continued to increase their prices in response to increases in their costs of raw materials, energy and/or labor. While we strive to recoup these increased costs through our pricing or other mediating responses, if we are unable to do so without compromising the competitive position of our products and services, our results could continue to be impacted by this trend. Further, should these trends continue or worsen, the impact could have a material adverse impact on our operating results.

Industry and Market Risks

Volatility of end markets that Eaton serves.

Eaton's segment revenues, operating results, and profitability have varied in the past and may vary from quarter to quarter in the future. Profitability can be negatively impacted by macroeconomic conditions and volatility in the end markets that Eaton serves. We have undertaken measures to reduce the impact of this volatility through diversification of the markets we serve and expansion of the geographic regions in which we operate. Future downturns in any of the markets could adversely affect revenues, operating results, and profitability.

Technology disruption may impact our stock price and/or negatively impact our end markets.

Our products and services support cutting edge technology and mega trends, including, for example, data centers. These markets have experienced and may continue to experience the abrupt introduction of disruptive technologies, which may, in turn, negatively impact our end markets. Additionally, equity markets in this space may be volatile, and may not react rationally to newly introduced products, thus impacting our stock price.

Eaton's operating results depend in part on continued successful research, development, and marketing of new and/or improved products and services, and there can be no assurance that Eaton will continue to successfully introduce new products and services or maintain its present market positions.

The success of new and improved products and services depends on their initial and continued acceptance by our customers. Our businesses are affected, to varying degrees, by technological changes and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles. We may experience difficulties or delays in the research, development, production, or marketing of new products and services which may prevent us from recouping or realizing a return on the investments required to bring new products and services to market. Our positions may also be impacted by new entrants into our product or regional markets.

Legal and Regulatory Risks

Eaton's global operations subject it to economic risk as Eaton's results of operations may be adversely affected by changes in government legislation, regulations and policies, or currency fluctuations.

Operating globally subjects Eaton to changes in government regulations and policies in a large number of jurisdictions around the world, including, but not limited to, those related to tariffs and trade barriers, investments, property ownership rights, taxation, data privacy, and exchange controls. Changes in the relative values of currencies occur from time to time and could affect Eaton's operating results. While we monitor exchange rate exposures and attempt to reduce these exposures through hedging activities, these risks could adversely affect our operating results.

Changes in countries' trade policy globally, including imposition of sanctions or tariffs, may have a material adverse impact on our business and results of operations.

Changes globally in various countries' trade policies, including tariffs and duties, may materially increase costs for goods imported into the United States and could potentially lead to broader cost pressures even for goods that are not imported. If Eaton is unable to take mitigating actions, it could negatively impact product margins and our financial performance. Additionally, potential price increases or other mitigating efforts could negatively impact market share or otherwise increase the risk of customer disputes, giving rise to possible cash flow impacts. Furthermore, globally evolving trade policies may lead to abrupt or unpredictable changes in tariffs, quotas, duties or trade agreements, potential violations or litigation, which may disrupt our supply chain and/or lead to an increase in costs. Such policies could make it more difficult or costly for us to export our products to those countries, therefore negatively impacting our financial performance.

Eaton may be subject to risks relating to changes in its tax rates, changes in global tax laws and regulations, or exposure to additional income tax liabilities.

Eaton is subject to income taxes in many jurisdictions around the world. Income tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be affected materially by changes in the mix among earnings in countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets, or changes in tax legislation, regulations, and policies. The amount of income taxes paid is subject to ongoing audits and litigation by tax authorities in the countries in which we operate. If these audits and/or litigation result in assessments different from amounts reserved, future financial results may include material unfavorable adjustments to our tax liabilities.

Eaton may be unable to adequately protect its intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed. We own a large number of patents and patent applications worldwide, as well as trademark and copyright registrations that are necessary, and contribute significantly, to the preservation of our competitive position in various markets. Although management believes that the loss or expiration of any single intellectual property right would not have a material effect on the results of operations or financial position of Eaton or its business segments, there can be no assurance that any one, or more, of these patents and other intellectual property will not be challenged, invalidated, or circumvented by third parties. Eaton enters into confidentiality and invention assignment agreements with employees, and into non-disclosure agreements with suppliers and appropriate customers, so as to limit access to and disclosure of proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

Eaton is subject to litigation and environmental regulations that could adversely impact Eaton's businesses.

At any given time, Eaton may be subject to litigation, the disposition of which may have a material adverse effect on our businesses, financial condition or results of operations. Information regarding current legal proceedings is presented in Note 11 and Note 12 of the Notes to the consolidated financial statements.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy.

Eaton follows the U.S. National Institute of Standards and Technology (NIST) Cyber Security Framework to structure protocols for identifying, assessing and managing cybersecurity risks. In accordance with NIST guidance, Eaton maintains documented information security policies and standards to protect operations, assets, data and services and to defend against, respond to and recover from potential cyberattacks. These policies and standards include both preventive measures and reactive processes. Preventive measures include, but are not limited to, protective and detective cybersecurity systems, security monitoring, threat hunting and mandatory, enterprise-wide employee training. Eaton's reactive processes are captured primarily by a cyber incident response plan (the IRP), which is comprised of an evolving set of procedures developed by cross-functional experts, and external consultants, who draw upon technical proficiency and learnings from past experiences. All of these procedures and practices are tailored to Eaton's technology environment and are refined iteratively. Further, Eaton has an information risk management program that includes a vendor risk assessment process, whereby Eaton systematically oversees and identifies risks from cybersecurity threats related to its use of third-party service providers.

The IRP is executed by an Incident Response Team (IRT), led by our Chief Information Security Officer (CISO). The exact composition of the IRT varies depending on the severity and potential impact of an incident, and will typically include stakeholders across corporate and business functions. The team collaborates with internal experts and may engage external resources to assess and contain a threat if deemed necessary. Such external resources may potentially include forensic investigation and response firms, law firms, external auditors, forensic accountants, and consultants who are on retainer contracts for expedited availability.

While cybersecurity threats remain a risk to the Company's business operations (see discussion in Item 1A. Risk Factors.), our robust risk mitigation strategies have been effective. Accordingly, no such threats have materially affected or are reasonably likely to materially affect the company, our business strategy, results of operations or our financial condition.

Governance.

Eaton's Board of Directors is trained annually regarding incident response and risk management. While our Board of Directors as a whole has oversight of risk management generally, cybersecurity risks fall to the Board's Audit Committee. The Company's Chief Information Officer (CIO) and CISO report quarterly to the Audit Committee on any significant cybersecurity incidents, threats, mitigation strategies and controls. The Audit Committee then updates the full board on significant matters raised and discussed during these sessions. The Audit Committee also participates in risk management training related to cybersecurity risk management specifically.

The Audit Committee delegates day-to-day management of cybersecurity risks to the Company's senior management, which includes our CISO, who reports to the Company's CIO. Our CIO reports directly to the Chief Executive Officer. Our CISO leads a robust team of dedicated professionals that are responsible for a wide range of risk assessment and management and leads at least ten specialized teams of internal and external experts focusing on distinct categories of threats.

Item 2. Properties.

Eaton's principal executive offices are located at Eaton House, 30 Pembroke Road, Dublin 4, Ireland D04 Y0C2. The Company maintains manufacturing facilities at approximately 193 locations in 34 countries. The Company is a lessee under a number of operating and finance leases for certain real properties and equipment, none of which is individually material to its operations. Management believes that the existing manufacturing facilities are adequate for its operations and that the facilities are maintained in good condition.

Item 3. Legal Proceedings.

Information regarding the Company's current legal proceedings is presented in Note 11 and Note 12 of the Notes to the consolidated financial statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 4A. Information about our Executive Officers.

A listing of executive officers, their ages, positions and offices held over the past five years, as of February 1, 2025, is as follows:

Name	Age	Position (Date elected to position)
Craig Arnold	64	Chairman of Eaton Corporation plc (June 1, 2016 - present)
		Chief Executive Officer of Eaton Corporation (June 1, 2016 - present)
		Director of Eaton Corporation plc (September 1, 2015 - present)
Olivier Leonetti	60	Executive Vice President and Chief Financial Officer of Eaton Corporation (February 2024 - present)
		Executive Vice President and Chief Financial Officer of Johnson Controls International, plc (September 2020 - January 2024)
		Senior Vice President and Chief Financial Officer of Zebra Technologies Corporation (November 2016 - August 2020)
Paulo Ruiz	50	Director of Eaton Corporation plc (September 2, 2024 - present)
		President and Chief Operating Officer of Eaton Corporation (September 2, 2024 - present)
		President and Chief Operating Officer - Industrial Sector of Eaton Corporation (July 5, 2022 - December 31, 2024)
		President Energy Solutions and Services of Eaton Corporation (August 2, 2021 - July 5, 2022)
		Hydraulics Group President of Eaton Corporation (April 1, 2019 - August 2, 2021)
Heath B. Monesmith	54	President and Chief Operating Officer - Electrical Sector of Eaton Corporation (July 5, 2022 - present)
		President and Chief Operating Officer - Industrial Sector of Eaton Corporation (July 1, 2019 - July 4, 2022)
Peter Denk	50	President and Chief Operating Officer - Industrial Sector of Eaton Corporation (January 1, 2025 - present)
		President - Mobility Group of Eaton Corporation (April 1, 2023 - December 31, 2024)
		President - Vehicle Group, North America of Eaton Corporation (June 4, 2018 - March 31, 2023)
Taras G. Szmagala, Jr.	58	Executive Vice President, Chief Legal Officer of Eaton Corporation (June 24, 2022 - present)
		Senior Vice President, Public and Community Affairs and Corporate Communications of Eaton Corporation (March 20, 2017 - June 24, 2022)
Ernest W. Marshall, Jr.	56	Executive Vice President and Chief Human Resources Officer of Eaton Corporation (July 1, 2018 - present)

Adam Wadecki	41	Senior Vice President and Controller of Eaton Corporation (April 22, 2024 - present)
		Senior Vice President, Internal Audit of Eaton Corporation (September 27, 2023 - April 21, 2024)
		Chief Financial Officer, Corporate Finance and Finance Transformation of General Electric and its successor, General Electric Healthcare (April 2023 - September 2023)
		Chief Financial Officer of Global Medical Imaging of General Electric and its successor, General Electric Healthcare (June 2021 - April 2023)
		Vice President, Grainger Business Unit Finance of W.W. Grainger, Inc. (January 2020 - May 2021)
Antonio Galvao	63	President - Mobility Group of Eaton Corporation (January 1, 2025 - present)
		President - Mobility Group and Corporate, South America of Eaton Corporation (August 1, 2012 - December 31, 2024)
John Sapp	51	President - Aerospace Group of Eaton Corporation (December 4, 2023 - present)
		Vice President and General Manager, Strategic Solutions for Mission Systems of Collins Aerospace, an RTX Corporation business (July 2023 - December 2023)
		Vice President and General Manager, Integrated Solutions of Collins Aerospace, an RTX Corporation business (June 2022 - July 2023)
		General Manager, Simulation Solutions and Services of Collins Aerospace, an RTX Corporation business (November 2021 - June 2022)
		Vice President of Commercial Aftermarket Sales and Support of Collins Aerospace, an RTX Corporation business (August 2020 - November 2021)
		Senior Director, Aftermarket Services Global Sales of Collins Aerospace, an RTX Corporation business (October 2018 - July 2020)
Mike Yelton	55	President - Americas Region, Electrical Sector of Eaton Corporation (April 1, 2023 - present)
		President - Assemblies and Residential Solutions, Electrical Sector, America Region of Eaton Corporation (January 1, 2023 - April 1, 2023)
		President - Commercial and Residential Distribution Solutions Business of Eaton Corporation (July 1, 2019 - January 1, 2023)

There are no family relationships among the officers listed, and there are no arrangements or understandings pursuant to which any of them were elected as officers. All officers hold office for one year and until their successors are elected and qualified, unless otherwise specified by the Board of Directors; provided, however, that any officer is subject to removal with or without cause, at any time, by a vote of a majority of the Board of Directors.

Item 5. Market for the Registrant's Ordinary Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's ordinary shares are listed for trading on the New York Stock Exchange under the symbol ETN. At December 31, 2024, there were 9,117 holders of record of the Company's ordinary shares. Additionally, 13,949 current and former employees were shareholders through participation in the Eaton Savings Plan, the Eaton Personal Investment Plan, and The Eaton Puerto Rico Retirement Savings Plan.

Information regarding equity-based compensation plans required by Regulation S-K Item 201(d) is provided in Item 12 of this Form 10-K Report.

Irish Taxes Applicable to Dividends

Irish income tax may arise with respect to dividends paid on Eaton shares. Eaton may be required to deduct Irish dividend withholding tax ("IDWT", currently at a rate of 25%) from dividends paid to shareholders who are not tax residents of Ireland even though they are not subject to this tax. To claim exemption from IDWT, shareholders can complete certain Irish dividend withholding tax exemption forms or hold their shares in an account through the Depository Trust Company and have on file with their broker or qualifying agent a valid U.S. address on the record date of the dividend.

Eaton shareholders who receive their dividends subject to Irish dividend withholding tax will generally have no further liability for Irish income tax on the dividends unless they are otherwise subject to Irish income tax.

Issuer's Purchases of Equity Securities

During the fourth quarter of 2024, 2.5 million ordinary shares were repurchased in the open market at a total cost of $870 million. These shares were repurchased under the program approved by the Board on February 23, 2022 (the 2022 Program). A summary of the shares repurchased in the fourth quarter of 2024 is as follows:

Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)
October	939,785	$ 336.19	939,785	$ 2,770
November	822,030	$ 351.99	822,030	$ 2,481
December	743,606	$ 356.63	743,606	$ 2,216
Total	2,505,421	$ 347.44	2,505,421	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Information required by this Item is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Information regarding market risk is presented in "Market Risk Disclosure" of this Form 10-K.

Item 8. Financial Statements and Supplementary Data.

The reports of the independent registered public accounting firm, consolidated financial statements, and notes to consolidated financial statements are presented in Item 15 of this Form 10-K.

Item 9. Change in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures - Pursuant to SEC Rule 13a-15, an evaluation was performed under the supervision and with the participation of Eaton's management, including Craig Arnold - Principal Executive Officer; and Olivier Leonetti - Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, Eaton's management concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

Pursuant to Section 404 of the Sarbanes Oxley Act of 2002 and the rules and regulations adopted pursuant thereto, Eaton has included a report of management's assessment of the effectiveness of internal control over financial reporting, which is included in Item 15 of this Form 10-K.

"Report of Independent Registered Public Accounting Firm" relating to internal control over financial reporting as of December 31, 2024 is included in Item 15 of this Form 10-K.

During the fourth quarter of 2024, there was no change in Eaton's internal control over financial reporting that materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2024, no director or officer of the Company adopted, amended or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Information required with respect to the directors of the Company is set forth under the caption "Election of Directors" in the Company's definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

The Company has adopted a Code of Ethics, which applies to the directors, officers and employees worldwide. This document is available on the Company's website at https://www.eaton.com/us/en-us/company/ethics-compliance/policies/code-of-ethics.html.

The Company has adopted and maintained a long standing insider trading policy (the Policy) governing the purchase and disposition of its securities by directors, employees and the Company itself. The Policy mandates compliance with insider trading laws, rules, and regulations, as well as the NYSE listing standards, and contains procedures that are designed to facilitate and promote the same. The Policy, attached hereto as Exhibit 19, is incorporated herein by reference.

There were no changes during the fourth quarter 2024 to the procedures by which security holders may recommend nominees to the Company's Board of Directors.

Information related to the Audit Committee, and members of the Committee who are financial experts, is set forth under the caption "Board Committees - Audit Committee" in the definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

Item 11. Executive Compensation.

Information required with respect to executive compensation is set forth under the caption "Compensation Discussion and Analysis" in the Company's definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required with respect to securities authorized for issuance under equity-based compensation plans is set forth under the caption "Equity Compensation Plans" in the Company's definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

Information required with respect to security ownership of certain beneficial owners, is set forth under the caption "Share Ownership Tables" in the Company's definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required with respect to certain relationships and related transactions, as well as director independence, is set forth under the caption "Director Independence" in the Company's definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

Item 14. Principal Accounting Fees and Services.

Information required with respect to principal accountant fees and services is set forth under the caption "Audit Committee Report" in the Company's definitive Proxy Statement to be filed on or about March 14, 2025, and is incorporated by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) The reports of the independent registered public accounting firm, consolidated financial statements and notes to consolidated financial statements are included in Item 8 above:

Reports of Ernst & Young LLP Independent Registered Public Accounting Firm (PCAOB ID: 42)

Consolidated Statements of Income - Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income - Years ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets - December 31, 2024 and 2023

Consolidated Statements of Cash Flows - Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Shareholders' Equity - Years ended December 31, 2024, 2023 and 2022

Notes to consolidated financial statements

(2) All other schedules for which provision is made in Regulation S-X of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b) Exhibits incorporated by reference to or filed in conjunction with this form 10-K are listed below.

3 (i)	Certificate of Incorporation - Incorporated by reference to the Form S-8 filed November 30, 2012
3 (ii)	Amended and restated Memorandum and Articles of Incorporation - Incorporated by reference to the Form 8-K Report filed on May 1, 2017
4.1	Description of Eaton Corporation plc's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 of the registrant's Form 10-K filed on February 26, 2020)
4.2	Indenture dated as of November 20, 2012, among Turlock Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Eaton Corporation plc's Form 8-K Current Report filed on November 26, 2012 (Commission File No. 333-182303))
4.3	Supplemental Indenture No. 1, dated as of November 30, 2012, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of the registrant's Form S-4 filed on September 6, 2013)
4.4	Supplemental Indenture No. 2, dated as of January 8, 2013, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.3 of the registrant's Form S-4 filed on September 6, 2013)
4.5	Supplemental Indenture No. 3, dated as of December 20, 2013, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 of the registrant's Form 10-K filed on February 28, 2018)
4.6	Supplemental Indenture No. 4, dated as of December 20, 2017 and effective as of January 1, 2018, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.5 of the registrant's Form 10-K filed on February 28, 2018)
4.7	Supplemental Indenture No. 5, dated as of February 16, 2018, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.6 of the registrant's Form 10-K filed on February 28, 2018)
4.8	Indenture dated as of August 23, 2022, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee
4.9	First Supplemental Indenture dated as of August 23, 2022, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee
4.10	Second Supplemental Indenture dated as of August 23, 2022, among Eaton Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee
4.11	Pursuant to Regulation S-K Item 601(b)(4), Eaton agrees to furnish to the SEC, upon request, a copy of the instruments defining the rights of holders of its long-term debt other than those set forth in Exhibits (4.2 - 4.10) hereto

10   Material contracts

(a)   Senior Executive Incentive Compensation Plan (effective February 27, 2013) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012

(b)   Deferred Incentive Compensation Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2007

(c)   First Amendment to Deferred Incentive Compensation Plan II - Incorporated by reference to the Form S-8 filed November 30, 2012

(d)   Excess Benefits Plan II (2008 restatement) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2007

(e)   First Amendment to Excess Benefits Plan II (2008 restatement) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012

(f)   Incentive Compensation Deferral Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2007

(g)   First Amendment to Incentive Compensation Deferral Plan II - Incorporated by reference to the Form S-8 filed November 30, 2012

(h)   Limited Eaton Service Supplemental Retirement Income Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2007

(i)   First Amendment to Limited Eaton Service Supplemental Retirement Income Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012

(j)   Supplemental Benefits Plan II (2008 restatement) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2007

(k)   First Amendment to Supplemental Benefits Plan II (2008 restatement) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012

(l)   Form of Restricted Share Unit Agreement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015

(m)   Form of Restricted Share Award Agreement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015

(n)   Form of Restricted Share Agreement (Non-Employee Directors) - Incorporated by reference to the Form 8-K Report filed February 1, 2010

(o)   Form of Directors' Restricted Share Unit Agreement - Incorporated by reference to the Form 10-K report for the year ended December 31, 2012

(p)   Form of Stock Option Agreement for Executives - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015

(q)   Form of Stock Option Agreement for Non-Employee Directors (2008) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2007

(r)   Amended and Restated 2002 Stock Plan - Incorporated by reference to the Form S-8 filed November 30, 2012

(s)   Amended and Restated 2004 Stock Plan - Incorporated by reference to the Form S-8 filed November 30, 2012

(t)   Amended and Restated 2008 Stock Plan - Incorporated by reference to the Form S-8 filed November 30, 2012

(u)   Second Amended and Restated 2009 Stock Plan - Incorporated by reference to Form S-8 filed November 30, 2012

(v)   Amended and Restated 2012 Stock Plan - Incorporated by reference to the Form S-8 filed November 30, 2012

(w)   Amendment to Amended and Restated 2012 Stock Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012

(x)   First Amendment to 2005 Non-Employee Director Fee Deferral Plan - Incorporated by reference to the Form S-8 filed November 30, 2012

(y)	2013 Non-Employee Director Fee Deferral Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(z)	2015 Stock Plan - Incorporated by reference to the Form S-8 filed on October 30, 2015
(aa)	Form of Change of Control Agreement entered into with officers of Eaton Corporation - Incorporated by reference to the Form 8-K Report filed on December 17, 2015
(bb)	Form of Indemnification Agreement entered into with directors - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(cc)	Form of Indemnification Agreement II entered into with directors - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(dd)	Amended and Restated Executive Strategic Incentive Plan (amended and restated February 27, 2013) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(ee)	Executive Strategic Incentive Plan II (effective January 1, 2001) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2002
(ff)	Amended and Restated Supplemental Executive Strategic Incentive Plan (amended and restated February 27, 2013) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(gg)	Deferred Incentive Compensation Plan (amended and restated effective November 1, 2007) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2009
(hh)	Excess Benefits Plan (amended and restated effective January 1, 1989) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2002
(ii)	Amendment to Excess Benefits Plan I - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(jj)	Supplemental Benefits Plan (amended and restated January 1, 1989) - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2002
(kk)	Amendment to Supplemental Benefits Plan I - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2012
(ll)	Eaton Corporation Board of Directors Policy on Incentive Compensation, Stock Options and Other Equity Grants upon the Restatement of Financial Results - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015
(mm)	Amended and Restated Grantor Trust Agreement for Non-Employee Directors' Deferred Fees Plans - effective January 1, 2010 - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2010
(nn)	Amended and Restated Grantor Trust Agreement for Employees' Deferred Compensation Plans - effective January 1, 2010 - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2010
(oo)	Eaton Savings Plan 2016 Restatement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015
(pp)	First Amendment to Eaton Savings Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(qq)	Second Amendment to Eaton Savings Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(rr)	Seventh Amendment to Eaton Savings Plan 2016 Restatement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2020
(ss)	Eaton Personal Investment Plan 2015 Restatement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015
(tt)	First Amendment to Eaton Personal Investment Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(uu)	Second Amendment to Eaton Personal Investment Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016

(vv)	Performance Share Award Agreement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015
(ww)	Form of Indemnification Agreement entered into with officers of Eaton Corporation - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015
(xx)	Amendment to Limited Eaton Service Supplemental Retirement Income Plan I- Incorporated by reference to the Form 10-K Report for the year ended December 31, 2015
(yy)	Amendment to Eaton Corporation Excess Benefits Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(zz)	Amendment to Eaton Corporation Supplemental Benefits Plan - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(aaa)	Second Amendment to Eaton Corporation Excess Benefits Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(bbb)	Second Amendment to Limited Eaton Service Supplemental Retirement Income Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(ccc)	Second Amendment to Eaton Corporation Supplemental Benefits Plan II - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(ddd)	2016 RSU Grant Agreement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(eee)	2016 Performance Share Grant Agreement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(fff)	Special 2016 Performance Share Grant Agreement - Incorporated by reference to the Form 10-K Report for the year ended December 31, 2016
(ggg)	2020 Stock Plan - Incorporated by reference to the Form S-8 filed on November 3, 2020
(hhh)	5-Year Revolving Credit Agreement, dated as of October 3, 2022, among Eaton Corporation, the guarantors from time to time party thereto, the several lenders from time to time parties thereto, Citibank, N.A., as Administrative Agent, Citibank, N.A., JPMorgan Chase Bank, N.A. and BofA Securities, Inc. as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as syndication agent and Bank of America, N.A. as documentation agent - Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 7, 2022
(iii)	364-Day Revolving Credit Agreement, dated as of September 30, 2024, among Eaton Corporation, the guarantors from time to time party thereto, the several lenders from time to time parties thereto, Citibank, N.A., as Administrative Agent, Citibank, N.A., JPMorgan Chase Bank, N.A. and BofA Securities, Inc., as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as syndication agent and Bank of America, N.A. as documentation agent - Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024
19	Insider Trading Policy and Procedures - Filed in conjunction with this Form 10-K Report *
21	Subsidiaries of Eaton Corporation plc - Filed in conjunction with this Form 10-K Report *
22	Table of Senior Notes, Issuer and Guarantors - Incorporated by reference to the Form 10-K Report filed on February 23, 2023
23	Consent of Independent Registered Public Accounting Firm - Filed in conjunction with this Form 10-K Report *
24	Power of Attorney - Filed in conjunction with this Form 10-K Report *
31.1	Certification of Principal Executive Officer (Pursuant to the Sarbanes-Oxley Act of 2002, Section 302) - Filed in conjunction with this Form 10-K Report *
31.2	Certification of Principal Financial Officer (Pursuant to the Sarbanes-Oxley Act of 2002, Section 302) - Filed in conjunction with this Form 10-K Report *
32.1	Certification of Principal Executive Officer (Pursuant to the Sarbanes-Oxley Act of 2002, Section 906) - Filed in conjunction with this Form 10-K Report *
32.2	Certification of Principal Financial Officer (Pursuant to the Sarbanes-Oxley Act of 2002, Section 906) - Filed in conjunction with this Form 10-K Report *

97	Recoupment policy of Eaton Corporation plc - Incorporated by reference to the Form 10-K filed for the year ended December 31, 2023
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. *
101.SCH	XBRL Taxonomy Extension Schema Document *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Submitted electronically herewith.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022, (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022 (iii) Consolidated Balance Sheets at December 31, 2024 and 2023, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022, (v) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2024, 2023 and 2022 and (vi) Notes to consolidated financial statements for the year ended December 31, 2024.

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	EATON CORPORATION plc
	Registrant

Date: February 27, 2025	By:	/s/ Olivier Leonetti
		Olivier Leonetti
		(On behalf of the registrant and as Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 27, 2025

Signature	Title	Signature	Title
/s/ Craig Arnold		/s/ Olivier Leonetti	
Craig Arnold	Chairman, Principal Executive Officer; Director	Olivier Leonetti	Principal Financial Officer
/s/ Adam Wadecki		*	
Adam Wadecki	Principal Accounting Officer	Silvio Napoli	Director
*		*	
Gregory R. Page	Director	Sandra Pianalto	Director
*		*	
Robert V. Pragada	Director	Paulo Ruiz	Director
*		*	
Lori J. Ryerkerk	Director	Andre Schulten	Director
*		*	
Gerald B. Smith	Director	Karenann Terrell	Director
*		*	
Dorothy C. Thompson	Director	Darryl L. Wilson	Director

*By	/s/ Olivier Leonetti
	Olivier Leonetti, Attorney-in-Fact for the officers and directors signing in the capacities indicated

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Eaton Corporation plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eaton Corporation plc ("the Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Unrecognized Income Tax Benefits

Description of the Matter

As discussed in Note 12 to the consolidated financial statements, the Company had gross unrecognized income tax benefits of $1,361 million related to its uncertain tax positions at December 31, 2024. Unrecognized income tax benefits are recorded under the two-step recognition and measurement principles when a tax position does not meet the more likely than not standard, or if a tax position meets the more likely than not standard, but the financial statement tax benefit is reduced as part of the measurement step.

The balance of unrecognized income tax benefits is comprised of uncertain tax positions which meet the more likely than not standard, but the financial statement tax benefit has been reduced as part of measuring the tax position.

Auditing management's analysis of its uncertain tax positions and resulting unrecognized income tax benefits is complex as each tax position carries unique facts and circumstances that must be evaluated and ultimate resolution is dependent on uncontrollable factors such as the timing of finalizing resolutions of audit disputes through reaching settlement agreements or concluding litigation, or changes in law, and other factors.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls related to uncertain tax positions. For example, we tested controls over management's application of the two-step recognition and measurement principles and management's review of the inputs and resultant calculations of unrecognized income tax benefits, as well as the identification of new factors affecting existing uncertain tax positions.

We also evaluated the Company's assessment of its uncertain tax positions. Our audit procedures included, among others, evaluating management's accounting policies and documentation to assess the appropriateness and consistency of the methods and assumptions used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company. For example, we compared the unrecognized income tax benefits recorded with similar positions in prior periods and assessed management's consideration of current tax controversy and litigation, including current year developments with respect to the Company's ongoing litigation and examinations with respect to certain open tax years in the United States. We also assessed the historical accuracy of management's estimates of its unrecognized income tax benefits with the resolution of those positions. In addition, we involved tax subject matter professionals to evaluate the application of relevant tax laws, regulations, case law, and Company-specific controversy developments in the Company's recognition determination. We have also evaluated the Company's income tax disclosures in relation to these matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1923.

Cleveland, Ohio
February 27, 2025

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation plc ("Eaton") included herein for the three years ended December 31, 2024. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those consolidated financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of five independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, internal control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.

/s/ Craig Arnold	/s/ Olivier Leonetti	/s/ Adam Wadecki
Principal Executive Officer	Principal Financial Officer	Principal Accounting Officer

February 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Eaton Corporation plc

Opinion on Internal Control Over Financial Reporting

We have audited Eaton Corporation plc's ("the Company") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 27, 2025

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Eaton Corporation plc ("Eaton") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013 Framework). Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. This report is included herein.

/s/ Craig Arnold	/s/ Olivier Leonetti	/s/ Adam Wadecki
Principal Executive Officer	Principal Financial Officer	Principal Accounting Officer

February 27, 2025

EATON CORPORATION plc
CONSOLIDATED STATEMENTS OF INCOME

(In millions except for per share data)		Year ended December 31				
			2024		2023	2022
Net sales	$	24,878	$	23,196	$	20,752
Cost of products sold		15,375		14,762		13,865
Selling and administrative expense		4,077		3,795		3,227
Research and development expense		794		754		665
Interest expense - net		130		151		144
Gain on sale of business		—		—		24
Other income - net		(64)		(93)		(36)
Income before income taxes		4,566		3,827		2,911
Income tax expense		768		604		445
Net income		3,798		3,223		2,465
Less net income for noncontrolling interests		(4)		(5)		(4)
Net income attributable to Eaton ordinary shareholders	$	3,794	$	3,218	$	2,462
Net income per share attributable to Eaton ordinary shareholders						
Diluted	$	9.50	$	8.02	$	6.14
Basic		9.54		8.06		6.17
Weighted-average number of ordinary shares outstanding						
Diluted		399.4		401.1		400.8
Basic		397.6		399.1		398.7
Cash dividends declared per ordinary share	$	3.76	$	3.44	$	3.24

The accompanying notes are an integral part of the consolidated financial statements.

EATON CORPORATION plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Year ended December 31		
	2024	2023	2022
Net income	$ 3,798	$ 3,223	$ 2,465
Less net income for noncontrolling interests	(4)	(5)	(4)
Net income attributable to Eaton ordinary shareholders	3,794	3,218	2,462
Other comprehensive income (loss), net of tax			
Currency translation and related hedging instruments	(370)	235	(647)
Pensions and other postretirement benefits	(49)	(185)	175
Cash flow hedges	(17)	(11)	159
Other comprehensive income (loss) attributable to Eaton ordinary shareholders	(436)	39	(313)
Total comprehensive income attributable to Eaton ordinary shareholders	$ 3,358	$ 3,257	$ 2,149

The accompanying notes are an integral part of the consolidated financial statements.

EATON CORPORATION plc
CONSOLIDATED BALANCE SHEETS

(In millions)	December 31	
	2024	2023
Assets		
Current assets		
Cash	$ 555	$ 488
Short-term investments	1,525	2,121
Accounts receivable - net	4,619	4,475
Inventory	4,227	3,739
Prepaid expenses and other current assets	874	851
Total current assets	11,801	11,675
Property, plant and equipment		
Land and buildings	2,239	2,241
Machinery and equipment	6,823	6,497
Gross property, plant and equipment	9,062	8,738
Accumulated depreciation	(5,333)	(5,208)
Net property, plant and equipment	3,729	3,530
Other noncurrent assets		
Goodwill	14,713	14,977
Other intangible assets	4,658	5,091
Operating lease assets	806	648
Deferred income taxes	609	458
Other assets	2,066	2,052
Total assets	$ 38,381	$ 38,432
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt	$ —	$ 8
Current portion of long-term debt	674	1,017
Accounts payable	3,678	3,365
Accrued compensation	670	676
Other current liabilities	2,835	2,680
Total current liabilities	7,857	7,747
Noncurrent liabilities		
Long-term debt	8,478	8,244
Pension liabilities	741	768
Other postretirement benefits liabilities	164	180
Operating lease liabilities	669	533
Deferred income taxes	275	402
Other noncurrent liabilities	1,667	1,489
Total noncurrent liabilities	11,994	11,616
Shareholders' equity		
Ordinary shares (392.9 million outstanding in 2024 and 399.4 million in 2023)	4	4
Capital in excess of par value	12,731	12,634
Retained earnings	10,096	10,305
Accumulated other comprehensive loss	(4,342)	(3,906)
Shares held in trust	(1)	(1)
Total Eaton shareholders' equity	18,488	19,036
Noncontrolling interests	43	33
Total equity	18,531	19,069
Total liabilities and equity	$ 38,381	$ 38,432

The accompanying notes are an integral part of the consolidated financial statements.

EATON CORPORATION plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year ended December 31		
	2024	2023	2022
Operating activities			
Net income	$ 3,798	$ 3,223	$ 2,465
Adjustments to reconcile to net cash provided by operating activities			
Depreciation and amortization	921	926	954
Deferred income taxes	(154)	(182)	(128)
Pension and other postretirement benefits expense	24	15	54
Contributions to pension plans	(110)	(113)	(116)
Contributions to other postretirement benefits plans	(18)	(20)	(24)
Gain on sale of business	—	—	(24)
Changes in working capital			
Accounts receivable - net	(215)	(341)	(743)
Inventory	(566)	(282)	(490)
Accounts payable	399	256	334
Accrued compensation	21	197	(16)
Accrued income and other taxes	142	61	170
Other current assets	(79)	(112)	(179)
Other current liabilities	79	72	236
Other - net	85	(76)	40
Net cash provided by operating activities	4,327	3,624	2,533
Investing activities			
Capital expenditures for property, plant and equipment	(808)	(757)	(598)
Proceeds from sales of property, plant and equipment	85	76	163
Cash paid for acquisition of businesses, net of cash acquired	(50)	—	(610)
Proceeds from (payments for) sale of business, net of cash sold	—	(2)	31
Investments in associate companies	(70)	(68)	(42)
Return of investment from associate companies	33	9	1
Sales (purchases) of short-term investments - net	575	(1,861)	(19)
Proceeds from (payments for) settlement of currency exchange contracts not designated as hedges - net	(3)	92	(47)
Other - net	(32)	(63)	(80)
Net cash used in investing activities	(271)	(2,575)	(1,200)
Financing activities			
Proceeds from borrowings	1,084	818	1,995
Payments on borrowings	(1,015)	(19)	(2,012)
Short-term debt, net	(8)	(311)	317
Cash dividends paid	(1,500)	(1,379)	(1,299)
Exercise of employee stock options	69	78	28
Repurchase of shares	(2,492)	—	(286)
Employee taxes paid from shares withheld	(70)	(49)	(60)
Other - net	(4)	(9)	(23)
Net cash used in financing activities	(3,936)	(871)	(1,340)
Effect of currency on cash	(52)	16	4
Total increase (decrease) in cash	67	194	(3)
Cash at the beginning of the period	488	294	297
Cash at the end of the period	$ 555	$ 488	$ 294

The accompanying notes are an integral part of the consolidated financial statements.

EATON CORPORATION plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)	Ordinary shares Shares	Ordinary shares Dollars	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Shares held in trust	Total Eaton shareholders' equity	Noncontrolling interests	Total equity
Balance at January 1, 2022	398.8	$ 4	$ 12,449	$ 7,594	$ (3,633)	$ (1)	$ 16,413	$ 38	$16,451
Net income	—	—	—	2,462	—	—	2,462	4	2,465
Other comprehensive loss, net of tax					(313)		(313)		(313)
Cash dividends paid	—	—	—	(1,299)	—	—	(1,299)	(2)	(1,301)
Issuance of shares under equity-based compensation plans	1.1	—	65	(2)	—	—	63	—	63
Changes in noncontrolling interest of consolidated subsidiaries - net	—	—	(1)	—	—	—	(1)	(2)	(3)
Repurchase of shares	(2.0)	—	—	(286)	—	—	(286)	—	(286)
Balance at December 31, 2022	397.8	4	12,512	8,468	(3,946)	(1)	17,038	38	17,075
Net income	—	—	—	3,218	—	—	3,218	5	3,223
Other comprehensive income, net of tax					39		39		39
Cash dividends paid	—	—	—	(1,379)	—	—	(1,379)	(9)	(1,388)
Issuance of shares under equity-based compensation plans	1.5	—	122	(2)	—	—	120	—	120
Changes in noncontrolling interest of consolidated subsidiaries - net	—	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2023	399.4	4	12,634	10,305	(3,906)	(1)	19,036	33	19,069
Net income	—	—	—	3,794	—	—	3,794	4	3,798
Other comprehensive loss, net of tax					(436)		(436)		(436)
Cash dividends paid	—	—	—	(1,500)	—	—	(1,500)	(2)	(1,502)
Issuance of shares under equity-based compensation plans	1.3	—	96	(2)	—	—	94	—	94
Changes in noncontrolling interest of consolidated subsidiaries - net	—	—	—	—	—	—	—	8	8
Repurchase of shares	(7.8)	—	—	(2,500)	—	—	(2,500)	—	(2,500)
Balance at December 31, 2024	392.9	$ 4	$ 12,731	$ 10,096	$ (4,342)	$ (1)	$ 18,488	$ 43	$18,531

The accompanying notes are an integral part of the consolidated financial statements.

EATON CORPORATION plc
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts are in millions unless indicated otherwise (per share data assume dilution). Columns and rows may not add and the sum of components may not equal total amounts reported due to rounding.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information and Basis of Presentation

Eaton Corporation plc (Eaton or the Company) is an intelligent power management company dedicated to protecting the environment and improving the quality of life for people everywhere. We make products for the data center, utility, industrial, commercial, machine building, residential, aerospace and mobility markets. We are guided by our commitment to operate sustainably and with the highest ethical standards. Our work is accelerating the planet's transition to renewable energy sources, helping to solve the world's most urgent power management challenges, and building a more sustainable society for people today and for future generations.

Founded in 1911, Eaton has continuously evolved to meet the changing and expanding needs of our stakeholders. With revenues of nearly $25 billion in 2024, the Company serves customers in more than 160 countries.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from these estimates. Management has evaluated subsequent events through the date the consolidated financial statements were filed with the Securities Exchange Commission.

The consolidated financial statements include the accounts of Eaton and all subsidiaries and other entities it controls. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associate companies where the Company has significant influence and generally a 20% to 50% ownership interest. Equity investments are evaluated for impairment whenever events or circumstances indicate the book value of the investment exceeds fair value. An impairment would exist if there is an other-than-temporary decline in value. Investments in associate companies included in Other assets on the Consolidated Balance Sheets were $872 million and $860 million as of December 31, 2024 and 2023, respectively. Income (loss) from these investments was $12 million, $20 million, and $(5) million for 2024, 2023 and 2022, respectively, and reported in Other income - net on the Consolidated Statements of Income. Eaton does not have off-balance sheet arrangements with unconsolidated entities.

Eaton's reporting currency is United States Dollars (USD). The functional currency for most subsidiaries is their local currency. Financial statements for these subsidiaries are translated at exchange rates in effect at the balance sheet date as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recognized in Accumulated other comprehensive loss. Monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiary are remeasured to the functional currency at the exchange rate in effect at the balance sheet date. For subsidiaries operating in highly inflationary economies, non-monetary assets and liabilities such as inventory and property, plant and equipment and their related expenses are remeasured at historical exchange rates, while monetary assets and liabilities are remeasured at exchange rates in effect at the balance sheet date. Remeasurement adjustments for these subsidiaries are recognized in income. Gains from the remeasurement of foreign currency were $15 million, $27 million, and $67 million for 2024, 2023 and 2022, respectively, net of the impact of currency exchange contracts.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Adoption of New Accounting Standard

Eaton adopted Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the fourth quarter of 2024 on a retrospective basis. This accounting standard requires additional segment disclosures on an annual and interim basis, including significant segment expenses that are regularly provided to the chief operating decision maker. The standard does not change how operating segments and reportable segments are determined. The adoption of the standard did not have a material impact on the consolidated financial statements.

Goodwill and Indefinite Life Intangible Assets

Goodwill is evaluated annually for impairment as of July 1 using either a quantitative or qualitative analysis. Additionally, goodwill is evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Goodwill is tested for impairment at the reporting unit level, and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company's reporting units are equivalent to the reportable operating segments, except for the Aerospace segment which has two reporting units. Goodwill is assigned to each reporting unit, as this represents the lowest level that constitutes a business and is the level at which management regularly reviews the operating results. The Company performs a quantitative analysis using a discounted cash flow model and other valuation techniques, but may elect to perform a qualitative analysis.

The annual goodwill impairment test was performed using a quantitative analysis in 2024, except for the Vehicle and eMobility reporting units which used a qualitative analysis in 2024. The annual goodwill impairment test was performed using a qualitative analysis in 2023, except for the Vehicle reporting unit which used a quantitative analysis in 2023. A qualitative analysis is performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data, and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative analysis performed for each reporting unit. The results of the qualitative analyses did not indicate a need to perform quantitative analysis.

Quantitative analyses were performed by estimating the fair value of the reporting unit using a discounted cash flow model. The model includes estimates of future cash flows, future growth rates, terminal value amounts, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The future cash flows were based on the Company's long-term operating plan and a terminal value was used to estimate the reporting unit's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. These analyses require the exercise of judgments, including judgments about appropriate discount rates, perpetual growth rates, revenue growth, and margin assumptions. Sensitivity analyses were performed around certain of these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Based on these analyses performed in 2024 and 2023, the fair value of Eaton's reporting units continue to substantially exceed their respective carrying amounts and thus, no impairment exists.

Indefinite life intangible assets consist of certain trademarks. They are evaluated annually for impairment as of July 1 using either a quantitative or qualitative analysis to determine whether their fair values exceed their respective carrying amounts. Indefinite life intangible asset impairment testing for 2024 and 2023 was performed using a quantitative analysis. The Company determines the fair value of these assets using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows, and profitability. Additionally, indefinite life intangible assets are evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the asset is impaired. For 2024 and 2023, the fair value of indefinite lived intangible assets exceeded the respective carrying value.

For additional information about goodwill and other intangible assets, see Note 6.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, Eaton uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The length of a lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options. The Company made an accounting policy election to not recognize lease assets or liabilities for leases with a term of 12 months or less. Additionally, when accounting for leases, the Company combines payments for leased assets, related services and other components of a lease.

Other Long-Lived Assets

Depreciation and amortization for property, plant and equipment, and intangible assets subject to amortization, are generally computed by the straight-line method and included in Cost of products sold, Selling and administrative expense, and Research and development expense, as appropriate. The Company uses the following depreciation and amortization periods:

Category	Estimated useful life or amortization period
Buildings	Generally 40 years
Machinery and equipment	3 - 10 years
Software	5 - 15 years
Customer relationships, certain trademarks, and patents and technology	Weighted-average of 18 years

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Retirement Benefits Plans

For the principal pension plans in the United States, Canada, Puerto Rico, and the United Kingdom, the Company uses a market-related value of plan assets to calculate the expected return on assets used to determine net periodic benefit costs. The market-related value of plan assets is a calculated value that recognizes changes in the fair value of plan assets over a five year period. All other plans use fair value of plan assets.

Net actuarial gains or losses are amortized to expense on a plan-by-plan basis when they exceed the accounting corridor. The Company's corridors are set at either 8% or 10%, depending on the plan, of the greater of the plan assets or benefit obligations. Gains or losses outside of the corridor are subject to amortization over an average employee future service period that differs by plan. If most or all of the plan's participants are no longer actively accruing benefits, the average life expectancy is used. The amortization periods on a weighted average basis for United States and Non-United States pension plans are approximately 21 years and 10 years, respectively. The amortization period for other postretirement benefits plans is 8 years.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be considered in the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recognized when sufficient information is available to estimate fair value.

Income Taxes

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the respective assets and liabilities, using enacted tax rates in effect for the year when the differences are expected to reverse. Deferred income tax assets are recognized for income tax loss carryforwards and income tax credit carryforwards. Judgment is required in determining and evaluating income tax provisions and valuation allowances for deferred income tax assets. Eaton recognizes an income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Eaton evaluates and adjusts these accruals based on changing facts and circumstances. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. Eaton's policy is to recognize income tax effects from accumulated other comprehensive income when individual units of account are sold, terminated, or extinguished. For additional information about income taxes, see Note 12.

Derivative Financial Instruments and Hedging Activities

Eaton uses derivative financial instruments to manage the exposure to the volatility in raw material costs, currency, and interest rates on certain debt. These instruments are marked to fair value in the accompanying Consolidated Balance Sheets. Changes in the fair value of derivative assets or liabilities (i.e., gains or losses) are recognized depending upon the type of hedging relationship and whether an instrument has been designated as a hedge. For those instruments that qualify for hedge accounting, Eaton designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation. Changes in fair value of these instruments that do not qualify for hedge accounting are recognized immediately in net income. See Note 16 for additional information about hedges and derivative financial instruments.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). This accounting standard requires disaggregated income tax disclosures on an annual basis, including information on the Company's effective income tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024, and may be applied prospectively or retrospectively. The Company is evaluating the impact of ASU 2023-09 and expects the standard will only impact its income taxes disclosures with no material impact to the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). This accounting standard requires disaggregated income statement expense disclosures on an annual and interim basis, including inventory purchases, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains these expenses. The standard also requires disclosure of total selling expenses on an annual and interim basis, and the definition of those expenses disclosed annually. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and may be applied prospectively or retrospectively. The Company is evaluating the impact of ASU 2024-03 and expects the standard will only impact its disclosures with no material impact to the consolidated financial statements.

Note 2. ACQUISITIONS AND DIVESTITURE OF BUSINESSES

Sale of Hydraulics business

On August 2, 2021, Eaton completed the sale of the Hydraulics business to Danfoss A/S. As a result of the sale, the Company received $3.1 billion, net of cash sold, and recognized a pre-tax gain of $617 million in 2021. The Company finalized negotiations of post-closing adjustments with Danfoss A/S during the first quarter of 2022 and recognized an additional pre-tax gain of $24 million and received cash of $22 million from Danfoss A/S to fully settle all post-closing adjustments.

Acquisition of Royal Power Solutions

On January 5, 2022, Eaton acquired Royal Power Solutions for $610 million, net of cash received. Royal Power Solutions is a U.S. based manufacturer of high-precision electrical connectivity components used in electric vehicle, energy management, industrial and mobility markets. Royal Power Solutions is reported within the eMobility business segment.

The acquisition of Royal Power Solutions has been accounted for using the acquisition method of accounting which requires the assets acquired and liabilities assumed be recognized at their respective fair values on the acquisition date. The final allocation as of the date of acquisition follows:

(In millions)	Final Allocation
Accounts receivable	$ 35
Inventory	46
Prepaid expenses and other current assets	1
Property, plant and equipment	31
Other intangible assets	341
Other assets	8
Accounts payable	(25)
Other current liabilities	(14)
Other noncurrent liabilities	(68)
Total identifiable net assets	355
Goodwill	255
Total consideration, net of cash received	$ 610

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the anticipated synergies of acquiring Royal Power Solutions. Goodwill recognized as a result of the acquisition is not deductible for tax purposes. The estimated fair values of the customer relationships, technology, trademarks, and other intangible assets of $230 million, $90 million, $16 million, and $5 million, respectively, were determined using either the relief-from-royalty model, the multi-period excess earnings model, or the lost income model, which are discounted cash flow models that rely on the Company's estimates. These estimates require judgment of future revenue growth rates, future margins, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimated fair value of technology and trademark intangibles are also based on the selection of royalty rates used in the valuation model. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. The estimated useful lives for customer relationships, technology, trademarks, and other intangible assets were 17 years, 16 years, 15 years, and 2 years, respectively. See Note 6 for additional information about goodwill and other intangible assets.

Eaton's 2022 consolidated financial statements include Royal Power Solutions' results of operations, including segment operating profit of $21 million on sales of $158 million, from the date of acquisition through December 31, 2022.

Russia

During the second quarter of 2022, in light of the ongoing war with Ukraine, the Company decided to exit its business operations in Russia and recorded charges of $29 million presented in Other income - net on the Consolidated Statements of Income. The charges consisted primarily of write-downs of accounts receivable, inventory and other assets, and accruals for severance.

Acquisition of a 50% stake in Jiangsu Huineng Electric Co., Ltd's circuit breaker business

On July 1, 2022, Eaton acquired a *50%* stake in Jiangsu Huineng Electric Co., Ltd's circuit breaker business, which manufactures and markets low-voltage circuit breakers in China. Eaton accounts for this investment on the equity method of accounting and is reported within the Electrical Global business segment.

Acquisition of a 49% stake in Jiangsu Ryan Electrical Co. Ltd.

On April 23, 2023, Eaton acquired a 49 percent stake in Jiangsu Ryan Electrical Co. Ltd., a manufacturer of power distribution and sub-transmission transformers in China. Eaton accounts for this investment on the equity method of accounting and it is reported within the Electrical Global business segment.

Acquisition of Exertherm

On May 20, 2024, Eaton acquired Exertherm, a U.K.-based provider of thermal monitoring solutions for electrical equipment. Exertherm is reported within the Electrical Americas business segment.

Acquisition of a 49% stake in NordicEPOD AS

On May 31, 2024, Eaton acquired a 49 percent stake in NordicEPOD AS, which designs and assembles standardized power modules for data centers in the Nordic region. Eaton accounts for this investment on the equity method of accounting and it is reported within the Electrical Global business segment.

Note 3. REVENUE RECOGNITION

Sales are recognized when obligations under the terms of the contract are satisfied and control of promised goods or services have transferred to our customers. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. Sales are measured at the amount of consideration the Company expects to be paid in exchange for these products or services.

The majority of the Company's sales agreements contain performance obligations satisfied at a point in time when title and risk and rewards of ownership have transferred to the customer. Sales recognized over time are less than 5% of Eaton's consolidated Net sales. Sales recognized over time are generally accounted for using an input measure to determine progress completed at the end of the period. Sales for service contracts generally are recognized as the services are provided. For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements, we generally allocate sales price to each distinct obligation based on the price of each item sold in separate transactions.

Due to the nature of the work required to be performed for obligations recognized over time, Eaton estimates total costs by contract. The estimate of total costs are subject to judgment. Estimated amounts are included in the recognized sales price to the extent it is not probable that a significant reversal of cumulative sales will occur. Additionally, contracts can be modified to account for changes in contract specifications, requirements or sale price. The effect of a contract modification on the sales price or adjustments to the measure of completion under the input method are recognized as adjustments to revenue on a cumulative catch-up basis.

Payment terms vary by the type and location of the customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. Eaton does not evaluate whether the selling price includes a financing interest component for contracts that are less than a year. Sales, value added, and other taxes collected concurrent with revenue are excluded from Net sales. Shipping and handling costs are treated as fulfillment costs and are included in Cost of products sold.

Eaton records reductions to sales for returns, and customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. The rebate programs offered vary across businesses due to the numerous markets Eaton serves, but the most common incentives relate to amounts paid or credited to customers for achieving defined volume levels. Accrued rebates of $361 million and $402 million as of December 31, 2024 and 2023, respectively, are generally paid annually and are included in Other current liabilities. Returns are estimated at the time of the sale primarily based on historical experience and are recorded gross on the Consolidated Balance Sheets.

Sales commissions are expensed when the amortization period is less than a year and are generally not capitalized as they are typically earned at the completion of the contract when the customer is invoiced or when the customer pays Eaton.

Sales of products and services varies by segment and are discussed in Note 19.

In the Electrical Americas segment, sales contracts are primarily for electrical components, industrial components, power distribution and assemblies, residential products, single phase power quality and connectivity, three phase power quality, wiring devices, circuit protection, utility power distribution, power reliability equipment, and services that are primarily produced and sold in North and South America. The majority of the sales in this segment contain performance obligations satisfied at a point in time either when we ship the product from our facility, or when it arrives at the customer's facility. However, certain power distribution and power quality services are recognized over time.

In the Electrical Global segment, sales contracts are primarily for electrical components, industrial components, power distribution and assemblies, single phase and three phase power quality, and services that are primarily produced and sold outside of North and South America, as well as hazardous duty electrical equipment, emergency lighting, fire detection, intrinsically safe explosion-proof instrumentation, and structural support systems that are produced and sold globally. The majority of the sales contracts in this segment contain performance obligations satisfied at a point in time either when we ship the product from our facility, or when it arrives at the customer's facility. However, certain power distribution and power quality services are recognized over time.

In the Aerospace segment, sales contracts are primarily for aerospace fuel, hydraulics, and pneumatic systems for commercial and military use, as well as filtration systems for industrial applications. These sales contracts are primarily based on a customer's purchase order, and frequently covered by terms and conditions included in a long-term agreement. In this segment, performance obligations are generally satisfied at a point in time either when we ship the product from our facility, or when it arrives at the customer's facility. Our military contracts are primarily fixed-price contracts that are not subject to performance-based payments or progress payments from the customer.

Many of the products and services in power distribution and power quality services in the Electrical Americas and Electrical Global business segments and contracts to develop new products that are fully funded by customers in the Aerospace business segment meet the definition of continuous transfer of control to customers and are recognized over time. These products are engineered to a customer's design specifications, have no alternative use to Eaton, and are controlled by the customer as evidenced by the customer's contractual ownership of the work in process or our right to payment for work performed to date plus a reasonable margin. As control is transferring over time, sales are recognized based on the extent of progress towards completion of the obligation. Eaton generally uses an input method to determine the progress completed and sales are recorded proportionally as costs are incurred. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer.

In the Vehicle segment, sales contracts are primarily for drivetrains, powertrain systems and critical components that reduce emissions and improve fuel economy, stability, performance, and safety of cars, light trucks, and commercial vehicles. These sales contracts are primarily based on a customer's purchase order or a blanket purchase order subject to firm releases, frequently covered by terms and conditions included in a master supply agreement. In this segment, performance obligations are generally satisfied at a point in time either when we ship the product from our facility, or when it arrives at the customer's facility.

In the eMobility segment, sales contracts are primarily for mechanical, electrical, and electronic components and systems that improve the power management and performance of both on-road and off-road vehicles. These sales contracts are primarily based on a customer's purchase order. In this segment, performance obligations are generally satisfied at a point in time either when we ship the product from our facility, or when it arrives at the customer's facility.

In limited circumstances, primarily in the Electrical and Vehicle segments, Eaton sells separately-priced warranties that extend the warranty coverage beyond the standard coverage offered on specific products. Sales for these separately-priced warranties are recorded based on their stand-alone selling price and are recognized as revenue over the length of the warranty period.

The following table provides disaggregated sales by lines of businesses, geographic destination, market channel or end market, as applicable, for the Company's operating segments:

(In millions)	2024	2023	2022
Electrical Americas			
Products	$ 3,009	$ 2,949	$ 2,732
Systems	8,426	7,149	5,765
Total	$ 11,436	$ 10,098	$ 8,497
Electrical Global			
Products	$ 3,493	$ 3,462	$ 3,424
Systems	2,755	2,622	2,424
Total	$ 6,248	$ 6,084	$ 5,848
Aerospace			
Original Equipment Manufacturers	$ 1,500	$ 1,350	$ 1,209
Aftermarket	1,312	1,183	977
Industrial and Other	931	878	854
Total	$ 3,744	$ 3,413	$ 3,039
Vehicle			
Commercial	$ 1,707	$ 1,784	$ 1,736
Passenger and Light Duty	1,083	1,180	1,094
Total	$ 2,790	$ 2,965	$ 2,830
eMobility	$ 662	$ 636	$ 538
Total net sales	$ 24,878	$ 23,196	$ 20,752

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (revenue recognized exceeds amount billed to the customer), and deferred revenue (advance payments and billings in excess of revenue recognized). Accounts receivable from customers were $4,079 million and $3,966 million at December 31, 2024 and 2023, respectively. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. These assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. Unbilled receivables were $330 million and $289 million at December 31, 2024 and 2023, respectively, and are recorded in Prepaid expenses and other current assets. The increase in unbilled receivables reflects higher revenue recognized and not yet billed from increased business activity in 2024.

Changes in the deferred revenue liabilities are as follows:

(In millions)	Deferred Revenue
Balance at January 1, 2023	$ 508
Customer deposits and billings	2,368
Revenue recognized in the period	(2,256)
Translation	6
Balance at December 31, 2023	$ 626
Customer deposits and billings	2,719
Revenue recognized in the period	(2,712)
Translation	(15)
Balance at December 31, 2024	$ 618

Deferred revenue liabilities of $602 million and $610 million as of December 31, 2024 and 2023, respectively, were included in Other current liabilities on the Consolidated Balance Sheets with the remaining balance presented in Other noncurrent liabilities.

A significant portion of open orders placed with Eaton are by original equipment manufacturers or distributors. These open orders are not considered firm as they have been historically subject to releases by customers. In measuring backlog of unsatisfied or partially satisfied obligations, only the amount of orders to which customers are firmly committed are included. Using this criterion, total backlog at December 31, 2024 was approximately $15.9 billion. At December 31, 2024, approximately 74% of this backlog is targeted for delivery to customers in the next twelve months and the rest thereafter.

Note 4. CREDIT LOSSES FOR RECEIVABLES

Receivables are exposed to credit risk based on the customers' ability to pay which is influenced by, among other factors, their financial liquidity position. Eaton's receivables are generally short-term in nature with a majority outstanding less than 90 days.

Eaton performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its receivables based on the length of time the receivable is past due, and any anticipated future write-off based on historic experience adjusted for market conditions. The Company's segments, supported by our global credit department, perform the credit evaluation and monitoring process to estimate and manage credit risk. The process includes an evaluation of credit losses for both the overall segment receivable and specific customer balances. The process also includes review of customer financial information and credit ratings, approval and monitoring of customer credit limits, and an assessment of market conditions. The Company may also require prepayment from customers to mitigate credit risk. Receivable balances are written off against an allowance for credit losses after a final determination of collectability has been made.

Accounts receivable are net of an allowance for credit losses of $55 million and $38 million at December 31, 2024 and 2023, respectively. The change in the allowance for credit losses includes expense and net write-offs, none of which are significant.

Note 5. INVENTORY

Inventory is carried at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, and inspection costs.

The components of inventory are as follows:

	December 31			
(In millions)		2024		2023
Raw materials	$	1,614	$	1,515
Work-in-process		1,038		870
Finished goods		1,576		1,354
Total inventory	$	4,227	$	3,739

Note 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment are as follows:

(In millions)	January 1, 2023	Translation	December 31, 2023	Additions	Translation	December 31, 2024
Electrical Americas	$ 7,402	$ 13	$ 7,415	$ 17	$ (35)	$ 7,396
Electrical Global	3,929	109	4,038	—	(196)	3,842
Aerospace	2,844	57	2,901	—	(45)	2,856
Vehicle	287	2	289	—	(4)	285
eMobility	334	1	334	—	(1)	333
Total	$ 14,796	$ 181	$ 14,977	$ 17	$ (281)	$ 14,713

The 2024 additions to goodwill relate primarily to the anticipated synergies of acquiring Exertherm. The allocation of the Exertherm purchase price is preliminary and will be completed during the measurement period.

A summary of other intangible assets is as follows:

	December 31			
	2024		2023	
(In millions)	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization				
Trademarks	$ 1,200		$ 1,207	
Intangible assets subject to amortization				
Customer relationships	$ 4,659	$ 2,577	$ 4,742	$ 2,423
Patents and technology	1,979	1,056	1,990	948
Trademarks	1,107	693	1,123	642
Other	169	131	176	133
Total intangible assets subject to amortization	$ 7,915	$ 4,456	$ 8,031	$ 4,146

Amortization expense related to intangible assets subject to amortization in 2024, and estimated amortization expense for each of the next five years, is as follows:

(In millions)	
2024	$ 405
2025	396
2026	381
2027	372
2028	308
2029	271

Note 7. SUPPLY CHAIN FINANCE PROGRAM

The Company negotiates payment terms directly with its suppliers for the purchase of goods and services. In addition, a third-party financial institution offers a voluntary supply chain finance (SCF) program that enables certain of the Company's suppliers, at the supplier's sole discretion, to sell receivables due from the Company to the financial institution on terms directly negotiated with the financial institution. If a supplier elects to participate in the SCF program, the supplier decides which invoices are sold to the financial institution and the Company has no economic interest in a supplier's decision to sell an invoice. Payments by the Company to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. The amounts due to the financial institution for suppliers that participate in the SCF program are included in Accounts payable on the Consolidated Balance Sheets, and the associated payments are included in operating activities on the Consolidated Statements of Cash Flows.

The changes in SCF obligations are as follows:

(In millions)	SCF Obligations
Balance at January 1, 2023	$ 219
Invoices confirmed during the period	1,339
Invoices paid during the period	(1,185)
Translation	(4)
Balance at December 31, 2023	$ 369
Invoices confirmed during the period	1,424
Invoices paid during the period	(1,389)
Translation	(6)
Balance at December 31, 2024	$ 398

Note 8. LEASES

Eaton leases certain manufacturing facilities, warehouses, distribution centers, office space, vehicles, and equipment. Most real estate leases contain renewal options. The exercise of lease renewal options is at the Company's sole discretion. The Company's lease agreements typically do not contain any significant guarantees of asset values at the end of a lease or restrictive covenants. Payments within certain lease agreements are adjusted periodically for changes in an index or rate.

The components of lease expense are as follows:

(In millions)	2024	2023	2022
Operating lease cost	$ 227	$ 200	$ 179
Finance lease cost:			
Amortization of lease assets	12	15	11
Interest on lease liabilities	1	1	1
Short-term lease cost	19	18	17
Variable lease cost	29	28	27
Sublease income	(1)	(1)	(1)
Total lease cost	$ 287	$ 261	$ 234

During 2024, 2023 and 2022, Eaton entered into sale leaseback transactions primarily for certain non-production facilities and recorded gains of $56 million, $53 million and $81 million, respectively, in Other income - net. The terms of the new operating leases ranged from 5 to 20 years.

Supplemental cash flow information related to leases is as follows:

(In millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows - payments on operating leases	$ (200)	$ (180)	$ (159)
Operating cash outflows - interest payments on finance leases	(1)	(1)	(2)
Financing cash outflows - payments on finance lease obligations	(14)	(18)	(11)
Lease assets obtained in exchange for new lease obligations, including leases acquired:			
Operating leases	$ 268	$ 183	$ 245
Finance leases	13	38	10

Supplemental balance sheet information related to leases is as follows:

	December 31	
(In millions)	2024	2023
Operating Leases		
Operating lease assets	$ 806	$ 648
Other current liabilities	163	135
Operating lease liabilities	669	533
Total operating lease liabilities	$ 832	$ 668
Finance Leases		
Land and buildings	$ 5	$ 13
Machinery and equipment	61	62
Accumulated depreciation	(37)	(36)
Net property, plant and equipment	$ 29	$ 39
Current portion of long-term debt	$ 9	$ 13
Long-term debt	19	22
Total finance lease liabilities	$ 28	$ 35

	December 31	
	2024	2023
Weighted-average remaining lease term		
Operating leases	7.1 years	7.6 years
Finance leases	4.2 years	4.4 years
Weighted-average discount rate		
Operating leases	4.4 %	4.0 %
Finance leases	3.7 %	3.6 %

Maturities of lease liabilities at December 31, 2024 are as follows:

(In millions)	Operating Leases		Finance Leases	
2025	$	195	$	10
2026		176		8
2027		149		6
2028		121		3
2029		78		2
Thereafter		266		3
Total lease payments		985		31
Less imputed interest		153		3
Total present value of lease liabilities	$	832	$	28

Note 9. DEBT

A summary of long-term debt, including the current portion, is as follows:

(In millions)	December 31		
	2024		2023
0.75% Euro notes due 2024	$ —	$	608
Floating rate Euro notes due 2024	—		332
6.50% debentures due 2025	145		145
0.70% Euro notes due 2025	520		553
0.128% Euro notes due 2026	935		995
3.10% senior notes due 2027	700		700
4.35% senior notes due 2028	500		500
7.65% debentures due 2029	200		200
0.577% Euro notes due 2030	624		663
3.601% Euro notes due 2031	520		—
4.00% senior notes due 2032	700		700
4.15% sustainability-linked senior notes due 2033	1,300		1,300
5.45% debentures due 2034	137		137
3.802% Euro notes due 2036	520		—
5.80% notes due 2037	240		240
4.15% senior notes due 2042	1,000		1,000
3.92% senior notes due 2047	300		300
4.70% senior notes due 2052	700		700
5.25% to 7.875% notes (maturities ranging from 2026 to 2035)	99		165
Other	13		25
Total long-term debt	9,152		9,261
Less current portion of long-term debt	(674)		(1,017)
Long-term debt less current portion	$ 8,478	$	8,244

Substantially all these long-term debt instruments are fully and unconditionally guaranteed on an unsubordinated, unsecured basis by Eaton and certain of its direct and indirect subsidiaries (the Senior Notes). Further, as of December 31, 2024, all of these long-term debt instruments, except the 0.70% Euro notes due 2025, the 0.128% Euro notes due 2026, the 0.577% Euro notes due 2030, the 3.601% Euro notes due 2031, and the 3.802% Euro notes due 2036 are registered by Eaton Corporation under the Securities Act of 1933, as amended (the Registered Senior Notes).

On May 21, 2024, a subsidiary of Eaton issued Euro denominated notes (2024 Euro Notes) with a face value of €1,000 million ($1,084 million), in accordance with Regulation S promulgated under the Securities Act of 1933, as amended. The 2024 Euro Notes are comprised of two tranches of €500 million each, which mature in 2031 and 2036, with interest payable annually at a respective rate of 3.601% and 3.802%. The issuer received proceeds totaling €995 million ($1,079 million) from the issuance, net of financing costs. The 2024 Euro Notes are fully and unconditionally guaranteed on an unsubordinated, unsecured basis by Eaton and certain of its direct and indirect subsidiaries. The 2024 Euro Notes contain customary optional redemption and par call provisions. The 2024 Euro Notes also contain a change of control provision which requires the Company to make an offer to purchase all or any part of the 2024 Euro Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest. The capitalized deferred financing fees are amortized in Interest expense - net over the respective terms of the 2024 Euro Notes. The 2024 Euro Notes are subject to customary non-financial covenants.

On September 30, 2024, the Company replaced its existing $500 million 364-day revolving credit facility with a new $500 million 364-day revolving credit facility that will expire on September 29, 2025. The Company also has a $2,500 million five-year revolving credit facility that will expire on October 1, 2027. The revolving credit facilities totaling $3,000 million are used to support commercial paper borrowings and are fully and unconditionally guaranteed by Eaton and certain of its direct and indirect subsidiaries on an unsubordinated, unsecured basis. There were no borrowings outstanding under Eaton's revolving credit facilities at December 31, 2024. The Company maintains access to the commercial paper markets through its $3,000 million commercial paper program, of which none was outstanding on December 31, 2024.

In addition to the revolving credit facilities, the Company also had available lines of credit of $938 million from various banks primarily for the issuance of letters of credit, of which there was $420 million outstanding at December 31, 2024. Borrowings outside the United States are generally denominated in local currencies.

There was no short-term debt outstanding at December 31, 2024. Short-term debt of $8 million at December 31, 2023 was entirely comprised of short-term debt outside the United States.

Eaton is in compliance with each of its debt covenants for all periods presented.

Maturities of long-term debt for each of the next five years are as follows:

(In millions)		
2025	$	674
2026		1,015
2027		705
2028		503
2029		202

Interest paid on debt is as follows:

(In millions)		
2024	$	329
2023		319
2022		250

Note 10. RETIREMENT BENEFITS PLANS

Eaton has defined benefits pension plans and other postretirement benefits plans.

Obligations and Funded Status

(In millions)	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2024	2023	2024	2023	2024	2023
Funded status						
Fair value of plan assets	$ 2,445	$ 2,604	$ 1,548	$ 1,633	$ 18	$ 17
Benefit obligations	(2,700)	(2,824)	(1,863)	(2,022)	(196)	(212)
Funded status	$ (255)	$ (220)	$ (315)	$ (389)	$ (178)	$ (195)
Amounts recognized in the Consolidated Balance Sheets						
Other assets	$ —	$ —	$ 231	$ 210	$ —	$ —
Other current liabilities	(29)	(18)	(31)	(33)	(14)	(15)
Pension liabilities and Other postretirement benefits liabilities	(226)	(202)	(515)	(566)	(164)	(180)
Total	$ (255)	$ (220)	$ (315)	$ (389)	$ (178)	$ (195)
Amounts recognized in Accumulated other comprehensive loss (pre-tax)						
Net actuarial loss (gain)	$ 904	$ 867	$ 678	$ 649	$ (87)	$ (92)
Prior service cost (credit)	5	4	6	12	—	(1)
Total	$ 909	$ 871	$ 684	$ 661	$ (87)	$ (93)

Change in Benefit Obligations

(In millions)	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2024	2023	2024	2023	2024	2023
Balance at January 1	$ 2,824	$ 2,807	$ 2,022	$ 1,813	$ 212	$ 209
Service cost	18	19	46	43	1	1
Interest cost	134	142	85	85	10	10
Actuarial loss (gain)	(20)	104	(82)	104	(11)	11
Gross benefits paid	(258)	(250)	(121)	(110)	(29)	(31)
Currency translation	—	—	(87)	85	(3)	1
Plan amendments	2	1	(3)	(1)	—	—
Other	—	—	3	3	16	11
Balance at December 31	$ 2,700	$ 2,824	$ 1,863	$ 2,022	$ 196	$ 212
Accumulated benefit obligation	$ 2,686	$ 2,807	$ 1,766	$ 1,922		

During 2020, the Company announced it was freezing its United States pension plans for its non-union employees. The freeze was effective January 1, 2021 for non-union U.S. employees whose retirement benefit was determined under a cash balance formula and is effective January 1, 2026 for non-union U.S. employees whose retirement benefit is determined under a final average pay formula.

Actuarial gains related to changes in the United States and Non-United States benefit obligations in 2024 of $20 million and $82 million, respectively, were primarily due to increases in the discount rates used to measure the obligations. Actuarial losses related to changes in the United States and Non-United States benefit obligations in 2023 of $104 million and $104 million, respectively, were primarily due to decreases in the discount rates used to measure the obligations.

Change in Plan Assets

(In millions)	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2024	2023	2024	2023	2024	2023
Balance at January 1	$ 2,604	$ 2,635	$ 1,633	$ 1,486	$ 17	$ 16
Actual return on plan assets	84	203	(10)	86	1	1
Employer contributions	15	16	95	97	18	20
Gross benefits paid	(258)	(250)	(121)	(110)	(29)	(31)
Currency translation	—	—	(52)	71	—	—
Other	—	—	3	3	11	11
Balance at December 31	$ 2,445	$ 2,604	$ 1,548	$ 1,633	$ 18	$ 17

The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 are as follows:

(In millions)	United States pension liabilities		Non-United States pension liabilities	
	2024	2023	2024	2023
Accumulated benefit obligation	$ 2,686	$ 2,807	$ 701	$ 742
Fair value of plan assets	2,445	2,604	209	203

The components of pension plans with a projected benefit obligation in excess of plan assets at December 31 are as follows:

(In millions)	United States pension liabilities		Non-United States pension liabilities	
	2024	2023	2024	2023
Projected benefit obligation	$ 2,700	$ 2,824	$ 772	$ 827
Fair value of plan assets	2,445	2,604	225	228

Other postretirement benefit plans with accumulated postretirement benefit obligations in excess of plan assets have been disclosed in the Obligations and Funded Status table.

Changes in pension and other postretirement benefit liabilities recognized in Accumulated other comprehensive loss are as follows:

(In millions)	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2024	2023	2024	2023	2024	2023
Balance at January 1	$ 871	$ 811	$ 661	$ 505	$ (93)	$ (120)
Prior service cost arising during the year	2	1	(3)	(1)	—	—
Net loss (gain) arising during the year	86	97	62	139	(7)	10
Currency translation	—	—	(18)	29	—	—
Less amounts included in expense during the year	(50)	(38)	(18)	(11)	13	17
Net change for the year	38	60	23	156	6	27
Balance at December 31	$ 909	$ 871	$ 684	$ 661	$ (87)	$ (93)

Benefits Expense

The components of retirement benefits expense (income) are as follows:

(In millions)	United States pension benefit expense			Non-United States pension benefit expense			Other postretirement benefits expense (income)		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Service cost	$ 18	$ 19	$ 27	$ 46	$ 43	$ 59	$ 1	$ 1	$ 1
Interest cost	134	142	117	85	85	47	10	10	7
Expected return on plan assets	(190)	(195)	(204)	(134)	(121)	(115)	(1)	(1)	(1)
Amortization	9	4	15	11	7	45	(13)	(17)	(7)
	(29)	(30)	(46)	8	14	37	(3)	(7)	—
Settlements, curtailments, and special termination benefits	41	34	61	7	4	2	—	—	—
Total expense (income)	$ 12	$ 4	$ 15	$ 15	$ 18	$ 39	$ (3)	$ (7)	$ —

The components of retirement benefits expense (income) other than service costs are included in Other income - net.

Retirement Benefits Plans Assumptions

In 2024, 2023 and 2022, for purposes of determining liabilities related to the majority of its plans in the United States, the Company used the Pri-2012 mortality tables as well as mortality tables that are based on the Company's own experience and generational improvement scales that are based on MP-2021.

To estimate the service and interest cost components of net periodic benefit cost for the vast majority of its defined benefits pension and other postretirement benefits plans, the Company used a spot rate approach by applying the specific spot rates along the yield curve used to measure the benefit obligation at the beginning of the period to the relevant projected cash flows.

Pension Plans

	United States pension plans			Non-United States pension plans		
	2024	2023	2022	2024	2023	2022
Assumptions used to determine benefit obligation at year-end						
Discount rate	5.61 %	5.14 %	5.47 %	4.92 %	4.52 %	4.83 %
Rate of compensation increase	3.32 %	3.40 %	3.33 %	3.16 %	3.17 %	3.12 %
Interest rate used to credit cash balance plans	4.79 %	4.01 %	3.67 %	2.01 %	1.59 %	2.32 %
Assumptions used to determine expense						
Discount rate used to determine benefit obligation	5.14 %	5.47 %	4.30 %	4.52 %	4.83 %	2.01 %
Discount rate used to determine service cost	5.24 %	5.54 %	4.41 %	6.00 %	5.90 %	2.98 %
Discount rate used to determine interest cost	4.98 %	5.33 %	3.94 %	4.47 %	4.80 %	1.84 %
Expected long-term return on plan assets	6.50 %	6.50 %	6.50 %	6.79 %	6.32 %	5.70 %
Rate of compensation increase	3.40 %	3.33 %	3.12 %	3.17 %	3.12 %	3.01 %
Interest rate used to credit cash balance plans	4.01 %	3.67 %	2.62 %	1.59 %	2.32 %	0.56 %

The expected long-term rate of return on pension assets was determined for each country and reflects long-term historical data taking into account each plan's target asset allocation. The expected long-term rates of return on pension assets for United States pension plans and Non-United States pension plans for 2025 are 7.00% and 6.63%, respectively. The discount rates were determined using appropriate bond data for each country.

Other Postretirement Benefits Plans

Substantially all of the obligation for other postretirement benefits plans relates to United States plans. Assumptions used to determine other postretirement benefits obligations and expense are as follows:

	Other postretirement benefits plans		
	2024	2023	2022
Assumptions used to determine benefit obligation at year-end			
Discount rate	5.57 %	5.11 %	5.46 %
Health care cost trend rate assumed for next year	6.70 %	7.70 %	7.10 %
Ultimate health care cost trend rate	4.75 %	4.75 %	4.75 %
Year ultimate health care cost trend rate is achieved	2034	2033	2031
Assumptions used to determine expense			
Discount rate used to determine benefit obligation	5.11 %	5.46 %	2.79 %
Discount rate used to determine service cost	5.25 %	5.53 %	3.03 %
Discount rate used to determine interest cost	4.96 %	5.32 %	2.24 %
Initial health care cost trend rate	7.70 %	7.10 %	7.45 %
Ultimate health care cost trend rate	4.75 %	4.75 %	4.75 %
Year ultimate health care cost trend rate is achieved	2033	2031	2031

Employer Contributions to Retirement Benefits Plans

Contributions to pension plans that Eaton expects to make in 2025, and made in 2024, 2023 and 2022, are as follows:

(In millions)	Expected in 2025	2024	2023	2022
United States plans	$ 29	$ 15	$ 16	$ 30
Non-United States plans	72	95	97	85
Total contributions	$ 101	$ 110	$ 113	$ 116

The following table provides the estimated pension and other postretirement benefit payments for each of the next five years, and the five years thereafter in the aggregate. For other postretirement benefits liabilities, the Company expects minor subsidy receipts related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 that would reduce the estimated payments listed below.

(In millions)	Estimated United States pension payments	Estimated non-United States pension payments	Estimated other postretirement benefit payments
2025	$ 291	$ 112	$ 16
2026	269	119	15
2027	254	118	19
2028	248	120	18
2029	236	126	17
2030 - 2034	1,049	669	78

Pension Plan Assets

Investment policies and strategies are developed on a country and plan specific basis. The United States plan, representing 61% of worldwide pension assets, and the United Kingdom plans representing 25% of worldwide pension assets, are invested primarily in debt securities largely for liability hedging, as the majority of the assets are in plans that are well-funded. In general, the plans are primarily allocated to diversified high-quality publicly traded debt, primarily through separately managed accounts and commingled funds in the form of common collective and other trusts. The United States plan's target allocation is 15% United States equities, 7% non-United States equities, 3% public real estate (primarily equity of real estate investment trusts), 64% debt securities and 11% other, including private equity, private debt and cash equivalents. The United Kingdom plans' target asset allocations are 16% equities and the remainder in debt securities, cash equivalents and real estate investments. The equity risk for the plans is managed through broad diversification across industries, geographies, and levels of market capitalization. The majority of debt allocations for these plans are longer duration government and corporate debt. The United States, United Kingdom and Canada pension plans are authorized to use derivatives, including the use of futures, swaps and options, to achieve more economically desired market exposures.

Fair Value Measurements

Financial instruments included in pension and other postretirement benefits plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology are as follows:

Level 1 - Quoted prices (unadjusted) for identical assets in active markets.

Level 2 - Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Unobservable prices or inputs.

Certain investments that are measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables to permit a reconciliation to total plan assets.

Pension Plans

A summary of the fair value of pension plan assets at December 31, 2024 and 2023, is as follows:

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)[1]
2024				
Common collective trusts				
Non-United States equity and global equities	$ 241	$ —	$ 241	$ —
Fixed income	28	—	28	—
Fixed income securities	1,582	—	1,582	—
United States treasuries	461	453	8	—
Real estate	212	63	25	124
Cash equivalents	83	55	28	—
Exchange traded funds	91	91	—	—
Other	402	—	40	362
Common collective and other trusts measured at net asset value	978			
Pending purchases and sales of plan assets, and interest receivable	(85)			
Total pension plan assets	$ 3,993	$ 662	$ 1,952	$ 486

[1] These pension plan assets include private equity, private credit and private real estate funds that generally have redemption notice periods of six months or longer and are often not eligible for redemption until the underlying assets are liquidated or distributed. The Company has unfunded commitments to these funds of approximately $128 million at December 31, 2024, which will be satisfied by a reallocation of pension plan assets.

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)[1]
2023				
Common collective trusts				
Non-United States equity and global equities	$ 154	$ —	$ 154	$ —
United States equity	76	—	76	—
Fixed income	115	—	115	—
Fixed income securities	1,607	—	1,607	—
United States treasuries	566	566	—	—
Real estate	291	65	27	199
Cash equivalents	36	14	22	—
Exchange traded funds	84	84	—	—
Other	405	—	35	370
Common collective and other trusts measured at net asset value	968			
Money market funds measured at net asset value	2			
Pending purchases and sales of plan assets, and interest receivable	(67)			
Total pension plan assets	$ 4,237	$ 729	$ 2,036	$ 569

[1] These pension plan assets include private equity, private credit and private real estate funds that generally have redemption notice periods of six months or longer, and are often not eligible for redemption until the underlying assets are liquidated or distributed. The Company has unfunded commitments to these funds of approximately $154 million at December 31, 2023, which will be satisfied by a reallocation of pension plan assets.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed during 2024 and 2023 due to the following:

(In millions)	Real estate	Other	Total
Balance at January 1, 2023	$ 199	$ 360	$ 559
Actual return on plan assets:			
Gains (losses) relating to assets still held at year-end	7	19	26
Purchases, sales, settlements - net	(7)	—	(7)
Transfers into or out of Level 3	—	(9)	(9)
Balance at December 31, 2023	199	370	569
Actual return on plan assets:			
Gains (losses) relating to assets still held at year-end	(24)	29	5
Purchases, sales, settlements - net	(51)	(37)	(88)
Transfers into or out of Level 3	—	—	—
Balance at December 31, 2024	$ 124	$ 362	$ 486

Other Postretirement Benefits Plans

A summary of the fair value of other postretirement benefits plan assets at December 31, 2024 and 2023, is as follows:

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2024				
Cash equivalents	$ 3	$ 3	$ —	$ —
Common collective and other trusts measured at net asset value	15			
Total other postretirement benefits plan assets	$ 18	$ 3	$ —	$ —

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2023				
Cash equivalents	$ 2	$ 2	$ —	$ —
Common collective and other trusts measured at net asset value	15			
Total other postretirement benefits plan assets	$ 17	$ 2	$ —	$ —

Valuation Methodologies

Following is a description of the valuation methodologies used for pension and other postretirement benefits plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Common collective and other trusts - Valued at the net unit value of units held by the trust at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The equity investments in collective trusts are predominantly in index funds for which the underlying securities are actively traded in public markets based upon readily measurable prices. The investments in other trusts are predominantly in exchange traded funds for which the underlying securities are actively traded in public markets based upon readily measurable prices. Common collective and other trusts measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables above to permit a reconciliation of the fair value hierarchy to the total plan assets.

Fixed income securities - These securities consist of publicly traded United States and non-United States fixed interest obligations (principally corporate and government bonds and debentures). The fair value of corporate and government debt securities is determined through third-party pricing models that consider various assumptions, including time value, yield curves, credit ratings, and current market prices. The Company verifies the results of trustees or custodians and evaluates the pricing classification of these securities by performing analyses using other third-party sources.

United States treasuries - Valued at the closing price of each security.

Real estate - Consists of direct investments in the stock of publicly traded companies and investments in pooled funds that invest directly in real estate. The publicly traded companies are valued based on the closing price reported in an active market on which the individual securities are traded and as such are classified as Level 1. The pooled funds rely on appraisal-based valuations and as such are classified as Level 3.

Cash equivalents - Primarily certificates of deposit, commercial paper, and repurchase agreements.

Exchange traded funds - Valued at the closing price of the exchange traded fund's shares.

Money market funds - Money market funds measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables above to permit a reconciliation of the fair value hierarchy to the total plan assets.

Other - These assets consist of private equity, private debt, insurance contracts primarily for international plans, futures contracts, and over-the-counter options. Investments in private equity and private debt are valued at net asset value or estimated fair value based on quarterly financial information received from the investment advisor, third party appraisal or general partner. These estimates incorporate factors such as contributions and distributions, market transactions, market comparables and performance multiples. Futures contracts and options are valued based on the closing prices of contracts or indices as available using third-party sources.

For additional information regarding fair value measurements, see Note 15.

Defined Contribution Plans

The Company has various defined contribution benefit plans, primarily consisting of the plans in the United States. The total contributions related to these plans are charged to expense and are as follows:

(In millions)		
2024	$	220
2023		201
2022		182

Note 11. COMMITMENTS AND CONTINGENCIES

Legal Contingencies

Eaton is subject to a broad range of claims, administrative and legal proceedings such as lawsuits that relate to contractual allegations and indemnity claims, tax audits, patent infringement, personal injuries, antitrust matters, and employment-related matters. Eaton is also subject to legal claims from historic products which may have contained asbestos. Insurance may cover some of the costs associated with these claims and proceedings. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes they will not have a material adverse effect on the consolidated financial statements.

Environmental Contingencies

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. The Company requires that its businesses be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its manufacturing facilities and continuously strives to improve its environmental footprint, including carbon, waste, water and related operational profiles consistent with our sustainability goals.

Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the United States federal Superfund law, or the state equivalents thereof, at a number of disposal sites. The Company became involved in these sites as a result of government action or in connection with business acquisitions. At the end of 2024, the Company was involved with a total of 108 sites worldwide, including the Superfund sites mentioned above, with none of these sites being individually significant to the Company.

Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be paid over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. Actual results may differ from these estimates. At December 31, 2024 and 2023, the Company had an accrual totaling $70 million and $71 million, respectively, for these costs.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the recorded liability by an amount that would have a material effect on its financial position, results of operations or cash flows.

Warranty Accruals

Product warranty accruals are established at the time the related sale is recognized through a charge to Cost of products sold. Warranty accrual estimates are based primarily on historical warranty claim experience and specific customer contracts. Provisions for warranty accruals are comprised of basic warranties for products sold, as well as accruals for product recalls and other events when they are known and estimable. A summary of the current and long-term warranty accruals is as follows:

(In millions)	2024		2023		2022	
Balance at January 1	$	136	$	125	$	125
Provision		81		100		83
Settled		(65)		(91)		(81)
Other		(3)		2		(2)
Balance at December 31	$	150	$	136	$	125

Note 12. INCOME TAXES

Eaton Corporation plc is domiciled in Ireland. Income (loss) before income taxes and income tax expense (benefit) are summarized below based on the geographic location of the operation to which such earnings and income taxes are attributable.

	Income (loss) before income taxes		
(In millions)	2024	2023	2022
Ireland	$ 183	$ (3)	$ 198
Foreign	4,383	3,830	2,713
Total income before income taxes	$ 4,566	$ 3,827	$ 2,911

	Income tax expense (benefit)		
(In millions)	2024	2023	2022
Current			
Ireland	$ 128	$ 42	$ 3
Foreign	794	744	570
Total current income tax expense	922	786	573
Deferred			
Ireland	(16)	1	13
Foreign	(138)	(183)	(141)
Total deferred income tax expense (benefit)	(154)	(182)	(128)
Total income tax expense	$ 768	$ 604	$ 445

Reconciliations of income taxes from the Ireland national statutory rate of 25% to the consolidated effective income tax rate are as follows:

	2024	2023	2022
Income taxes at the applicable statutory rate	25.0 %	25.0 %	25.0 %
Ireland operations			
Ireland tax on trading income	(0.9)%	(1.3)%	(1.3)%
Nondeductible interest expense	0.9 %	2.6 %	1.0 %
Ireland Other - net	1.2 %	(0.2)%	(0.5)%
Foreign operations			
Earnings taxed at other than the applicable statutory tax rate	(6.7)%	(9.9)%	(10.2)%
Other items	(0.2)%	2.2 %	1.6 %
Worldwide operations			
Adjustments to tax liabilities	0.1 %	(0.2)%	(0.4)%
Adjustments to valuation allowances	(2.6)%	(2.4)%	0.1 %
Effective income tax expense rate	16.8 %	15.8 %	15.3 %

During 2024, income tax expense of $768 million was recognized (an effective tax rate of 16.8%) compared to income tax expense of $604 million in 2023 (an effective tax rate of 15.8%) and income tax expense of $445 million in 2022 (an effective tax rate of 15.3%). The increase in the effective tax rate from 15.8% in 2023 to 16.8% in 2024 was due to greater levels of income earned in higher tax jurisdictions, partially offset by a larger impact from the excess tax benefits recognized for employee share-based payments and the reduction of valuation allowances on foreign tax attributes. The increase in the effective tax rate from 15.3% in 2022 to 15.8% in 2023 was due to greater levels of income earned in higher tax jurisdictions, partially offset by the reduction of valuation allowances on foreign tax attributes.

No provision has been made for income taxes on undistributed earnings of foreign subsidiaries of approximately $33.1 billion at December 31, 2024, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. The Company expects to deploy capital to those markets which offer particularly attractive growth opportunities. The cash that is permanently reinvested is typically used to expand operations either organically or through acquisitions. It is not practicable to estimate the additional income taxes and applicable withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax payments, net of tax refunds, are as follows:

(In millions)		
2024	$	752
2023		727
2022		393

Deferred Income Tax Assets and Liabilities

Components of noncurrent deferred income taxes are as follows:

	December 31			
	2024		2023	
(In millions)	Noncurrent assets and liabilities			
Accruals and other adjustments				
Employee benefits	$	295	$	328
Depreciation and amortization		(791)		(929)
Other accruals and adjustments		460		408
Ireland income tax loss carryforwards		1		2
Foreign income tax loss carryforwards		3,674		3,878
Foreign income tax credit carryforwards		252		247
Valuation allowance for income tax loss and income tax credit carryforwards		(3,556)		(3,828)
Other valuation allowances		—		(50)
Total deferred income taxes	$	334	$	56

At December 31, 2024, Eaton Corporation plc and its foreign subsidiaries had income tax loss carryforwards and income tax credit carryforwards that are available to reduce future taxable income or tax liabilities. These carryforwards and their respective expiration dates are summarized below:

(In millions)	2025 through 2029		2030 through 2034		2035 through 2039		2040 through 2049		Not subject to expiration		Valuation allowance	
Ireland income tax loss carryforwards	$	—	$	—	$	—	$	—	$	9	$	—
Ireland deferred income tax assets for income tax loss carryforwards		—		—		—		—		1		(1)
Foreign income tax loss carryforwards		40		462		11,172		122		5,627		—
Foreign deferred income tax assets for income tax loss carryforwards		11		112		2,670		30		853		(3,417)
Foreign deferred income tax assets for income tax loss carryforwards after ASU 2013-11		10		112		2,670		30		852		(3,417)
Foreign income tax credit carryforwards		176		39		35		4		40		(138)
Foreign income tax credit carryforwards after ASU 2013-11		145		31		32		4		40		(138)

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pre-tax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments, or changes in tax laws, would lead management to conclude otherwise. However, if the Company experiences cumulative pre-tax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, carryback capability under the tax law in the particular country, prudent and feasible tax planning strategies, changes in tax laws, and estimates of future earnings and taxable income using the same assumptions as those used for the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance.

Applying the above methodology, valuation allowances have been established for certain deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Unrecognized Income Tax Benefits

A summary of gross unrecognized income tax benefits is as follows:

(In millions)	2024	2023	2022
Balance at January 1	$ 1,300	$ 1,235	$ 1,120
Increases and decreases as a result of positions taken during prior years			
Other increases, including currency translation	22	42	36
Other decreases, including currency translation	(22)	(5)	(16)
Increases related to acquired businesses	—	—	10
Increases as a result of positions taken during the current year	93	86	97
Decreases relating to settlements with tax authorities	(18)	(6)	—
Decreases as a result of a lapse of the applicable statute of limitations	(14)	(52)	(12)
Balance at December 31	$ 1,361	$ 1,300	$ 1,235

Eaton recognizes an income tax benefit from an uncertain tax position only if it is more likely than not that the benefit would be sustained upon examination by taxing authorities, based on the technical merits of the position. The Company evaluates and adjusts the amount of unrecognized income tax benefits based on changes in facts and circumstances. The Company does not enter into any of the United States Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4.

If all unrecognized income tax benefits were recognized, the net impact on the provision for income tax expense would be $936 million.

As of December 31, 2024 and 2023, Eaton had accrued approximately $225 million and $188 million, respectively, for the payment of worldwide interest and penalties, which are not included in the table of unrecognized income tax benefits above. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense.

The resolution of the majority of Eaton's unrecognized income tax benefits is dependent upon uncontrollable factors such as the timing of finalizing resolutions of audit disputes through reaching settlement agreements or concluding litigation, or changes in law. Therefore, for the majority of Eaton's unrecognized income tax benefits, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax benefits where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

The Company believes that the final resolution of all the assessments discussed below will not have a material impact on its consolidated financial statements. The ultimate outcome of these matters cannot be predicted with certainty given the complex nature of tax controversies. Should the ultimate outcome of any one of these matters deviate from our reasonable expectations, final resolution may have a material adverse impact on the Company's consolidated financial statements. However, Eaton believes that its interpretations of tax laws and application of tax laws to its facts are correct, and that its accrual of unrecognized income tax benefits is appropriate with respect to these matters.

Eaton or its subsidiaries file income tax returns in Ireland and many countries around the world. With only a few exceptions, Eaton and its subsidiaries are no longer subject to examinations for years before 2014.

Brazil Tax Years 2005-2012

The Company has two Brazilian tax cases primarily relating to the amortization of certain goodwill generated from the acquisition of third-party businesses and corporate reorganizations. One case involves tax years 2005-2008 (Case 1), and the other involves tax years 2009-2012 (Case 2). Case 2 is proceeding on a more accelerated timeline than Case 1. For Case 2, the Company received a tax assessment in 2014 that included interest and penalties. In November 2019, the Company received an unfavorable result at the final tax administrative appeals level, resulting in an alleged tax deficiency of $21 million plus $100 million of interest and penalties (translated at the December 31, 2024 exchange rate). The Company is challenging this assessment in the judicial system and, on April 18, 2022, received an unfavorable decision at the first judicial level. On April 27, 2022, the Company filed a motion for clarification relating to that decision. On May 20, 2022, the court largely upheld its prior decision without further clarification. On June 9, 2022, the Company filed its notice of appeal to the second level court. On July 11, 2024, the court published a favorable decision resulting in the cancellation of an additional 75% penalty imposed by the tax authorities. As a result of the favorable decision, the alleged interest and penalties was reduced from $100 million to $71 million (translated at the December 31, 2024 exchange rate). The Company intends to continue its challenge of the assessment in the judicial system.

As previously disclosed for Case 1, the Company received a separate tax assessment alleging a tax deficiency of $27 million plus $99 million of interest and penalties (translated at the December 31, 2024 exchange rate), which the Company is challenging in the judicial system. On April 4, 2024, the court published a favorable decision resulting in a reduction to the Case 1 assessment for the goodwill generated from the acquisition of a third-party business. In the same decision, the court confirmed the cancellation of an additional 75% penalty imposed by the tax authorities. As a result of the favorable decision, the alleged tax deficiency was reduced to $25 million plus $79 million of interest and penalties (translated at the December 31, 2024 exchange rate). The remainder of Case 1 is still pending resolution at the first judicial level.

Both cases are expected to take several years to resolve through the Brazilian judicial system and require provision of certain assets as security for the alleged deficiencies. As of December 31, 2024, the Company pledged Brazilian real estate assets with net book value of $16 million and provided additional security in the form of bank secured bonds and insurance bonds totaling $114 million and a cash deposit of $22 million (translated at the December 31, 2024 exchange rate).

United States Tax Disputes

The IRS typically audits large corporate taxpayers on a continuous basis, generally resulting in many open tax years if there are disputed tax positions upon completion of the audits. The IRS has completed its examination of the consolidated income tax returns of the Company's United States subsidiaries (Eaton US) for 2007 through 2016 and the statuses of the various tax years are discussed below. The IRS has challenged certain tax positions of Eaton US, and the Company is attempting to resolve those issues in litigation and the IRS administrative process, as described in more detail below. The IRS is currently examining tax years 2017 through 2019, and the statute of limitations for those years is open until June 30, 2026. Tax years 2020 and later are subject to future examination by the IRS. Income tax returns of states and localities within the United States will be reopened to the extent of United States federal income tax adjustments. For some states and localities, the statute of limitations is open as early as the 2007 tax year. The Eaton US tax positions challenged by the IRS are items that recur beyond the tax years for which the IRS has proposed adjustments. Eaton believes that its interpretations of tax laws and application of tax laws to its facts are correct. However, if there is a final unfavorable resolution of any of the issues discussed below, it may have a material adverse impact on the Company's consolidated financial statements.

U.S. Tax Years 2007-2010

In 2014, the IRS issued a Statutory Notice of Deficiency for Eaton US for the 2007 through 2010 tax years (the 2007-10 Notice), which Eaton US contested in Tax Court. The 2007-10 Notice proposed assessments of $190 million in additional taxes plus $72 million in penalties, net of agreed credits and deductions. The proposed assessments pertained to: (i) transfer pricing adjustments for products manufactured in the Company's facilities in Puerto Rico and the Dominican Republic and sold to affiliated companies located in the United States, and (ii) the separate proposed assessment noted below. The proposed assessment in the 2007-10 Notice for transfer pricing adjustments has been resolved in Tax Court. Eaton US set its transfer prices for products sold between these affiliates at the same prices that Eaton US sells such products to third parties as required by two successive Advance Pricing Agreements (APAs) Eaton US entered into with the IRS that governed the 2005-2010 tax years. Eaton US has continued to apply the APA pricing methodology for 2011 through the current reporting period. In 2011, the IRS sent a letter to Eaton stating that it was retrospectively canceling the APAs. The issue in Tax Court involved whether the IRS improperly cancelled the APAs. On July 26, 2017, the Tax Court issued a ruling in which it agreed with Eaton US that the IRS must abide by the terms of the APAs for the tax years 2005-2006. On May 24, 2021, the IRS filed a notice to appeal the Tax Court's ruling to the United States Sixth Circuit Court of Appeals. In July 2022, the Sixth Circuit panel heard oral arguments, and on August 25, 2022, issued a ruling in favor of Eaton US, confirming that the IRS must abide by the terms of the APAs. The Sixth Circuit Court of Appeals ruling for tax years 2005-2006 also resolved the APA cancellation issue for the 2007-2010 years. The ruling on the APA issue did not have a material impact on Eaton's consolidated financial statements. Eaton and the IRS recognized that the ruling on the enforceability of the APA did not address a secondary issue regarding the transfer pricing for a certain royalty paid from 2006-2010. On November 15, 2023, the IRS also agreed to use the royalty rate reported by Eaton for the 2007-2010 tax years. On October 21, 2024, the IRS confirmed to the Tax Court that the Company was not liable for penalties related to the APA cancellation issue.

The 2007-10 Notice also included a separate proposed assessment involving the recognition of income for several of Eaton US's controlled foreign corporations. The Company believes that the proposed assessment is without merit and contested the matter in Tax Court. In October 2017, Eaton and the IRS both moved for partial summary judgment on this issue. On February 25, 2019, the Tax Court granted the IRS's motion for partial summary judgment and denied Eaton's. The Company intends to appeal the Tax Court's partial summary judgment decision to the United States Sixth Circuit Court of Appeals. The total potential impact of the Tax Court's partial summary judgment decision on the controlled foreign corporation income recognition issue is not estimable until all matters in the open tax years have been resolved.

U.S. Tax Years 2011-2013

In 2018, the IRS completed its examination of Eaton US for tax years 2011 through 2013 and proposed adjustments. Those adjustments were the subject of administrative appeals, which concluded without resolution. As a result, on December 21, 2022, the IRS issued Statutory Notices of Deficiency for Eaton US for these tax years (the 2011-2013 Notice) proposing assessments of $749 million in additional taxes plus $110 million in penalties, net of agreed credits and deductions. The proposed assessments pertain to: (i) transfer pricing adjustments similar to those proposed in the 2007-10 Notice for products manufactured in the Company's facilities in Puerto Rico and the Dominican Republic and sold to affiliated companies located in the U.S.; (ii) adjustments involving the recognition of income for several of Eaton US's controlled foreign corporations; (iii) transfer pricing adjustments for products manufactured in one of the Company's facilities in Mexico and sold to affiliated companies located in the U.S.; and (iv) adjustments challenging the appropriate interest rate on intercompany debt and amount of intercompany fees charged for financial guarantees on external debt. On March 3, 2023, the Company filed its petition to the U.S. Tax Court. The Company will vigorously defend its positions through litigation, which will take several years for final resolution.

U.S. Tax Years 2014-2016

In 2021, the IRS completed its examination of Eaton US for tax years 2014 through 2016 and has proposed adjustments, including: (i) transfer pricing adjustments similar to those proposed in the 2007-10 and 2011-2013 Notices for products manufactured in the Company's facilities in Puerto Rico, and the Dominican Republic and sold to affiliated companies located in the U.S.; (ii) transfer pricing adjustments similar to those proposed in the 2011-2013 Notice for products manufactured in one of the Company's facilities in Mexico and sold to affiliated companies located in the U.S.; and (iii) adjustments similar to those proposed in the 2011-2013 Notice challenging the appropriate interest rate on intercompany debt and amount of intercompany fees charged for financial guarantees on external debt. On November 29, 2021, the case was formally assigned to administrative appeals, and the Company will attempt to resolve certain of the issues in this administrative forum. However, if acceptable resolutions are not achieved, the Company will vigorously defend its positions through litigation, which if undertaken will likely take several years for final resolution. The statute of limitations on these tax years currently remains open until June 30, 2026.

Note 13. EATON SHAREHOLDERS' EQUITY

There are 750 million Eaton ordinary shares authorized ($0.01 par value per share), 392.9 million and 399.4 million of which were issued and outstanding at December 31, 2024 and 2023, respectively. Eaton's Memorandum and Articles of Association authorized 40 thousand deferred ordinary shares (€1.00 par value per share) and 10 thousand preferred A shares ($1.00 par value per share), all of which were issued and outstanding at December 31, 2024 and 2023, and 10 million serial preferred shares ($0.01 par value per share), none of which is outstanding at December 31, 2024 and 2023. At December 31, 2024, there were 9,117 holders of record of Eaton ordinary shares. Additionally, 13,949 current and former employees were shareholders through participation in the Eaton Savings Plan, the Eaton Personal Investment Plan, or The Eaton Puerto Rico Retirement Savings Plan.

On February 23, 2022, the Board of Directors adopted a share repurchase program for repurchases of ordinary shares up to $5.0 billion to be made during the three-year period commencing on that date (2022 Program). Under the 2022 Program, the ordinary shares are expected to be repurchased over time, depending on market conditions, the market price of ordinary shares, capital levels, and other considerations. During 2024 and 2022, 7.8 million and 2.0 million ordinary shares were repurchased under the 2022 Program in the open market at a total cost of $2.5 billion and $286 million, respectively. During 2023, no ordinary shares were repurchased. On February 27, 2025, the Board of Directors renewed the 2022 Program by providing authority for up to $9.0 billion in repurchases to be made during the three-year period commencing on that date (2025 Program).

Eaton has deferral plans that permit certain employees and directors to defer a portion of their compensation. A trust contains $3 million of ordinary shares and marketable securities at December 31, 2024 and 2023 to fund a portion of these liabilities. The marketable securities were included in Other assets and the ordinary shares were included in Shareholders' equity at historical cost.

On February 27, 2025, Eaton's Board of Directors declared a quarterly dividend of $1.04 per ordinary share, an 11% increase over the dividend paid in the fourth quarter of 2024. The dividend is payable on March 28, 2025 to shareholders of record on March 10, 2025.

Comprehensive Income (Loss)

Comprehensive income (loss) consists primarily of net income, currency translation and related hedging instruments, changes in unrecognized costs of pension and other postretirement benefits, and changes in the effective portion of open derivative contracts designated as cash flow hedges. The following table summarizes the pre-tax and after-tax amounts recognized in Comprehensive income (loss):

(In millions)	2024		2023		2022	
	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax
Currency translation and related hedging instruments						
Gain (loss) from currency translation and related hedging instruments	$ (358)	$ (355)	$ 252	$ 247	$ (632)	$ (647)
Amortization of gains on net investment hedges (amount excluded from effectiveness testing) reclassified to earnings	(15)	(15)	(12)	(12)	—	—
	(373)	(370)	241	235	(632)	(647)
Pensions and other postretirement benefits						
Prior service credit (cost) arising during the year	1	1	—	—	—	—
Net gain (loss) arising during the year	(141)	(104)	(246)	(189)	45	31
Currency translation	18	13	(29)	(21)	65	56
Amortization of actuarial loss and prior service cost reclassified to earnings	55	41	32	24	116	89
	(67)	(49)	(243)	(185)	226	175
Cash flow hedges						
Gain on derivatives designated as cash flow hedges	(6)	(5)	63	50	210	166
Changes in cash flow hedges reclassified to earnings	(16)	(12)	(78)	(61)	(9)	(7)
	(22)	(17)	(14)	(11)	201	159
Other comprehensive income (loss) attributable to Eaton ordinary shareholders	$ (462)	$ (436)	$ (17)	$ 39	$ (205)	$ (313)

The changes in Accumulated other comprehensive loss are as follows:

(In millions)	Currency translation and related hedging instruments	Pensions and other postretirement benefits	Cash flow hedges	Total
Balance at January 1, 2024	$ (3,029)	$ (995)	$ 118	$ (3,906)
Other comprehensive income (loss) before reclassifications	(355)	(90)	(5)	(450)
Amounts reclassified from Accumulated other comprehensive loss (income)	(15)	41	(12)	14
Net current-period Other comprehensive income (loss)	(370)	(49)	(17)	(436)
Balance at December 31, 2024	$ (3,399)	$ (1,044)	$ 101	$ (4,342)

The reclassifications out of Accumulated other comprehensive loss are as follows:

(In millions)	December 31, 2024	Consolidated Statements of Income classification
Gains and (losses) on net investment hedges (amount excluded from effectiveness testing)		
Currency exchange contracts	$ 15	Interest expense - net
Tax expense	—	
Total, net of tax	15	
Amortization of defined benefits pensions and other postretirement benefits items		
Actuarial loss and prior service cost	(55) [1]	
Tax benefit	15	
Total, net of tax	(41)	
Gains and (losses) on cash flow hedges		
Floating-to-fixed interest rate swaps	13	Interest expense - net
Currency exchange contracts	(1)	Net sales and Cost of products sold
Commodity contracts	4	Cost of products sold
Tax expense	(3)	
Total, net of tax	12	
Total reclassifications for the period	$ (14)	

[1] These components of Accumulated other comprehensive loss are included in the computation of net periodic benefit cost. See Note 10 for additional information about pension and other postretirement benefits items.

Net Income Per Share Attributable to Eaton Ordinary Shareholders

A summary of the calculation of net income per share attributable to Eaton ordinary shareholders is as follows:

(In millions except for per share data)	2024	2023	2022
Net income attributable to Eaton ordinary shareholders	$ 3,794	$ 3,218	$ 2,462
Weighted-average number of ordinary shares outstanding - diluted	399.4	401.1	400.8
Less dilutive effect of equity-based compensation	1.8	2.0	2.1
Weighted-average number of ordinary shares outstanding - basic	397.6	399.1	398.7
Net income per share attributable to Eaton ordinary shareholders			
Diluted	$ 9.50	$ 8.02	$ 6.14
Basic	9.54	8.06	6.17

In 2024 and 2023, all stock options were included in the calculation of diluted net income per share attributable to Eaton ordinary shareholders because they were all dilutive. In 2022, 0.1 million of stock options were excluded from the calculation of diluted net income per share attributable to Eaton ordinary shareholders because the exercise price of the options exceeded the average market price of the ordinary shares during the period and their effect, accordingly, would have been antidilutive.

Note 14. EQUITY-BASED COMPENSATION

Eaton recognizes equity-based compensation expense based on the grant date fair value of the award. Awards with service conditions or both service and market conditions are expensed over the period during which an employee is required to provide service in exchange for the award. Awards with both service and performance conditions are expensed over the period an employee is required to provide service based on the number of units for which achievement of the performance objective is probable. The Company estimates forfeitures as part of recording equity-based compensation expense.

Restricted Stock Units and Awards

Restricted stock units (RSUs) and restricted stock awards (RSAs) have been issued to certain employees and directors. The fair value of RSUs and RSAs are determined based on the closing market price of the Company's ordinary shares at the date of grant. The RSUs entitle the holder to receive one ordinary share for each RSU upon vesting, generally over three years. RSAs are issued and outstanding at the time of grant, but remain subject to forfeiture until vested, generally over ten years. A summary of the RSU and RSA activity for 2024 is as follows:

(Restricted stock units and awards in millions)	Number of restricted stock units and awards	Weighted-average fair value per unit and award
Non-vested at January 1	0.9	$ 150.55
Granted	0.3	289.23
Vested	(0.4)	163.32
Forfeited	—	197.75
Non-vested at December 31	0.7	$ 202.76

Information related to RSUs and RSAs is as follows:

(In millions)	2024	2023	2022
Pre-tax expense for RSUs and RSAs	$ 74	$ 65	$ 65
After-tax expense for RSUs and RSAs	58	51	51
Fair value of vested RSUs and RSAs	126	84	98

As of December 31, 2024, total compensation expense not yet recognized related to non-vested RSUs and RSAs was $93 million, and the weighted-average period in which the expense is expected to be recognized is 2.3 years. Excess tax benefit for RSUs and RSAs totaled $8 million, $4 million, and $5 million for 2024, 2023, and 2022, respectively.

Performance Share Units

Performance share units (PSUs) have been issued to certain employees that vest based on the satisfaction of a three-year service period and total shareholder return relative to that of a group of peers. Awards earned at the end of the three-year vesting period range from 0% to 200% of the targeted number of PSUs granted based on the ranking of total shareholder return of the Company, assuming reinvestment of all dividends, relative to a defined peer group of companies. Equity-based compensation expense for these PSUs is recognized over the period during which an employee is required to provide service in exchange for the award. Upon vesting, dividends that have accumulated during the vesting period are paid on earned awards.

The Company uses a Monte Carlo simulation to estimate the fair value of PSUs with market conditions. The principal assumptions utilized in valuing these PSUs include the expected stock price volatility (based on the most recent 3-year period as of the grant date) and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon bonds with a three-year maturity as of the grant date). A summary of the assumptions used in determining fair value of these PSUs is as follows:

	2024	2023	2022
Expected volatility	26 %	27 %	35 %
Risk-free interest rate	4.36 %	4.35 %	1.71 %
Weighted-average fair value of PSUs granted	$ 362.38	$ 203.18	$ 171.63

A summary of these PSUs that vested is as follows:

(Performance share units in millions)	2024	2023	2022
Percent payout	163 %	187 %	178 %
Shares vested	0.2	0.3	0.4

A summary of the 2024 activity for these PSUs is as follows:

(Performance share units in millions)	Number of performance share units	Weighted-average fair value per unit
Non-vested at January 1	0.3	$ 162.67
Granted[1]	0.1	362.38
Adjusted for performance results achieved[2]	0.1	171.63
Vested	(0.2)	171.63
Forfeited	—	228.66
Non-vested at December 31	0.2	$ 248.21

[1] Performance shares granted assuming the Company will perform at target relative to peers.

[2] Adjustments for the number of shares vested under the 2022 awards at the end of the three-year performance period ended December 31, 2024, being higher than the target number of shares.

Information related to PSUs is as follows:

(In millions)	2024	2023	2022
Pre-tax expense for PSUs	$ 23	$ 22	$ 21
After-tax expense for PSUs	18	17	17

As of December 31, 2024, total compensation expense not yet recognized related to non-vested PSUs was $36 million and the weighted-average period in which the expense is to be recognized is 1.7 years. Excess tax benefit for PSUs totaled $11 million, $7 million, and $10 million for 2024, 2023, and 2022, respectively.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase ordinary shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. Compensation expense is recognized for stock options based on the fair value of the options at the date of grant and amortized on a straight-line basis over the period the employee or director is required to provide service.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the most recent historical period equal to the expected life of the option); the expected option life (an estimate based on historical experience); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option). A summary of the assumptions used in determining the fair value of stock options is as follows:

	2024	2023	2022
Expected volatility	29 %	27 %	27 %
Expected option life in years	6.3	6.3	6.6
Expected dividend yield	1.5 %	2.0 %	2.0 %
Risk-free interest rate	4.0 to 4.5%	4.1 to 4.3%	0.3 to 3.0%
Weighted-average fair value of stock options granted	$ 93.42	$ 48.79	$ 36.56

A summary of stock option activity is as follows:

(Options and aggregate intrinsic value in millions)	Weighted-average exercise price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Outstanding at January 1, 2024	$ 103.76	2.2		
Granted	288.50	0.2		
Exercised	88.51	(0.8)		
Forfeited and canceled	164.15	—		
Outstanding at December 31, 2024	$ 130.25	1.6	5.4	$ 313
Exercisable at December 31, 2024	$ 102.36	1.2	4.5	$ 273
Reserved for future grants at December 31, 2024		18.2		

The aggregate intrinsic value in the table above represents the total excess of the $331.87 closing price of Eaton ordinary shares on the last trading day of 2024 over the exercise price of the stock option, multiplied by the related number of options outstanding and exercisable. The aggregate intrinsic value is not recognized for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's ordinary shares.

Information related to stock options is as follows:

(In millions)	2024	2023	2022
Pre-tax expense for stock options	$ 11	$ 10	$ 11
After-tax expense for stock options	9	8	9
Proceeds from stock options exercised	69	78	28
Income tax benefit related to stock options exercised			
Tax benefit classified in operating activities in the Consolidated Statements of Cash Flows	30	22	6
Intrinsic value of stock options exercised	165	116	29
Total fair value of stock options vested	$ 11	$ 10	$ 11
Stock options exercised	0.8	1.0	0.4

As of December 31, 2024, total compensation expense not yet recognized related to non-vested stock options was $14 million, and the weighted-average period in which the expense is expected to be recognized is 1.9 years.

Note 15. FAIR VALUE MEASUREMENTS

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to satisfy a liability in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy is established, which categorizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of financial instruments and contingent consideration recognized at fair value, and the fair value measurements used, is as follows:

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
December 31, 2024				
Cash	$ 555	$ 555	$ —	$ —
Short-term investments	1,525	1,525	—	—
Net derivative contracts	(16)	—	(16)	—
Contingent future payments from acquisition of Green Motion	(6)	—	—	(6)
December 31, 2023				
Cash	$ 488	$ 488	$ —	$ —
Short-term investments	2,121	2,121	—	—
Net derivative contracts	11	—	11	—
Contingent future payments from acquisition of Green Motion	(18)	—	—	(18)

Eaton values its financial instruments using an industry standard market approach, in which prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities.

On March 22, 2021, Eaton acquired Green Motion SA, a leading designer and manufacturer of electric vehicle charging hardware and related software based in Switzerland. Green Motion SA was acquired for $106 million, including $49 million of cash paid at closing and an initial estimate of $57 million for the fair value of contingent future consideration based on 2023 and 2024 revenue performance. The fair value of contingent consideration liabilities is estimated by discounting contingent payments expected to be made, and may increase or decrease based on changes in revenue estimates and discount rates, with a maximum possible undiscounted value of $113 million. As of December 31, 2024, the fair value of the contingent future payments has been reduced to $6 million based primarily on lower revenue in 2023 and 2024 compared to the initial estimates at closing. This reduction is presented in Other income - net on the Consolidated Statements of Income.

Other Fair Value Measurements

Long-term debt and the current portion of long-term debt had a carrying value of $9,152 million and fair value of $8,651 million at December 31, 2024 compared to $9,261 million and $8,924 million, respectively, at December 31, 2023. The fair value of Eaton's debt instruments was estimated using prevailing market interest rates on debt with similar creditworthiness, terms and maturities and is considered a Level 2 fair value measurement.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments. Short-term investments are recorded at carrying value, which approximates the fair value due to the short-term maturities of these investments. A summary of short-term investments is as follows:

(In millions)	December 31 2024	December 31 2023
Time deposits and certificates of deposit with banks	$ 157	$ 299
Money market investments	1,368	1,822
Total short-term investments	$ 1,525	$ 2,121

Note 16. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, Eaton is exposed to certain risks related to fluctuations in interest rates, currency exchange rates and commodity prices. The Company uses various derivative and non-derivative financial instruments, primarily interest rate swaps, currency forward exchange contracts, currency swaps and commodity contracts to manage risks from these market fluctuations. The instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. Such instruments are not purchased and sold for trading purposes.

Derivative financial instruments are accounted for at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for the gain or loss resulting from the change in the fair value of the derivative financial instrument depends on whether it has been designated as part of a hedging relationship, is effective and the nature of the hedging activity. Eaton formally documents all relationships between derivative financial instruments accounted for as designated hedges and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking derivative financial instruments to a recognized asset or liability, specific firm commitment, forecasted transaction, or net investment in a foreign operation. These financial instruments can be designated as:

- Hedges of the change in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability (a fair value hedge); for these hedges, the gain or loss from the derivative financial instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in income during the period of change in fair value.

- Hedges of the variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability (a cash flow hedge); for these hedges, the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive income and reclassified to income in the same period when the gain or loss on the hedged item is included in income.

- Hedges of the currency exposure related to a net investment in a foreign operation (a net investment hedge); for these hedges, the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive income and reclassified to income in the same period when the gain or loss related to the net investment in the foreign operation is included in income.

The gain or loss from a derivative financial instrument designated as a hedge is classified in the same line of the Consolidated Statements of Income as the offsetting loss or gain on the hedged item. The cash flows resulting from these financial instruments are classified in operating activities on the Consolidated Statements of Cash Flows.

For derivatives that are not designated as a hedge, any gain or loss is immediately recognized in income. The majority of derivatives used in this manner relate to risks resulting from assets or liabilities denominated in a foreign currency and certain commodity contracts that arise in the normal course of business.

Eaton uses currency exchange contracts and certain of its debt denominated in foreign currency to hedge portions of its net investments in foreign operations against foreign currency exposure (net investment hedges). The Company uses the spot rate method to assess hedge effectiveness when currency exchange contracts are used in net investment hedges. Under this method, changes in the spot exchange rate are recognized in Accumulated other comprehensive loss. Changes related to the forward rate are excluded from the hedging relationship and the forward points are amortized to Interest expense - net on a straight-line basis over the term of the contract. The cash flows resulting from these currency exchange contracts are classified in investing activities on the Consolidated Statements of Cash Flows.

Interest Rate Risk

Eaton enters into fixed-to-floating interest rate swaps to manage interest rate risk of certain long-term debt. These interest rate swaps are accounted for as fair value hedges of certain long-term debt. Eaton also enters into forward starting floating-to-fixed interest rate swaps to manage interest rate risk on future anticipated debt issuances. These are accounted for as cash flow hedges.

A summary of interest rate swaps outstanding at December 31, 2024, is as follows:

Forward Starting Floating-to-Fixed Interest Rate Swaps

(Notional amount in millions)

Notional amount	Floating interest rate to be received	Fixed interest rate to be paid	Basis for contracted floating interest rate received
$ 78	—%	2.52%	6 month Euribor
78	—%	2.38%	6 month Euribor

Derivative Financial Statement Impacts

The fair value of derivative financial instruments recognized in the Consolidated Balance Sheets is as follows:

(In millions)	Notional amount	Other current assets	Other noncurrent assets	Other current liabilities	Other noncurrent liabilities	Type of hedge	Term
December 31, 2024							
Derivatives designated as hedges							
Forward starting floating-to-fixed interest rate swaps	$ 156	$ —	$ —	$ —	$ 1	Cash flow	11 years
Currency exchange contracts	499	12	—	14	—	Cash flow	1 to 13 months
Commodity contracts	4	—	—	—	—	Cash flow	1 to 11 months
Currency exchange contracts	545	3	—	—	—	Net investment	3 months
Total		$ 15	$ —	$ 14	$ 1		
Derivatives not designated as hedges							
Currency exchange contracts	$ 4,945	$ 13		$ 29			1 to 7 months
December 31, 2023							
Derivatives designated as hedges							
Forward starting floating-to-fixed interest rate swaps	$ 165	$ —	$ —	$ —	$ 3	Cash flow	8 years
Currency exchange contracts	505	17	3	7	1	Cash flow	1 to 25 months
Commodity contracts	54	1	—	1	—	Cash flow	1 to 12 months
Currency exchange contracts	564	—	—	1	—	Net investment	3 months
Total		$ 17	$ 3	$ 9	$ 4		
Derivatives not designated as hedges							
Currency exchange contracts	$ 4,797	$ 12		$ 8			1 to 7 months

The currency exchange contracts shown in the table above as derivatives not designated as hedges are primarily contracts entered into to manage currency volatility or exposure on intercompany receivables, payables and loans. While Eaton does not elect hedge accounting treatment for these derivatives, Eaton targets managing 95% to 100% of the intercompany balance sheet exposure to minimize the effect of currency volatility related to the movement of goods and services in the normal course of its operations. This activity represents the great majority of these currency exchange contracts. The cash flows resulting from the settlement of these derivatives have been classified in investing activities in the Consolidated Statements of Cash Flows.

Foreign currency denominated debt designated as non-derivative net investment hedging instruments had a carrying value on an after-tax basis of $3,105 million and $3,140 million at December 31, 2024 and 2023, respectively.

As of December 31, 2024, the volume of outstanding commodity contracts that were entered into to hedge forecasted transactions:

Commodity	December 31, 2024		Term
Copper	1	Millions of pounds	1 to 11 months
Gold	165	Troy ounces	1 month

The following amounts were recorded on the Consolidated Balance Sheets related to fixed-to-floating interest rate swaps:

(In millions)	Carrying amount of the hedged assets (liabilities)		Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged asset (liabilities)[1]	
Location on Consolidated Balance Sheets	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Long-term debt	$ (647)	$ (713)	$ (37)	$ (42)

[1] At December 31, 2024 and 2023, these amounts include the cumulative liability amount of fair value hedging adjustments remaining for which the hedge accounting has been discontinued of $37 million and $42 million, respectively.

The impact of cash flow and fair value hedging activities to the Consolidated Statements of Income is as follows:

(In millions)	2024		
	Net sales	Cost of products sold	Interest expense - net
Amounts from Consolidated Statements of Income	$ 24,878	$ 15,375	$ 130
Gain (loss) on derivatives designated as cash flow hedges			
Forward starting floating-to-fixed interest rate swaps			
Hedged item	$ —	$ —	$ (13)
Derivative designated as hedging instrument	—	—	13
Currency exchange contracts			
Hedged item	$ 2	$ (1)	$ —
Derivative designated as hedging instrument	(2)	1	—
Commodity contracts			
Hedged item	$ —	$ (4)	$ —
Derivative designated as hedging instrument	—	4	—

(In millions)	2023		
	Net sales	Cost of products sold	Interest expense - net
Amounts from Consolidated Statements of Income	$ 23,196	$ 14,762	$ 151
Gain (loss) on derivatives designated as cash flow hedges			
Forward starting floating-to-fixed interest rate swaps			
Hedged item	$ —	$ —	$ (13)
Derivative designated as hedging instrument	—	—	13
Currency exchange contracts			
Hedged item	$ (2)	$ (58)	$ —
Derivative designated as hedging instrument	2	58	—
Commodity contracts			
Hedged item	$ —	$ (1)	$ —
Derivative designated as hedging instrument	—	1	—

(In millions)	2022		
	Net sales	Cost of products sold	Interest expense - net
Amounts from Consolidated Statements of Income	$ 20,752	$ 13,865	$ 144
Gain (loss) on derivatives designated as cash flow hedges			
Forward starting floating-to-fixed interest rate swaps			
Hedged item	$ —	$ —	$ (4)
Derivative designated as hedging instrument	—	—	4
Currency exchange contracts			
Hedged item	$ 17	$ (26)	$ —
Derivative designated as hedging instrument	(17)	26	—
Commodity contracts			
Hedged item	$ —	$ 4	$ —
Derivative designated as hedging instrument	—	(4)	—
Gain (loss) on derivatives designated as fair value hedges			
Fixed-to-floating interest rate swaps			
Hedged item	$ —	$ —	$ 8
Derivative designated as hedging instrument	—	—	(8)

The impact of derivatives not designated as hedges to the Consolidated Statements of Income is as follows:

(In millions)	Gain (loss) recognized in Consolidated Statements of Income			Consolidated Statements of Income classification
	2024	2023	2022	
Gain (loss) on derivatives not designated as hedges				
Currency exchange contracts	$ (14)	$ 57	$ (56)	Interest expense - net
Commodity contracts	—	—	(15)	Other income - net
Total	$ (14)	$ 57	$ (71)	

The impact of derivative and non-derivative instruments designated as hedges to the Consolidated Statements of Income and Comprehensive Income is as follows:

(In millions)	Gain (loss) recognized in other comprehensive (loss) income		
	2024	2023	2022
Derivatives designated as cash flow hedges			
Forward starting floating-to-fixed interest rate swaps	$ 5	$ (2)	$ 202
Currency exchange contracts	(15)	66	13
Commodity contracts	4	—	(5)
Derivatives designated as net investment hedges			
Currency exchange contracts			
Effective portion	19	8	—
Amount excluded from effectiveness testing	12	15	—
Non-derivative designated as net investment hedges			
Foreign currency denominated debt	191	(110)	171
Total	$ 216	$ (24)	$ 381

(In millions)	Location of gain (loss) reclassified from Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss		
		2024	2023	2022
Derivatives designated as cash flow hedges				
Forward starting floating-to-fixed interest rate swaps	Interest expense - net	$ 13	$ 13	$ 4
Currency exchange contracts	Net sales and Cost of products sold	(1)	64	9
Commodity contracts	Cost of products sold	4	1	(4)
Derivatives designated as net investment hedges				
Currency exchange contracts				
Effective portion	Gain (loss) on sale of business	—	—	—
Amount excluded from effectiveness testing	Interest expense - net	15	12	—
Non-derivative designated as net investment hedges				
Foreign currency denominated debt	Gain (loss) on sale of business	—	—	—
Total		$ 31	$ 89	$ 9

The pre-tax portion of the fair value of currency exchange contracts designated as net investment hedges included in Accumulated other comprehensive loss were net gains of $27 million at December 31, 2024. The pre-tax portion of the fair value of the forward points included in Accumulated other comprehensive loss were net gains of $1 million at December 31, 2024.

At December 31, 2024, a gain of $3 million of estimated unrealized net gains or losses associated with our cash flow hedges were expected to be reclassified to income from Accumulated other comprehensive loss within the next twelve months. These reclassifications relate to our designated foreign currency and commodity hedges that will mature in the next twelve months.

Note 17. RESTRUCTURING CHARGES

In the second quarter of 2020, Eaton initiated a multi-year restructuring program to reduce its cost structure and gain efficiencies in its business segments and at corporate in order to initially respond to declining market conditions brought on by the COVID-19 pandemic. Since the inception of the program, the Company incurred expenses of $199 million for workforce reductions and $184 million for plant closing and other costs, resulting in total charges of $382 million through December 31, 2023. This multi-year restructuring program was substantially complete at the end of 2023, with final payments primarily made in 2024.

During the first quarter of 2024, Eaton implemented a new multi-year restructuring program to accelerate opportunities to optimize its operations and global support structure. These actions will better align the Company's functions to support anticipated growth and drive greater effectiveness throughout the Company. Restructuring charges incurred under this program were $202 million in 2024. This restructuring program is expected to be completed in 2026 and is expected to incur additional expenses related to workforce reductions of $183 million and plant closing and other costs of $90 million, resulting in total estimated charges of $475 million for the entire program.

A summary of restructuring program charges (income) is as follows:

(In millions except for per share data)	2024		2023		2022	
Workforce reductions	$	120	$	19	$	(13)
Plant closing and other		83		38		47
Total before income taxes		202		57		33
Income tax benefit		43		11		4
Total after income taxes	$	160	$	46	$	29
Per ordinary share - diluted	$	0.40	$	0.11	$	0.07

Restructuring program charges (income) related to the following segments:

(In millions)	2024		2023		2022	
Electrical Americas	$	12	$	5	$	17
Electrical Global		88		26		14
Aerospace		9		5		8
Vehicle		40		6		(15)
eMobility		25		7		1
Corporate		29		8		8
Total	$	202	$	57	$	33

A summary of liabilities related to workforce reductions, plant closing, and other associated costs is as follows:

(In millions)	Workforce reductions		Plant closing and other		Total	
Balance at January 1, 2024	$	35	$	6	$	41
Liability recognized, net		120		83		202
Payments, utilization and translation		(59)		(81)		(141)
Balance at December 31, 2024	$	96	$	7	$	103

These restructuring program charges (income) were included in Cost of products sold, Selling and administrative expense, Research and development expense, or Other income – net, as appropriate. In Business Segment Information, these restructuring program charges are treated as Corporate items. See Note 19 for additional information about business segments.

Note 18.   GOVERNMENT GRANTS

The Company recognizes the benefit of government grants when they are probable of being received and the specified conditions associated with the grants have been satisfied. Grants for capital investments are generally recognized as deferred income on the Consolidated Balance Sheet, then amortized to income over the life of the related assets. Grants for other expenses are recognized as reductions of the related expense over the period incurred.

In 2024, the Company entered into an agreement to receive government grants from a non-Irish government entity. The grants will be recognized over the term of the agreement beginning in 2024 through 2033. The terms of the agreement and the commitments made by the Company and the government entity have been omitted because they are legally prohibited from being disclosed. Under the agreement, for the year ended December 31, 2024, the Company reduced Selling and administrative expense by $1 million on the Consolidated Statement of Income. As of December 31, 2024, the Company recognized unamortized deferred income of $9 million within Other current liabilities on the Consolidated Balance Sheet.

For the years ended December 31, 2023 and 2022, government grants did not have a material impact on the consolidated financial statements.

Note 19.   BUSINESS SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. The Company's chief operating decision maker is the chairman and chief executive officer. Eaton's segments are as follows:

Electrical Americas and Electrical Global

The Electrical Americas segment consists of electrical components, industrial components, power distribution and assemblies, residential products, single phase power quality and connectivity, three phase power quality, wiring devices, circuit protection, utility power distribution, power reliability equipment, and services that are primarily produced and sold in North and South America. The Electrical Global segment consists of electrical components, industrial components, power distribution and assemblies, single phase and three phase power quality, and services that are primarily produced and sold outside of North and South America; as well as hazardous duty electrical equipment, emergency lighting, fire detection, intrinsically safe explosion-proof instrumentation, and structural support systems that are produced and sold globally. The principal markets for these segments are industrial, institutional, governmental, utility, commercial, residential and information technology. These products are used wherever there is a demand for electrical power in data centers, utilities, industrial and energy facilities, commercial buildings, apartment and office buildings, hospitals, factories, and residencies. The segments share certain common global customers, but a large number of customers are located regionally. Sales are made through distributors, resellers, and manufacturers' representatives, as well as directly to original equipment manufacturers, utilities, and certain other end users.

Aerospace

The Aerospace segment is a leading global supplier of aerospace fuel, hydraulics, and pneumatic systems for commercial and military use, as well as filtration systems for industrial applications. Products include hydraulic power generation systems for aerospace applications including pumps, motors, hydraulic power units, hose and fittings, electro-hydraulic pumps; controls and sensing products including valves, cylinders, electronic controls, electromechanical actuators, sensors, aircraft flap and slat systems and nose wheel steering systems; fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing and ducting; fuel systems including air-to-air refueling systems, fuel pumps, fuel inerting products, sensors, valves, adapters and regulators; mission systems including oxygen generation system, payload carriages, and thermal management products; high performance interconnect products including wiring connectors and cables. The Aerospace segment also includes filtration systems including hydraulic filters, bag filters, strainers and cartridges; and golf grips. The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers, as well as industrial applications. These manufacturers and other customers operate globally. Products are sold and serviced through a variety of channels.

Vehicle

The Vehicle segment is a leader in the design, manufacture, marketing, and supply of: drivetrain, powertrain systems and critical components that reduce emissions and improve fuel economy, stability, performance, and safety of cars, light trucks, and commercial vehicles. Products include transmissions and transmission components, clutches, hybrid power systems, superchargers, engine valves and valve actuation systems, locking and limited slip differentials, transmission controls, and fuel vapor components for the global vehicle industry. The principal markets for the Vehicle segment are original equipment manufacturers and aftermarket customers of heavy-, medium-, and light-duty trucks, SUVs, CUVs, passenger cars, construction, and agricultural equipment.

eMobility

The eMobility segment designs, manufactures, markets, and supplies mechanical, electrical, and electronic components and systems that improve the power management and performance of both on-road and off-road vehicles. Products include high voltage inverters, converters, fuses, circuit protection units, vehicle controls, power distribution, fuel tank isolation valves, and commercial vehicle hybrid systems. The principal markets for the eMobility segment are original equipment manufacturers and aftermarket customers of heavy-, medium-, and light-duty trucks, SUVs, CUVs, passenger cars, construction, agriculture, material handling and mining equipment.

Other Information

No single customer represented greater than 10% of net sales in 2024, 2023 or 2022, respectively.

The accounting policies of the business segments are generally the same as the policies described in Note 1, except that, as described further in the following paragraph, certain items are not allocated to the businesses. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties. These intersegment sales are eliminated in consolidation. Operating profit (loss) includes the operating profit from intersegment sales.

The chief operating decision maker uses segment operating profit (loss) as an input to assess segment performance and determine appropriate resource allocations, including capital, financial, and employee resources. Segment operating profit (loss) results are regularly evaluated versus annual profit plan, forecast and/or prior year.

Other segment items are primarily comprised of Cost of products sold, Selling and administrative expense, Research and development expense, depreciation of property, plant and equipment, and certain items included in Other income - net on the Consolidated Statements of Income. The Company's chief operating decision maker manages these items on a consolidated basis.

Corporate includes all the Company's amortization of intangible assets, interest expense - net and restructuring program charges (Note 17) and the non-service cost portion of pension and other postretirement benefits income. Other expense - net includes all the Company's costs associated with acquisitions, divestitures, and gains and losses on the sale of certain businesses and other items that are of a corporate or functional governance nature. For purposes of business segment performance measurement, a portion of corporate costs, excluding amortization of intangibles assets, acquisition integration and divestiture costs, and restructuring program charges, are allocated to the businesses. These allocations are periodically adjusted to pass on year-over-year cost savings or increases to the businesses in a manner that is consistent with how the chief operating decision maker assesses performance. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of certain cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Business Segment Information

(In millions)		2024		2023		2022
Net sales						
Electrical Americas	$	11,436	$	10,098	$	8,497
Electrical Global		6,248		6,084		5,848
Aerospace		3,744		3,413		3,039
Vehicle		2,790		2,965		2,830
eMobility		662		636		538
Total net sales	$	24,878	$	23,196	$	20,752
Other segment items						
Electrical Americas	$	7,981	$	7,423	$	6,584
Electrical Global		5,099		4,908		4,714
Aerospace		2,885		2,633		2,334
Vehicle		2,288		2,483		2,377
eMobility		669		657		547
Total other segment items	$	18,919	$	18,103	$	16,556
Segment operating profit (loss)						
Electrical Americas	$	3,455	$	2,675	$	1,913
Electrical Global		1,149		1,176		1,134
Aerospace		859		780		705
Vehicle		502		482		453
eMobility		(7)		(21)		(9)
Total segment operating profit		5,959		5,093		4,196
Corporate						
Intangible asset amortization expense		(425)		(450)		(499)
Interest expense - net		(130)		(151)		(144)
Pension and other postretirement benefits income		40		46		43
Restructuring program charges		(202)		(57)		(33)
Other expense - net		(675)		(654)		(653)
Income before income taxes		4,566		3,827		2,911
Income tax expense		768		604		445
Net income		3,798		3,223		2,465
Less net income for noncontrolling interests		(4)		(5)		(4)
Net income attributable to Eaton ordinary shareholders	$	3,794	$	3,218	$	2,462

(In millions)		2024		2023		2022
Identifiable assets						
Electrical Americas	$	4,933	$	4,163	$	3,655
Electrical Global		3,233		2,868		2,658
Aerospace		2,392		2,276		1,859
Vehicle		1,987		2,251		2,230
eMobility		633		563		402
Total identifiable assets		13,178		12,121		10,804
Goodwill		14,713		14,977		14,796
Other intangible assets		4,658		5,091		5,485
Corporate		5,833		6,243		3,929
Total assets	$	38,381	$	38,432	$	35,014
Capital expenditures for property, plant and equipment						
Electrical Americas	$	362	$	309	$	181
Electrical Global		163		142		151
Aerospace		83		97		92
Vehicle		94		96		95
eMobility		64		76		52
Total		766		721		571
Corporate		42		36		28
Total expenditures for property, plant and equipment	$	808	$	757	$	598
Depreciation of property, plant and equipment						
Electrical Americas	$	118	$	108	$	101
Electrical Global		102		96		94
Aerospace		70		69		64
Vehicle		95		92		89
eMobility		24		21		16
Total		409		386		364
Corporate		37		43		44
Total depreciation of property, plant and equipment	$	446	$	429	$	408

Geographic Region Information

Net sales are measured based on the geographic destination of sales. Long-lived assets consist of property, plant and equipment - net.

(In millions)		2024		2023		2022
Net sales						
United States	$	15,151	$	14,071	$	12,353
Canada		1,058		949		754
Latin America		1,680		1,549		1,504
Europe		4,530		4,339		3,957
Asia Pacific		2,459		2,288		2,185
Total	$	24,878	$	23,196	$	20,752
Long-lived assets						
United States	$	1,990	$	1,773	$	1,567
Canada		31		31		25
Latin America		465		476		383
Europe		790		797		711
Asia Pacific		453		453		460
Total	$	3,729	$	3,530	$	3,146

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Amounts are in millions of dollars or shares unless indicated otherwise (per share data assume dilution). Columns and rows may not add and the sum of components may not equal total amounts reported due to rounding.

COMPANY OVERVIEW

Eaton Corporation plc (Eaton or the Company) is an intelligent power management company dedicated to protecting the environment and improving the quality of life for people everywhere. We make products for the data center, utility, industrial, commercial, machine building, residential, aerospace and mobility markets. We are capitalizing on the megatrends of the energy transition, electrification, and digitalization. The reindustrialization of and growth of megaprojects in North America and increased global infrastructure spending focused on clean energy programs are expanding our end markets and positioning Eaton for growth for years to come. We are strengthening our participation across the entire electrical power value chain and benefiting from momentum in the data center and utility end markets as well as a growth cycle in the commercial aerospace and defense markets. We are guided by our commitment to operate sustainably and with the highest ethical standards. Our work is accelerating the planet's transition to renewable energy sources, helping to solve the world's most urgent power management challenges, and building a more sustainable society for people today and for future generations.

Founded in 1911, Eaton has continuously evolved to meet the changing and expanding needs of our stakeholders. With revenues of nearly $25 billion in 2024, the Company serves customers in more than 160 countries.

Portfolio Changes

The Company continues to actively manage its portfolio of businesses to deliver on its strategic objectives. The Company is focused on deploying its capital toward businesses that provide opportunities for above-market growth, strong returns, and align with secular trends and its power management strategies. Over the past three years, Eaton continued to selectively add businesses to strengthen its portfolio.

Acquisitions of businesses and investments in associate companies	Date of acquisition	Business segment
Royal Power Solutions	January 5, 2022	eMobility
A manufacturer of high-precision electrical connectivity components used in electric vehicle, energy management, industrial and mobility markets.		
Jiangsu Huineng Electric Co., Ltd's circuit breaker business	July 1, 2022	Electrical Global
A 50 percent stake in Jiangsu Huineng Electric Co., Ltd's circuit breaker business which manufactures and markets low-voltage circuit breakers in China.		
Jiangsu Ryan Electrical Co. Ltd.	April 23, 2023	Electrical Global
A 49 percent stake in Jiangsu Ryan Electrical Co. Ltd., a manufacturer of power distribution and sub-transmission transformers in China.		
Exertherm	May 20, 2024	Electrical Americas
A U.K. based provider of thermal monitoring solutions for electrical equipment.		
NordicEPOD AS	May 31, 2024	Electrical Global
A 49 percent stake in NordicEPOD AS, which designs and assembles standardized power modules for data centers in the Nordic region.		

Additional information related to acquisitions of businesses is presented in Note 2.

Summary of Results of Operations

A summary of Eaton's Net sales, Net income attributable to Eaton ordinary shareholders, and Net income per share attributable to Eaton ordinary shareholders - diluted is as follows:

(In millions except for per share data)		2024		2023		2022
Net sales	$	24,878	$	23,196	$	20,752
Net income attributable to Eaton ordinary shareholders		3,794		3,218		2,462
Net income per share attributable to Eaton ordinary shareholders - diluted	$	9.50	$	8.02	$	6.14

RESULTS OF OPERATIONS

Non-GAAP Financial Measures

The following discussion of Consolidated Financial Results includes certain non-GAAP financial measures. These financial measures include adjusted earnings and adjusted earnings per ordinary share, each of which differs from the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP). A reconciliation of adjusted earnings and adjusted earnings per ordinary share to the most directly comparable GAAP measure is included in the Consolidated Financial Results table below. Management believes that these financial measures are useful to investors because they provide additional meaningful financial information that should be considered when assessing our business performance and trends, and they allow investors to more easily compare Eaton's financial performance period to period. Management uses this information in monitoring and evaluating the on-going performance of Eaton.

Acquisition and Divestiture Charges

Eaton incurs integration charges and transaction costs to acquire and integrate businesses, and transaction, separation and other costs to divest and exit businesses. Eaton also recognizes gains and losses on the sale of businesses. A summary of these Corporate items is as follows:

(In millions except for per share data)		2024		2023		2022
Acquisition integration, divestiture charges and transaction costs	$	36	$	54	$	194
Gain on the sale of the Hydraulics business		—		—		(24)
Total before income taxes		36		54		170
Income tax benefit		10		15		23
Total after income taxes	$	26	$	39	$	147
Per ordinary share - diluted	$	0.06	$	0.10	$	0.37

Acquisition integration, divestiture charges and transaction costs are primarily related to acquisitions completed prior to 2023, including other charges and income to acquire and exit businesses, and the reduction in fair value of contingent future consideration from the Green Motion SA acquisition. Costs in 2023 and 2022 also included certain indemnity claims associated with the sale of 50% interest in the commercial vehicle automated transmission business in 2017. Costs in 2022 also included charges of $29 million presented in Other income - net on the Consolidated Statements of Income related to the decision in the second quarter of 2022 to exit the Company's business operations in Russia. These charges consisted primarily of write-downs of accounts receivable, inventory and other assets, and accruals for severance. These charges were included in Cost of products sold, Selling and administrative expense, Research and development expense, or Other income - net. In Business Segment Information in Note 19, the charges were included in Other expense - net.

Restructuring Programs

In the second quarter of 2020, Eaton initiated a multi-year restructuring program to reduce its cost structure and gain efficiencies in its business segments and at corporate in order to initially respond to declining market conditions brought on by the COVID-19 pandemic. Since the inception of the program, the Company incurred expenses of $199 million for workforce reductions and $184 million for plant closing and other costs, resulting in total charges of $382 million through December 31, 2023. This restructuring program was substantially complete at the end of 2023 and mature year benefits from the program of approximately $265 million were realized in 2024.

During the first quarter of 2024, Eaton implemented a new multi-year restructuring program to accelerate opportunities to optimize its operations and global support structure. These actions will better align the Company's functions to support anticipated growth and drive greater effectiveness throughout the Company. Restructuring charges incurred under this program were $202 million in 2024. This restructuring program is expected to be completed in 2026 and is expected to incur additional expenses related to workforce reductions of $183 million and plant closing and other costs of $90 million, resulting in total estimated charges of $475 million for the entire program. The Company expects mature year benefits of $375 million when the multi-year program is fully implemented.

Additional information related to these restructuring programs is presented in Note 17.

Intangible Asset Amortization Expense

Intangible asset amortization expense is as follows:

(In millions except for per share data)	2024		2023		2022	
Intangible asset amortization expense	$	425	$	450	$	499
Income tax benefit		91		98		105
Total after income taxes	$	335	$	353	$	394
Per ordinary share - diluted	$	0.84	$	0.89	$	0.99

Consolidated Financial Results

(In millions except for per share data)	2024	Change from 2023	2023	Change from 2022	2022
Net sales	$ 24,878	7 %	$ 23,196	12 %	$ 20,752
Gross profit	9,503	13 %	8,434	22 %	6,887
Percent of net sales	38.2 %		36.4 %		33.2 %
Income before income taxes	4,566	19 %	3,827	31 %	2,911
Net income	3,798	18 %	3,223	31 %	2,465
Less net income for noncontrolling interests	(4)		(5)		(4)
Net income attributable to Eaton ordinary shareholders	3,794	18 %	3,218	31 %	2,462
Excluding acquisition and divestiture charges, after-tax	26		39		147
Excluding restructuring program charges, after-tax	160		46		29
Excluding intangible asset amortization expense, after-tax	335		353		394
Adjusted earnings	$ 4,314	18 %	$ 3,657	21 %	$ 3,032
Net income per share attributable to Eaton ordinary shareholders - diluted	$ 9.50	18 %	$ 8.02	31 %	$ 6.14
Excluding per share impact of acquisition and divestiture charges, after-tax	0.06		0.10		0.37
Excluding per share impact of restructuring program charges, after-tax	0.40		0.11		0.07
Excluding per share impact of intangible asset amortization expense, after-tax	0.84		0.89		0.99
Adjusted earnings per ordinary share	$ 10.80	18 %	$ 9.12	20 %	$ 7.57

Net Sales

Changes in Net sales:	2024	2023
Organic growth	8 %	12 %
Foreign currency	(1)%	— %
Total increase in Net sales	7 %	12 %

2024: Organic sales increased 8% in 2024 due to strength in commercial & institutional end-markets in the Electrical Americas business segment, strength in utility end-markets in the Electrical Global business segment, strength in data center end-markets in the Electrical Americas and Electrical Global business segments, strength in commercial OEM, commercial aftermarket, and military OEM in the Aerospace business segment, and strength in the European region in the eMobility business segment, partially offset by weakness in residential end-markets in the Electrical Americas and Electrical Global business segments and weakness in the North American and European regions in the Vehicle business segment.

Additionally, during 2024, certain facilities in the Electrical Americas business segment were impacted by Hurricane Helene, and the Aerospace business segment was impacted by industry related labor strikes. These events had a negative impact on Net sales in 2024 of $128 million.

2023: Organic sales increased 12% in 2023 due to strength in commercial & institutional, utility, industrial, and data center end-markets in the Electrical Americas and Electrical Global business segments, strength in sales to commercial OEM and aftermarket in the Aerospace business segment, strength in the North American, European, and Asia Pacific regions in the Vehicle business segment, and the ramp up of key programs in the eMobility business segment due to robust demand for electric vehicles.

Gross Profit

2024: Gross profit margin increased from 36.4% in 2023 to 38.2% in 2024. Material factors affecting this increase were a 290 basis point increase from higher sales and a 90 basis point increase from operating efficiencies, partially offset by a 100 basis point decline from higher commodity and wage inflation and a 70 basis point decline from higher costs to support growth initiatives.

2023: Gross profit margin increased from 33.2% in 2022 to 36.4% in 2023 primarily due to higher sales volumes and net price realization, partially offset by higher costs to support growth initiatives in the Electrical Americas and Aerospace business segments, unfavorable product mix in the Electrical Global, Aerospace, and eMobility business segments, and operating inefficiencies in the Electrical Global and Vehicle business segments.

Income Taxes

During 2024, income tax expense of $768 million was recognized (an effective tax rate of 16.8%) compared to income tax expense of $604 million in 2023 (an effective tax rate of 15.8%) and income tax expense of $445 million in 2022 (an effective tax rate of 15.3%). The increase in the effective tax rate from 15.8% in 2023 to 16.8% in 2024 was due to greater levels of income earned in higher tax jurisdictions, partially offset by a larger impact from the excess tax benefits recognized for employee share-based payments and the reduction of valuation allowances on foreign tax attributes. The increase in the effective tax rate from 15.3% in 2022 to 15.8% in 2023 was due to greater levels of income earned in higher tax jurisdictions, partially offset by the reduction of valuation allowances on foreign tax attributes.

Net Income

Changes in Net income attributable to Eaton ordinary shareholders and Net income per share attributable to Eaton ordinary shareholders - diluted are summarized as follows:

	2024		2023	
(In millions except for per share data)	Dollars	Per share	Dollars	Per share
Prior year	$ 3,218	$ 8.02	$ 2,462	$ 6.14
Business segment results of operations				
Operational performance	730	1.82	762	1.89
Foreign currency	(7)	(0.02)	(11)	(0.03)
Corporate				
Intangible asset amortization expense	18	0.05	41	0.10
Restructuring program charges	(114)	(0.29)	(17)	(0.04)
Acquisition and divestiture charges	13	0.04	108	0.27
Other corporate items	(21)	(0.05)	(102)	(0.25)
Tax rate impact	(45)	(0.11)	(25)	(0.06)
Impact of shares		0.04		—
Current year	$ 3,794	$ 9.50	$ 3,218	$ 8.02

Business Segment Results of Operations

The following is a discussion of Net sales, operating profit (loss) and operating margin by business segment. Additionally, the Company uses the following metrics as indicators of customer demand and future revenue expectations in the Electrical Americas, Electrical Global, and Aerospace business segments. The Company believes these metrics are useful to investors for the same reasons.

- Backlog: Includes orders to which customers are firmly committed

- Organic change in backlog: Percentage change in backlog, excluding the impact of foreign currency, acquisitions and divestitures

- Organic change in customer orders: Percentage change in firm customer orders on a trailing twelve month basis, excluding the impact of foreign currency, acquisitions and divestitures

- Book-to-bill: Average of the ratio of firm customer orders to Net sales for the last four quarters

Electrical Americas

(In millions)	2024	Change from 2023	2023	Change from 2022	2022
Net sales	$ 11,436	13 %	$ 10,098	19 %	$ 8,497
Operating profit	$ 3,455	29 %	$ 2,675	40 %	$ 1,913
Operating margin	30.2 %		26.5 %		22.5 %
Changes in Net sales:		2024		2023	
Organic growth		13 %		19 %	
Foreign currency		— %		— %	
Total increase in Net sales		13 %		19 %	
Performance metrics:		December 31, 2024	December 31, 2023		
Backlog		$ 10,141	$ 7,953	28 %	
Organic change in backlog				29 %	
Organic change in customer orders				16 %	
Book-to-bill		1.2			

The increase in organic sales in 2024 was due to strength in data center and commercial & institutional end-markets, partially offset by weakness in residential end-markets. The increase in organic sales in 2023 reflects strength in commercial & institutional, utility, industrial, machine OEM, and data center end-markets.

The operating margin increased from 26.5% in 2023 to 30.2% in 2024. Material factors affecting this increase were a 560 basis point increase from higher sales and a 150 basis point increase from operating efficiencies, partially offset by a 190 basis point decline from higher costs to support growth initiatives and a 130 basis point decline from higher commodity and wage inflation. The operating margin increased from 22.5% in 2022 to 26.5% in 2023 primarily due to higher sales volumes and net price realization, partially offset by higher costs to support growth initiatives, and higher gains from the sale of non-production facilities in 2022.

Electrical Global

(In millions)	2024	Change from 2023	2023	Change from 2022	2022
Net sales	$ 6,248	3 %	$ 6,084	4 %	$ 5,848
Operating profit	$ 1,149	(2)%	$ 1,176	4 %	$ 1,134
Operating margin	18.4 %		19.3 %		19.4 %

Changes in Net sales:	2024	2023
Organic growth	4 %	5 %
Divestiture	— %	(1)%
Foreign currency	(1)%	— %
Total increase in Net sales	3 %	4 %

Performance metrics:	December 31, 2024	December 31, 2023	
Backlog	$ 1,704	$ 1,522	12 %
Organic change in backlog			16 %
Organic change in customer orders			4 %
Book-to-bill	1.1		

The increase in organic sales in 2024 was due to strength in data center and utility end-markets, partially offset by weakness in residential end-markets. Additionally, the increase in organic sales in 2024 was due to strength in the Asia Pacific and European regions. The increase in organic sales in 2023 was primarily due to strength in commercial & institutional, industrial, utility, and data center end-markets.

The operating margin decreased from 19.3% in 2023 to 18.4% in 2024. Material factors affecting this decrease were a 150 basis point decline from higher wage inflation, a 70 basis point decline from the sale of a non-production facility in the third quarter of 2023, a 60 basis point decline from higher support costs, and a 50 basis point decline from unfavorable product mix, partially offset by a 140 basis point increase from operating efficiencies and a 90 basis point increase from higher sales. The operating margin decreased from 19.4% in 2022 to 19.3% in 2023 primarily due to operating inefficiencies from ongoing supply chain constraints and unfavorable product mix, partially offset by higher sales volumes and net price realization, and a net gain on the sale of a non-production facility in 2023.

Aerospace

(In millions)	2024	Change from 2023	2023	Change from 2022	2022
Net sales	$ 3,744	10 %	$ 3,413	12 %	$ 3,039
Operating profit	$ 859	10 %	$ 780	11 %	$ 705
Operating margin	23.0 %		22.9 %		23.2 %
Changes in Net sales:		2024		2023	
Organic growth		10 %		11 %	
Foreign currency		— %		1 %	
Total increase in Net sales		10 %		12 %	
Performance metrics:		December 31, 2024	December 31, 2023		
Backlog		$ 3,721	$ 3,228	15 %	
Organic change in backlog				16 %	
Organic change in customer orders				10 %	
Book-to-bill		1.1			

The increase in organic sales in 2024 was due to strength in commercial OEM, commercial aftermarket, and military OEM. The increase in organic sales in 2023 was primarily due to broad-based strength across all markets with particular strength in commercial OEM and aftermarket.

The operating margin increased from 22.9% in 2023 to 23.0% in 2024. Material factors affecting the operating margin were a 470 basis point increase from higher sales and a 70 basis point increase from the sale of a production facility in the first quarter of 2024, partially offset by a 280 basis point decline from higher commodity and wage inflation, a 180 basis point decline from higher costs to support growth initiatives, and a 70 basis point decline from unfavorable product mix. The operating margin decreased from 23.2% in 2022 to 22.9% in 2023 primarily due to commodity and wage inflation, unfavorable product mix, and higher costs to support growth initiatives, partially offset by higher sales volumes including inflationary pricing recovery.

Vehicle

(In millions)	2024	Change from 2023	2023	Change from 2022	2022
Net sales	$ 2,790	(6)%	$ 2,965	5 %	$ 2,830
Operating profit	$ 502	4 %	$ 482	6 %	$ 453
Operating margin	18.0 %		16.3 %		16.0 %
Changes in Net sales:		2024		2023	
Organic growth		(5)%		4 %	
Foreign currency		(1)%		1 %	
Total increase (decrease) in Net sales		(6)%		5 %	

The decrease in organic sales in 2024 was due to weakness in the North American and European regions, partially offset by strength in the South American region. The increase in organic sales in 2023 was primarily due to strength in the North American, European, and Asia Pacific regions, partially offset by weakness in the South American truck, bus and agriculture markets.

The operating margin increased from 16.3% in 2023 to 18.0% in 2024. Material factors affecting this increase were a 190 basis point increase from operating efficiencies and a 60 basis point increase from the sale of a non-production facility in the second quarter of 2024, partially offset by a 70 basis point decrease from lower income from investments in associate companies. The operating margin increased from 16.0% in 2022 to 16.3% in 2023 primarily due to higher sales volumes including net price realization, partially offset by operating inefficiencies.

eMobility

(In millions)		2024	Change from 2023		2023	Change from 2022		2022
Net sales	$	662	4 %	$	636	18 %	$	538
Operating loss	$	(7)	67 %	$	(21)	(133)%	$	(9)
Operating margin		(1.0)%			(3.2)%			(1.6)%
Changes in Net sales:			2024			2023		
Organic growth			4 %			18 %		
Foreign currency			— %			— %		
Total increase in Net sales			4 %			18 %		

Despite OEM delays in electric vehicle rollouts due to weaker than expected customer demand, organic sales increased in 2024 due to strength in the European region, partially offset by weakness in the North American region. The increase in organic sales in 2023 reflects the ramp up of key programs due to robust demand for electric vehicles in the North American and European markets.

The operating margin increased from negative 3.2% in 2023 to negative 1.0% in 2024. Material factors affecting this increase were a 510 basis point increase from operating efficiencies, a 350 basis point increase from higher sales, and a 220 basis point increase from the sale of a non-production facility in the second quarter of 2024, partially offset by a 320 basis point decline from higher costs to support growth initiatives, a 300 basis point decline from unfavorable product mix, and a 220 basis point decline from higher commodity and wage inflation. The operating margin decreased from negative 1.6% in 2022 to negative 3.2% in 2023 primarily due to commodity and wage inflation, manufacturing start-up costs associated with new electric vehicle programs, and unfavorable product mix, partially offset by higher sales volumes including inflationary pricing recovery.

Corporate Expense

(In millions)		2024	Change from 2023		2023	Change from 2022		2022
Intangible asset amortization expense	$	425	(6)%	$	450	(10)%	$	499
Interest expense - net		130	(14)%		151	5 %		144
Pension and other postretirement benefits income		(40)	(13)%		(46)	7 %		(43)
Restructuring program charges		202	254 %		57	73 %		33
Other expense - net		675	3 %		654	— %		653
Total corporate expense	$	1,392	10 %	$	1,266	(2)%	$	1,286

The material factor affecting the increase in Total corporate expense in 2024 was higher Restructuring program charges. The decrease in corporate expense in 2023 was primarily due to lower Intangible asset amortization expense, partially offset by higher Restructuring program charges.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

Liquidity and Financial Condition

Eaton's objective is to finance its business through operating cash flow and an appropriate mix of equity and long-term and short-term debt. By diversifying its debt maturity structure, Eaton reduces liquidity risk.

On May 21, 2024, a subsidiary of Eaton issued Euro denominated notes (2024 Euro Notes) with a face value of €1,000 million ($1,084 million), in accordance with Regulation S promulgated under the Securities Act of 1933, as amended. The 2024 Euro Notes are comprised of 2 tranches of €500 million each, which mature in 2031 and 2036, with interest payable annually at a respective rate of 3.601% and 3.802%. The issuer received proceeds totaling €995 million ($1,079 million) from the issuance, net of financing costs. The 2024 Euro Notes are fully and unconditionally guaranteed on an unsubordinated, unsecured basis by Eaton and certain of its direct and indirect subsidiaries. The 2024 Euro Notes contain customary optional redemption and par call provisions. The 2024 Euro Notes also contain a change of control provision which requires the Company to make an offer to purchase all or any part of the 2024 Euro Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest. The capitalized deferred financing fees are amortized in Interest expense - net over the respective terms of the 2024 Euro Notes. The 2024 Euro Notes are subject to customary non-financial covenants.

On September 30, 2024, the Company replaced its existing $500 million 364-day revolving credit facility with a new $500 million 364-day revolving credit facility that will expire on September 29, 2025. The Company also has a $2,500 million five-year revolving credit facility that will expire on October 1, 2027. The revolving credit facilities totaling $3,000 million are used to support commercial paper borrowings and are fully and unconditionally guaranteed by Eaton and certain of its direct and indirect subsidiaries on an unsubordinated, unsecured basis. There were no borrowings outstanding under Eaton's revolving credit facilities at December 31, 2024. The Company maintains access to the commercial paper markets through its $3,000 million commercial paper program, of which none was outstanding on December 31, 2024. In addition to the revolving credit facilities, the Company also had available lines of credit of $938 million from various banks primarily for the issuance of letters of credit, of which there was $420 million outstanding at December 31, 2024.

Over the course of a year, cash, short-term investments, and short-term debt may fluctuate in order to manage global liquidity. As of December 31, 2024 and 2023, Eaton had cash of $555 million and $488 million, short-term investments of $1,525 million and $2,121 million, respectively, with no short-term debt as of December 31, 2024 and $8 million as of December 31, 2023. Eaton has investment grade credit ratings from the two major rating agencies as reflected in the following ratings assigned to its debt:

Credit Rating Agency (long- /short-term rating)	Rating	Outlook
Standard & Poor's	A-/A-2	Stable outlook
Moody's	A3/P-2	Stable outlook

Eaton believes it has the operating flexibility, cash flow, cash and short-term investment balances, availability under existing revolving credit facilities, and access to capital markets in excess of the liquidity necessary to meet future operating needs of the business, fund capital expenditures and acquisitions of businesses, as well as scheduled payments of long-term debt.

For additional information on financing transactions and debt, see Note 9.

Eaton's credit facilities and indentures governing certain long-term debt contain various covenants, the violation of which would limit or preclude the use of the credit facilities for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At Eaton's present credit rating level, the most restrictive financial covenant provides that the ratio of secured debt (or lease payments due under a sale and leaseback transaction) to adjusted consolidated net worth (or consolidated net tangible assets, in each case as defined in the relevant credit agreement or indenture) may not exceed 10%. Eaton's actual ratios are substantially below the required threshold. In addition, Eaton was in compliance with each of its debt covenants for all periods presented.

Cash Flows

A summary of cash flows is as follows:

(In millions)	2024	Change from 2023	2023	Change from 2022	2022
Net cash provided by operating activities	$ 4,327	$ 703	$ 3,624	$ 1,091	$ 2,533
Net cash used in investing activities	(271)	2,304	(2,575)	(1,375)	(1,200)
Net cash used in financing activities	(3,936)	(3,065)	(871)	469	(1,340)
Effect of currency on cash	(52)	(68)	16	12	4
Total increase (decrease) in cash	$ 67		$ 194		$ (3)

Operating Cash Flow

Net cash provided by operating activities increased by $703 million in 2024 compared to 2023. The material factor affecting this increase was higher net income of $575 million.

Net cash provided by operating activities increased by $1,091 million in 2023 compared to 2022 primarily due to lower investment in working capital and higher net income in 2023.

Investing Cash Flow

Net cash used in investing activities decreased by $2,304 million in 2024 compared to 2023. Material factors affecting this decrease were sales of short-term investments of $575 million in 2024 compared to purchases of short-term investments of $1,861 million in 2023, partially offset by payments for settlement of currency exchange contracts not designated as hedges of $3 million in 2024 compared to proceeds from settlement of currency exchange contracts not designated as hedges of $92 million in 2023.

Net cash used in investing activities increased by $1,375 million in 2023 compared to 2022. The increase in the use of cash was primarily driven by an increase in net purchases of short-term investments to $1,861 million in 2023 from $19 million in 2022, and an increase in capital expenditures for property, plant and equipment to $757 million in 2023 from $598 million in 2022, partially offset by no cash paid for business acquisitions in 2023 compared to cash paid of $610 million in 2022.

Financing Cash Flow

Net cash used in financing activities increased by $3,065 million in 2024 compared to 2023. Material factors affecting this increase were an increase in repurchase of shares to $2,492 million in 2024 compared to no repurchase of shares in 2023, and an increase in payments on borrowings to $1,015 million in 2024 from $19 million in 2023, partially offset by a decrease in net payments of short-term debt to $8 million in 2024 from $311 million in 2023, and an increase in proceeds from borrowings to $1,084 million in 2024 from $818 million in 2023.

Net cash used in financing activities decreased by $469 million in 2023 compared to 2022. The decrease in the use of cash was primarily due to lower payments on borrowings of $19 million in 2023 compared to $2,012 million in 2022, and no repurchase of shares in 2023 compared to repurchase of shares of $286 million in 2022, partially offset by net payments of short-term debt of $311 million in 2023 compared to net proceeds of short-term debt of $317 million in 2022 and lower proceeds from borrowings of $818 million in 2023 compared to $1,995 million in 2022.

Uses of Cash

Purchases of Goods and Services

The Company purchases goods and services in the normal course of business based on expected usage. For certain purchases, the Company enters into purchase obligations with various vendors, which include short-term and long-term commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders, and commitments under ongoing service arrangements. As of December 31, 2024, the Company has purchase obligations to support the operation of its business similar to those included in historical cash flow trends.

Capital Expenditures

Capital expenditures were $808 million, $757 million, and $598 million in 2024, 2023, and 2022, respectively. The Company plans to increase capital expenditures over the next several years to expand production capacity across various markets to support anticipated growth. As a result, Eaton expects approximately $900 million in capital expenditures in 2025.

Dividends

Cash dividend payments were $1,500 million, $1,379 million and $1,299 million in 2024, 2023, and 2022, respectively. On February 27, 2025, Eaton's Board of Directors declared a quarterly dividend of $1.04 per ordinary share, an 11% increase over the dividend paid in the fourth quarter of 2024. The dividend is payable on March 28, 2025 to shareholders of record on March 10, 2025. Payment of quarterly dividends in the future depends upon the Company's ability to generate net income and operating cash flows, among other factors, and is subject to declaration by the Eaton Board of Directors. The Company intends to continue to pay quarterly dividends in 2025.

Share Repurchases

On February 23, 2022, the Board of Directors adopted a share repurchase program for repurchases of ordinary shares up to $5.0 billion to be made during the three-year period commencing on that date (2022 Program). Under the 2022 Program, the ordinary shares are expected to be repurchased over time, depending on market conditions, the market price of ordinary shares, capital levels, and other considerations. During 2024 and 2022, 7.8 million and 2.0 million ordinary shares were repurchased under the 2022 Program in the open market at a total cost of $2.5 billion and $286 million, respectively. During 2023, no ordinary shares were repurchased. During 2022, 2.0 million ordinary shares were repurchased under the 2022 Program in the open market at a total cost of $286 million. The Company will continue to pursue share repurchases in 2025 depending on market conditions and capital levels. On February 27, 2025, the Board of Directors renewed the 2022 Program by providing authority for up to $9.0 billion in repurchases to be made during the three-year period commencing on that date (2025 Program).

Acquisition of Businesses and Investments in Associate Companies

The Company paid cash of $50 million and $610 million to acquire businesses in 2024 and 2022, respectively. There were no business acquisitions in 2023. The Company paid cash of $70 million, $68 million, and $42 million for investments in associate companies in 2024, 2023, and 2022, respectively. The Company will continue to focus on deploying its capital toward businesses that provide opportunities for higher growth and strong returns, and align with secular trends and its power management strategies.

Debt

The Company manages a number of short-term and long-term debt instruments, including commercial paper. At December 31, 2024, the Company had no Short-term debt, Current portion of long-term debt of $674 million, and Long-term debt of $8,478 million. The Company believes it has the operating flexibility, cash flow, and access to capital markets to meet scheduled payments of long-term debt. For additional information on financing transactions and debt see Note 9.

Leases

See Note 8 for maturities of lease liabilities.

Unrecognized Income Tax Benefits

At December 31, 2024, the gross unrecognized income tax benefits totaled $1,361 million and interest and penalties were $225 million. Eaton cannot predict with reasonable certainty the timing of cash settlements with the respective taxing authorities. For additional information about income taxes see Note 12.

Defined Benefits Plans

Pension Plans

During 2024, the fair value of plan assets in the Company's employee pension plans decreased $244 million to $3,993 million at December 31, 2024. The decrease in plan assets was primarily due to benefit payments and negative currency translation exceeding contributions and asset performance. At December 31, 2024, the net unfunded position of $570 million in pension liabilities consisted of $574 million in plans that have no funding requirements and $227 million in plans that require funding, offset by $231 million in plans that are overfunded.

Funding requirements are a major consideration in making contributions to Eaton's pension plans. With respect to the Company's pension plans worldwide, the Company intends to contribute annually not less than the minimum required by applicable law and regulations. In 2024, $110 million was contributed to the pension plans. The Company anticipates making $101 million of contributions to certain pension plans during 2025. The funded status of the Company's pension plans at the end of 2025, and future contributions, will depend primarily on the actual return on assets during the year and the discount rate used to calculate certain benefits at the end of the year. For additional information about pension plans see Note 10

Supply Chain Finance Program

A third-party financial institution offers a voluntary supply chain finance (SCF) program that enables certain of the Company's suppliers, at the supplier's sole discretion, to sell receivables due from the Company to the financial institution on terms directly negotiated with the financial institution. The SCF program does not have a significant impact on the Company's liquidity as payments by the Company to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. For additional information on the SCF program, see Note 7.

Guaranteed Debt

Issuers, Guarantors and Guarantor Structure

Eaton Corporation has issued senior notes pursuant to indentures dated April 1, 1994 (the 1994 Indenture), November 20, 2012 (the 2012 Indenture), September 15, 2017 (the 2017 Indenture) and August 23, 2022 (as supplemented by the First and Second Supplemental Indentures of the same date and the Third Supplemental Indenture dated May 18, 2023, the 2022 Indenture). The senior notes of Eaton Corporation are registered under the Securities Act of 1933, as amended (the Registered Senior Notes). Eaton Capital Unlimited Company, a subsidiary of Eaton, is the issuer of five outstanding series of debt securities sold in offshore transactions under Regulation S promulgated under the Securities Act (the Eurobonds). The Eurobonds and the Registered Senior Notes (together, the Senior Notes) comprise substantially all of Eaton's long-term indebtedness.

Substantially all of the Senior Notes (with limited exceptions), together with the credit facilities described above under Liquidity and Financial Condition (the Credit Facilities), are guaranteed by Eaton and 17 of its subsidiaries. Accordingly, they rank equally with each other. However, because these obligations are not secured, they would be effectively subordinated to any existing or future secured indebtedness of Eaton and its subsidiaries. As of December 31, 2024, Eaton has no material, long-term secured debt. The guaranteed Registered Senior Notes are also structurally subordinated to the liabilities of Eaton's subsidiaries that are not guarantors. Except as described below under Future Guarantors, Eaton is not obligated to cause its subsidiaries to guarantee the Registered Senior Notes.

The table set forth in Exhibit 22 filed with the Form 10-K filed on February 23, 2023 (10-K Exhibit 22) details the primary obligors and guarantors with respect to the guaranteed Registered Senior Notes.

Terms of Guarantees of Registered Securities

Payment of principal and interest on the Registered Senior Notes is guaranteed, on an unsecured, unsubordinated basis by the subsidiaries of Eaton set forth in the table referenced in the 10-K Exhibit 22. Each guarantee is full and unconditional, and joint and several. Each guarantor's guarantee is an unsecured obligation that ranks equally with all its other unsecured and unsubordinated indebtedness. The obligations of each guarantor under its guarantee of the Registered Senior Notes are subject to a customary savings clause or similar provision designed to prevent such guarantee from constituting a fraudulent conveyance or otherwise legally impermissible or voidable obligation.

Though the terms of the indentures vary slightly, generally, each guarantee of the Registered Senior Notes by a guarantor that is a subsidiary of Eaton Corporation provides that it will be automatically and unconditionally released and discharged under certain circumstances, including, but not limited to:

(a) the consummation of certain types of transactions permitted under the applicable indenture, including one that results in such guarantor ceasing to be a subsidiary; and
(b) for Registered Senior Notes issued under the 2022 Indenture, when such guarantor is a guarantor or issuer of indebtedness in an aggregate outstanding principal amount of less than 25% of our total outstanding indebtedness.

Further, each guarantee by a direct or indirect parent of Eaton Corporation (other than Eaton) provides that it will also be released if:

(c) such guarantee (so long as the guarantor is not obligated under any other U.S. debt obligations), becomes prohibited by any applicable law, rule or regulation or by any contractual obligation; or
(d) such guarantee results in material adverse tax consequences to Eaton or any of its subsidiaries (so long as the applicable guarantor is not obligated under any other U.S. debt obligation).

The guarantee of Eaton does not contain any release provisions.

Future Guarantors

The 2012 and 2017 Indentures generally provide that, with certain limited exceptions, any subsidiary of Eaton must become a guarantor if it becomes obligated as borrower or guarantor under any series of debt securities or a syndicated credit facility. Further, the 2012 and 2017 Indentures provide that any entity that becomes a direct or indirect parent entity of Eaton Corporation and holds any material assets, with certain limited exceptions, or owes any material liabilities must become a guarantor. The 2022 Indenture provides only that, with certain limited exceptions, any subsidiary of Eaton must become a guarantor if it becomes obligated as borrower or guarantor under indebtedness with an aggregate outstanding principal amount in excess of 25% of the Parent and its Subsidiaries' then-outstanding indebtedness.

The 1994 Indenture does not contain provisions with respect to future guarantors.

Summarized Financial Information of Guarantors and Issuers

(In millions)	December 31, 2024
Current assets	$ 5,027
Noncurrent assets	13,225
Current liabilities	3,738
Noncurrent liabilities	10,564
Amounts due to subsidiaries that are non-issuers and non-guarantors - net	10,334

(In millions)	2024
Net sales	$ 14,612
Sales to subsidiaries that are non-issuers and non-guarantors	1,118
Cost of products sold	10,408
Expense from subsidiaries that are non-issuers and non-guarantors - net	834
Net income	1,237

The financial information presented is that of Eaton Corporation and the Guarantors, which includes Eaton Corporation plc, on a combined basis and the financial information of non-issuer and non-guarantor subsidiaries has been excluded. Intercompany balances and transactions between Eaton Corporation and Guarantors have been eliminated, and amounts due from, amounts due to, and transactions with non-issuer and non-guarantor subsidiaries have been presented separately.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make certain estimates and assumptions that may involve the exercise of significant judgment. For any estimate or assumption used, there may be other reasonable estimates or assumptions that could have been used. However, based on facts and circumstances inherent in developing estimates and assumptions, management believes it is unlikely that applying other such estimates and assumptions would have caused materially different amounts to have been reported. Actual results may differ from these estimates.

Revenue Recognition

Sales are recognized when control of promised goods or services are transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. The majority of the Company's sales agreements contain performance obligations satisfied at a point in time when control is transferred to the customer. Sales recognized over time are generally accounted for using an input measure to determine progress completed at the end of the period. Sales for service contracts generally are recognized as the services are provided. For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements, we generally allocate sales price to each distinct obligation based on the price of each item sold in separate transactions.

Due to the nature of the work required to be performed for obligations recognized over time, Eaton estimates total costs by contract. The estimate of total costs are subject to judgment. Estimated amounts are included in the recognized sales price to the extent it is not probable that a significant reversal of cumulative sales will occur. Additionally, contracts can be modified to account for changes in contract specifications, requirements or sale price. The effect of a contract modification on the sales price or adjustments to the measure of completion under the input method are recognized as adjustments to revenue on a cumulative catch-up basis.

Eaton records reductions to sales for returns, and customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. The rebate programs offered vary across businesses due to the numerous markets Eaton serves, but the most common incentives relate to amounts paid or credited to customers for achieving defined volume levels. Returns are estimated at the time of the sale primarily based on historical experience and recorded gross on the Consolidated Balance Sheet. See Note 3 for additional information.

Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill

Goodwill is evaluated annually for impairment as of July 1 using either a quantitative or qualitative analysis. Goodwill is tested for impairment at the reporting unit level, and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company's reporting units are equivalent to the reportable operating segments, except for the Aerospace segment which has two reporting units. Goodwill is assigned to each reporting unit, as this represents the lowest level that constitutes a business and is the level at which management regularly reviews the operating results. The Company performs a quantitative analysis using a discounted cash flow model and other valuation techniques, but may elect to perform a qualitative analysis.

Additionally, goodwill is evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Events or circumstances that may result in an impairment review include changes in macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events, specific events affecting the reporting unit or sustained decrease in share price.

The annual goodwill impairment test was performed using a quantitative analysis in 2024, except for the Vehicle and eMobility reporting units which used a qualitative analysis in 2024. The annual goodwill impairment test was performed using a qualitative analysis in 2023, except for the Vehicle reporting unit which used a quantitative analysis in 2023. A qualitative analysis is performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data, and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative analysis performed for each reporting unit. The results of the qualitative analyses did not indicate a need to perform quantitative analysis.

Quantitative analyses were performed by estimating the fair value of the reporting unit using a discounted cash flow model. The model includes estimates of future cash flows, future growth rates, terminal value amounts, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The future cash flows were based on the Company's long-term operating plan and a terminal value was used to estimate the reporting unit's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. These analyses require the exercise of judgments, including judgments about appropriate discount rates, perpetual growth rates, revenue growth, and margin assumptions. Sensitivity analyses were performed around certain of these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Based on these analyses performed in 2024 and 2023, the fair value of Eaton's reporting units continue to substantially exceed their respective carrying amounts and thus, no impairment exists.

Indefinite Life Intangible Assets

Indefinite life intangible assets consist of certain trademarks. They are evaluated annually for impairment as of July 1 using either a quantitative or qualitative analysis to determine whether their fair values exceed their respective carrying amounts. Indefinite life intangible asset impairment testing for 2024 and 2023 was performed using a quantitative analysis. Determining the fair value of these assets requires significant judgment and the Company uses a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. Sensitivity analyses were performed around certain of these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Additionally, indefinite life intangible assets are evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the asset is impaired. Events or circumstances that may result in an impairment review include changes in industry and market considerations, cost factors, financial performance, and other relevant entity-specific events that could affect inputs used to determine the respective fair values of the indefinite-lived intangible assets.

For 2024 and 2023, the fair value of indefinite lived intangible assets exceeded the respective carrying value.

For additional information about goodwill and other intangible assets see Note 6.

Acquisitions of Businesses

The acquisition of a business is accounted for using the acquisition method of accounting which requires assets and liabilities to be recognized at their fair values on the acquisition date. The initial fair value of assets acquired and liabilities assumed may be revised based on the final determination of fair value during the measurement period of up to 12 months from the acquisition date. The Company generally determines the fair value of intangible assets acquired using third-party valuations that are prepared using discounted cash flow models that rely on the Company's estimates. These estimates require judgement of future revenue growth rates, future margins, and the applicable weighted-average cost of capital used to discount those estimated cash flows. Sensitivity analyses are performed around certain of these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. For additional information about the acquisitions of businesses see Note 2.

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine the income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each jurisdiction in which it operates. If the Company experiences cumulative pre-tax income in a particular jurisdiction in a three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments, or changes in tax laws, would lead management to conclude otherwise. However, if the Company experiences cumulative pre-tax losses in a particular jurisdiction in a three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, carryback capability under the tax law in a particular country, prudent and feasible tax planning strategies, changes in tax laws, and estimates of future earnings and taxable income using the same assumptions as those used for the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance. For additional information about income taxes see Note 12.

Unrecognized Income Tax Benefits

Eaton recognizes an income tax benefit from an uncertain tax position only if it is more likely than not that the benefit would be sustained upon examination by taxing authorities, based on the technical merits of the position. The Company evaluates and adjusts the amount of unrecognized income tax benefits based on changes in law, facts and circumstances. Eaton also estimates, where reasonably possible, the increase or decrease in the amount of unrecognized income tax benefits in the next 12 months.

The evaluation and determination of the amount of unrecognized income tax benefits related to uncertain tax positions is complex and involves both the exercise of judgement and the utilization of certain estimates and assumptions. Each tax position carries unique facts and circumstances that must be evaluated in light of current tax laws, regulations, and judicial decisions. Additionally, the ultimate resolution of the majority of Eaton's unrecognized income tax benefits is dependent upon uncontrollable factors such as the timing of finalizing resolutions of audit disputes through reaching settlement agreements or concluding litigation, or changes in law.

Pension and Other Postretirement Benefits Plans

The measurement of liabilities related to pension plans and other postretirement benefits plans is based on assumptions related to future events including interest rates, return on plan assets, rate of compensation increases, and health care cost trend rates. Actual plan asset performance will either reduce or increase losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by discounting the expected future benefit payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date and solving for the single rate that would generate the same benefit obligation. Only corporate bonds with a rating of Aa, determined by averaging the ratings by Moody's, Standard & Poor's, and Fitch, were included. Callable bonds that are not make-whole bonds and certain other non-comparable bonds were eliminated. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans were determined by region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan when selecting the bonds to be used in determining the discount rate.

To estimate the service and interest cost components of net periodic benefit cost for the vast majority of its defined benefits pension and other postretirement benefits plans, the Company used a spot rate approach by applying the specific spot rates along the yield curve used to measure the benefit obligation at the beginning of the period to the relevant projected cash flows.

Key assumptions used to calculate pension and other postretirement benefits expense are adjusted at each year-end. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $49 million effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $15 million effect on pension expense. A 1-percentage point change in the assumed rate of return on other postretirement benefits assets is estimated to have less than $1 million effect on other postretirement benefits expense. A 1-percentage point change in the discount rate is estimated to have a $3 million effect on expense for other postretirement benefits plans.

Additional information related to changes in key assumptions used to recognize expense for other postretirement benefits plans is found in Note 10.

MARKET RISK DISCLOSURE

On a regular basis, Eaton monitors third-party depository institutions that hold its cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. The Company diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact.

Eaton uses derivative instruments to manage exposure to volatility in raw material costs, currency, and interest rates on certain debt instruments. Derivative financial instruments used by the Company are straightforward and non-leveraged. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. See Note 16 for additional information about hedges and derivative financial instruments.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is based on the strength of its credit rating and overall market conditions. During 2024, the Company has not experienced any material limitations in its ability to access these sources of liquidity. At December 31, 2024, Eaton had $3,000 million of long-term revolving credit facilities with banks in support of its commercial paper program. There were no borrowings outstanding under these revolving credit facilities.

Interest rate risk can be measured by calculating the short-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, floating rate long-term debt, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. Based upon the balances of investments and floating rate debt at year end 2024, a 100 basis point increase in short-term interest rates would have decreased the Company's net, pre-tax interest expense by $21 million.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on Eaton's best estimate for a hypothetical, 100 basis point increase in interest rates at December 31, 2024, the market value of the Company's debt, in aggregate, would decrease by $582 million.

The Company is exposed to fluctuations in commodity prices due to volatility in raw material costs and contractual agreements with suppliers. To partially mitigate this exposure, Eaton enters into commodity contracts for certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity contracts are designated for hedge accounting and are generally less than one year in duration. Based on Eaton's best estimate for a hypothetical 10% fluctuation in commodity prices the gain or loss would be less than $1 million. The sensitivity analysis of the effects of changes in commodity prices assumes the notional value to remain constant for the next 12 months. Any change in the value of the contracts would be offset by an inverse change in the value of the underlying hedged transactions.

The Company is exposed to currency risk associated with translating its functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, the Company is exposed to movements in the exchange rates of various currencies against the U.S. dollar. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and regularly enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Form 10-K Report contains forward-looking statements concerning litigation, expected capital deployment, expected capital expenditures, future dividend payments, anticipated share repurchases, certain pension assumptions, and expected restructuring program charges and benefits. These statements may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside Eaton's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: global pandemics; unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from us; the availability of credit to customers and suppliers; supply chain disruptions, competitive pressures on sales and pricing; unanticipated changes in the cost of material, labor and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of disruptive or competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; strikes or other labor unrest at Eaton or at our customers or suppliers; the impact of acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws, tariffs and governmental regulations; interest rate changes; tax rate changes or exposure to additional income tax liability; stock market and currency fluctuations; war, geopolitical tensions, natural disasters, civil or political unrest or terrorism; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

I, Craig Arnold, certify that:

1. I have reviewed this annual report on Form 10-K of Eaton Corporation plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Craig Arnold

Craig Arnold
Principal Executive Officer

I, Olivier Leonetti, certify that:

1. I have reviewed this annual report on Form 10-K of Eaton Corporation plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Olivier Leonetti
Olivier Leonetti
Principal Financial Officer

Eaton Corporation plc
2024 Annual Report on Form 10-K
Exhibit 32.1
Certification

This written statement is submitted in accordance with Section 906 of the Sarbanes-Oxley Act of 2002. It accompanies Eaton Corporation plc's Annual Report on Form 10-K for the year ended December 31, 2024 ("10-K Report").

I hereby certify that, based on my knowledge, the Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m), and information contained in the 10-K Report fairly presents, in all material respects, the financial condition and results of operations of Eaton Corporation plc and its consolidated subsidiaries.

Date: February 27, 2025   /s/ Craig Arnold
                                                              Craig Arnold
                                                              Principal Executive Officer

This written statement is submitted in accordance with Section 906 of the Sarbanes-Oxley Act of 2002. It accompanies Eaton Corporation plc's Annual Report on Form 10-K for the year ended December 31, 2024 ("10-K Report").

I hereby certify that, based on my knowledge, the Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m), and information contained in the 10-K Report fairly presents, in all material respects, the financial condition and results of operations of Eaton Corporation plc and its consolidated subsidiaries.

Date: February 27, 2025   /s/ Olivier Leonetti

                                                                              Olivier Leonetti
                                                                               Principal Financial Officer

































Eaton directors As of March 1, 2025

Craig Arnold [6*]
Chairman and Chief Executive Officer, Eaton

Lori J. Ryerkerk [2*, 3, 5, 6]
Retired Chairman, Chief Executive Officer and President, Celanese Corporation, Irving, Texas, a global chemical and specialty materials company

Silvio Napoli [2, 3, 5*, 6]
Chairman and Chief Executive Officer, Schindler Holding Ltd., Hergiswil, Switzerland, a global provider of elevators, escalators and related services

Andre Schulten [1, 3, 5]
Chief Financial Officer, The Procter & Gamble Company, Cincinnati, Ohio, a world-leading multinational consumer goods company

Gregory R. Page [2, 4, 6]
Lead Independent Director
Retired Chairman and Chief Executive Officer, Cargill Incorporated, Minneapolis, Minnesota, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Gerald B. Smith [1*, 4, 6]
Retired Chairman, Smith Graham & Company, Houston, Texas, an investment advisory firm

Sandra Pianalto [1, 3*, 5, 6]
Retired President and Chief Executive Officer, Federal Reserve Bank of Cleveland, Cleveland, Ohio

Karenann Terrell [2, 3, 5]
Retired Chief Digital and Technology Officer, GSK plc, a British multinational pharmaceutical and biotechnology company

Robert Pragada [2, 3, 5]
Chair and Chief Executive Officer, Jacobs Solutions, Inc., Dallas, Texas, a professional and technical solutions company that provides consulting, technical, scientific and project delivery services for the government and private sector

Dorothy C. Thompson [1, 4*, 6]
Retired Chief Executive, Drax Group plc, London, England, an international renewable energy company

Paulo Ruiz
President and Chief Operating Officer, Eaton

Darryl Wilson [1, 4]
Founder, Chairman and President, The Wilson Collective, Houston, Texas, a business advisory and investment firm with clients in the power generation, industrial, material supply and consumer segments

1 Audit Committee
2 Compensation and Organization Committee
3 Finance Committee
4 Governance Committee
5 Innovation & Technology Committee
6 Executive Committee

* Denotes Committee Chair



Eaton global leadership team As of March 1, 2025



Craig Arnold
Chairman and Chief
Executive Officer



Matt Hockman
President, Global Energy
Infrastructure Solutions,
Electrical Sector



Paulo Ruiz
President and Chief
Operating Officer



Howard Liu
President, Asia-Pacific Region,
Electrical Sector



Olivier Leonetti
Executive Vice President and
Chief Financial Officer



John Sapp
President, Aerospace Group



Heath B. Monesmith
President and Chief Operating
Officer, Electrical Sector



Mike Yelton
President, Americas Region,
Electrical Sector



Pete Denk
President and Chief Operating
Officer, Industrial Sector



Rogerio Branco
Executive Vice President
and Chief Supply Chain Officer



Tim Darkes
President, Europe, Middle East
and Africa Region, Corporate
and Electrical Sector



Mary Kim Elkins
Senior Vice President,
Taxes and Finance Technology



Antonio Galvao
President, Mobility Group



Waldek Gardzielewski
Vice President, Total Quality and
Continuous Improvement



Eaton global leadership team As of March 1, 2025



Tiffany Hanisch
Senior Vice President,
Internal Audit



Katrina Redmond
Executive Vice President and
Chief Information Officer



Yan Jin
Senior Vice President,
Investor Relations



Joe Rodgers
Senior Vice President,
Global Ethics and Compliance



Harold V. Jones
Chief Sustainability Officer
and Executive Vice President,
Eaton Business System



Taras G. Szmagala, Jr.
Executive Vice President
and Chief Legal Officer



Raja Ramana Macha
Executive Vice President and
Chief Technology Officer



Adam A. Wadecki
Senior Vice President
and Controller



Ernest W. Marshall Jr.
Executive Vice President and
Chief Human Resources Officer



A.D. Naik
Senior Vice President,
FP&A and Finance Transformation



We've also strengthened
our culture by building
a team who measure
themselves against the
highest performance
standards – a team that will
never be satisfied with the
status quo.

– Craig Arnold, Chairman and
Chief Executive Officer



Kirsten M. Park
Senior Vice President, Treasury



Electrical



We help customers manage power in a way that's reliable, efficient, safe and sustainable. From the grid to homes, buildings, data centers and industrials – we play a vital role in modernizing infrastructure and accelerating the electrification of society. As the world's demand for electricity grows, so does the need for Eaton's innovative technology and solutions.

Aerospace



Our industry-leading portfolio of aerospace technologies elevates aircraft efficiency, safety and performance for customers across the commercial, military and space markets. As the demand for more electric and sustainable aviation solutions amplifies, we're uniquely positioned to help power the next generation of platforms.

Mobility



We provide differentiated technologies that improve safety, efficiency, and performance for customers in the automotive, commercial vehicle, aftermarket and off-road segments. We are committed to enabling the transition to electrified vehicles (EVs) while also continuing to provide innovative and efficient internal combustion engine (ICE) solutions.

2024 recognitions

America's Most Loved Workplaces
Newsweek

Best of the Best Employer for Veterans
US Veterans Magazine

Best Place to Work for Disability Inclusion
Disability:IN

Diversity Leaders
Financial Times

Equality 100 Award
Human Rights Campaign

Gold Medal
Ecovadis

Great Place to Work
Great Place to Work Institute

Greatest Workplaces for Diversity
Newsweek

Leadership Level
CDP

Military Friendly Gold Award
Military Friendly

Most Honored Company
Extel

World's Best Companies
TIME

World's Best Employers
Forbes

World's Most Admired Companies
FORTUNE

World's Most Ethical Companies
Ethisphere Magazine

This publication was printed at an FSC®-certified printer. The FSC Logo identifies products that contain wood or wood fiber from well-managed forests certified in accordance with the rules of the Forest Stewardship Council®. Soy-based inks and elemental chlorine-free, acid-free, recycled content and recyclable papers were employed throughout this publication.

EATON
Powering Business Worldwide

Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland
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